UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016

______________

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.	Corporate Responsibility Report

Item 1

ICL Corporate Responsibility Report 2015

Where needs take us

Letter from ICL's Sustainability Officer For the global sustainability community, governments, nonprofits and businesses alike, 2015 was marked by the 21st summit of the United Nations Convention on Climate Change and Paris Agreements reached in December, as well as the process leading up to these forward-looking accords. A cornerstone of the process has been the Sustainable Development Goals ("SDGs"), adopted by the UN General Assembly in September. There are 17 goals with 169 targets covering a broad range of sustainable development issues. These include ending poverty and hunger, improving health and education, making cities more sustainable, combating climate change, and protecting oceans and forests. The SDGs serve governments and businesses and guide both strategy and action. ICL, seeking to identify and act upon the most fundamental needs of humanity, has chosen to use the SDGs as a context for its 2015 Sustainability Report. ICL's global presence and vertical integration serve us well in meeting a number of key challenges, making humanity's needs and goals our business. The second SDG is indeed the core of our business: "ending hunger, achieving food security and improving nutrition and promoting sustainable agriculture." We also have key roles to play in a number of SDGs focused on reducing environmental impacts, such as those relating to energy and climate change: "ensure access to affordable, reliable, sustainable and clean energy for all" (SDG 7) and "take urgent action to combat climate change and its impacts" (SDG 13). Thus, this year's Sustainability Report is, above all, an offering for discussion and engagement with our stakeholders, to ensure we hold true to the journey on which ICL has embarked: "Where Needs Take Us". Mr. Tzachi Mor, ICL Sustainability and ERM Tzachi.Mor@icl-group.com ICL Corporate Responsibility Report 2015 3 inviting you to further explore our corporate responsibility related activities We invite you to review our 2015 CSR Report. As our objective is to provide you with the means to locate the information most relevant to you, we have published specific information on a dedicated website which allows for an in-depth look at aspects that are mentioned in this report, and the ability to 'zoom in' on relevant issues. We have also integrated videos which are available by either scanning a QR code or by clicking on the link (if reading online). Please download a free QR code reader from your favorite app store in order to scan the QR codes appearing throughout this report. For ICL's website where you can find a wealth of information about the company, including corporate responsibility reports from previous years, scan the QR code or press the QR code. * Relevant information regarding the scope of the limited assurance performed in regard to the specified parts is detailed throughout the report. All relevant marks should be reviewed according to the Limited Assurance report on pages 5-7 in this report. 4 ICL Corporate Responsibility Report 2015

Somekh Chaikin KPMG Millennium Tower 17 Ha'arba'a Street, PO Box 609 Tel Aviv 61006, Israel +972 3 684 8000 (1) The mark included as part of a given paragraph, refers to the information and/or data included in the relevant sentence only. 09 August 2016 Independent Limited Assurance Report to the users/ readers of Israel Chemicals Ltd. 2015 Corporate Responsibility Report. We were engaged by the management of Israel Chemicals Ltd. (further referred to as "ICL") to provide limited assurance on the specified parts as mentioned in the table below (further referred to as "Specified parts"), marked(1) with in the report, regarding the information presented on ICL's 2015 Corporate Responsibility Report for the year ended 31 December 2015 (further referred to as "The Report"). Management is responsible for A. the preparation and the presentation of the report in accordance with the Sustainability Reporting Guidelines (G4) of the Global Reporting Initiative (GRI) as described in pages 194-201 of the Report, and the information and assertions contained within it B. for determining ICL's objectives in respect of sustainable development performance and reporting, including the identification of stakeholders and material issues for reporting C. for establishing and maintaining appropriate performance management and internal control systems from which the information is derived, to be free from omissions and material misstatements whether due to fraud or error. Our responsibility is to provide a limited assurance engagement and to express a conclusion based on the work performed. We conducted our engagement in accordance with International Standard on Assurance Engagements (ISAE) 3000, Assurance Engagements other than Audits or Reviews of Historical Financial Information, issued by the International Auditing and Assurance Standards Board. That Standard requires that we comply with applicable ethical requirements, including independence requirements, and that we plan and perform the engagement to obtain limited assurance about whether the Report is free from material misstatement. A limited assurance engagement, regarding data and information in the specified parts on the corporate responsibility report, consists of making interviews and inquiries, primarily of persons responsible for the preparation of information presented in the report, and applying analytical and other evidence gathering procedures, as appropriate. These procedures included: Examination of the specified parts in the report, for the purpose of performing a limited assurance, based on public information sources, knowledge of ICL business and other comparative information of similar organizations. Somekh Chaikin, an Israeli partnership and a member firm of KPMG network of independent member firms affiliated with International Cooperative ("KPMG International"), a Swiss entity. ICL Corporate Responsibility Report 2015 5

G4-33 Inquiries of management to gain an understanding of ICL processes for determining the material issues for ICL key stakeholder groups. Inquiries of management to gain an understanding regarding the specified parts. Interviews with senior management and relevant staff at group level and selected business unit level concerning corporate responsibility strategy and policies for specified parts, and the implementation of these across the business. Interviews with relevant staff at corporate and business unit level responsible for providing the information in the Report. Visits to the ICL's Spain and UK sites (Iberpotash site and Cleveland Potash site), on the basis of a risk analysis including the consideration of both quantitative and qualitative criteria regarding the specified parts. Visits and communication with the company sites located in Israel, and the Company Tel Aviv headquarters on the basis of a risk analysis including the consideration of both quantitative and qualitative criteria regarding the specified parts. Comparing the information regarding the specified parts presented in the Report to corresponding information in the relevant underlying sources to determine whether all the relevant information contained in such underlying sources has been included in the report. Where relevant, conducting interviews regarding the calculation, aggregation and methods used to collect and report the specified parts in the report. Reading the information presented in the Report to determine whether it is in line with our overall knowledge of, and experience with, the corporate responsibility performance of ICL group. Limited assurance is less than absolute assurance and reasonable assurance. A limited assurance engagement is substantially less in scope that a reasonable assurance engagement in relation to both the risk assessment procedures, including an understanding of internal control, and the evidence-gathering procedures performed in response to the assessed risks, which vary in nature from and are substantially less in scope than for a reasonable assurance engagement. As a result, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had we performed a reasonable assurance engagement. We believe that the procedures we have performed and the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion. Conclusion Based on the limited assurance procedures performed and the evidence we have obtained, described in this report, nothing has come to our attention to indicate that the specified parts as mentioned in the table below, Somekh Chaikin, an Israeli partnership and a member firm of KPMG network of independent member firms affiliated with International Cooperative ("KPMG International"), a Swiss entity. 6 ICL Corporate Responsibility Report 2015

ICL

KPMG

in ICL's 2015 Corporate Responsibility Report are not presented, in all material respects, in accordance with the GRI-G4 and ICL's reporting criteria.

Our limited assurance report is made solely to ICL in accordance with the terms of our engagement. Our work has been undertaken so that we might state to ICL those specified parts we have been engaged to state in this limited assurance report and for no other purpose or in any other context. We do not accept or assume responsibility to anyone other than ICL for our work, for this limited assurance report, or for the conclusions we have reached.

Somekh Chaikin
Certified Public Accountants
Tel Aviv, Israel
August 9th, 2016

Subject	Page
ICL's 2015 operating segments business mix	18
Material Issues[2]	34-37
ICL's selected financial information	62
ICL's impact on the Negev, Israeli economy and balance of payments[3]	63
ICL's 2015 total expenses and investments in environmental protection	68
ICL Iberia Iberpotash 2015 mining royalties	93
ICL UK CPL 2015 mining royalties	93
ICL's 2015 Total R&D Expenses	107
ICL's 2015 total indirect energy consumption[4]	137
ICL's 2015 total natural gas direct energy consumption[4]	137
ICL's 2015 Scope 2 market based GHG Emissions	141
ICL's Carbon Disclosure Project disclosure scores and performance bands	143
ICL's 2015 total Europe potable water consumption[4]	148
ICL's 2015 total Europe non potable water consumption[4]	148
ICL's 2015 total wastewater discharged[4]	150
ICL's 2015 total non-hazardous global solid waste[4]	151
ICL's 2015 total charitable contribution	176

Somekh Chaikin, an Israeli partnership and a member firm of KPMG network of independent member firms affiliated with International Cooperative ("KPMG International"), a Swiss entity.

G4-33

[2] *Material issues assurance included relevant steps performed by the company in its material assessment, as described in the report, only.*

[3] *Specific parts related to information based on the research "The scope of ICL's economic influence on the Israeli economy as a whole, as well as on the Beer Sheva area, in particular" were assured based on the information publicly published in the research only.*

[4] *Limited Assurance procedures performed in regad to ICL's Spain and UK sites (Iberpotash site and Cleveland Potash site) data only.*

ICL Corporate Responsibility Report 2015 7

Contents 10 A Message from ICL's Chairman and CEO 12 ICL Corporate Overview About ICL 15 ICL at a Glance 16 One ICL 18 Looking Back - Moving Forward 22 ICL's story: "Where Needs Take Us" 25 Goals, Performance and Next Steps Forward 28 Material Issues 34 40 Governance and Economic Responsibility Corporate Governance 42 Corporate Responsibility 43 Sustainable Development Policy 45 Global Distribution 46 Board of Directors 47 Focusing on Core Business Activities 52 Organizational and business culture 43 Conducting Business Fairly 44 Professional and Industry-Related Involvments 58 Voluntary External Standards 58 Transparency and Stakeholders Dialogue 59 Engaging Our Stakeholders 60 Economic Responsibility 62 Selected Financial Information 62 ICL's Impact on State Economics 63 8 ICL Corporate Responsibility Report 2015

66 Environmental Responsibility Environmental Policy 68 Sustainability Throughout Our Products' Lifecycle 73 Stage 1: Raw Materials and Materials Extraction 75 Stage 2: Product Development 106 Stage 3: Production and Operations 113 Stage 4: Logistics and Distribution 118 Stage 5: Product Use Stage 122 Stage 6: End of Life for Our Products 132 Environmental Performance 136 Energy Consumption 137 GHG and Climate Change 140 Air Quality 145 Water Consumption 148 Wastewater and Wsate 150 154 Social Responsibility Fair and Responsible Employment 158 Employee Empowerment 163 Protection of Human Rights 166 Occupational Health and Safety 167 Maintaining a Safe and Healthy Environment 167 Changing Safety Culture 196 Security 174 Engaging our Communities 176 Israel 177 Europe 183 The Americas 185 188 About the Report 193 GRI G4 Content Index ICL Corporate Responsibility Report 2015 9

A Message from ICL's Chairman and CEO Letter from the Chairman and CEO Corporate Overview Governance and Economic Responsibility Environmental Responsibility Social Responsibility About the Report Mr. Stefan Borgas President and CEO Mr. Nir Gilad Chairman of the Board Our commitment to manage ICL responsibly is clearer than ever and serves as a beacon for decision making within the company. We are pleased to present our 2015 Corporate Responsibility report documenting ICL's focus and progress on addressing humanity's global challenges and needs. The past year at ICL has been marked by events that highlight the truly global nature of our company: we launched new operations in China and Ethiopia, inaugurated our new European headquarters in the Netherlands, strengthened our operations in Spain and Brazil and embarked on intensive agricultural outreach in India and Ethiopia. ICL has brought its recognized global sustainability expertise into all of these operations and projects. We continued to implement our broad-based strategy aimed at creating a more balanced, integrated and efficient company focused on specialty end markets. Ecological, financial and social sustainability is an integral part of this strategy. ICL fulfills essential needs in three core end markets - Agriculture, Food and Engineered Materials - by utilizing an integrated global value chain that is based on specialty minerals. These markets are at the forefront of acute global challenges, such as food security and climate change. The creation of Sustainable Development Goals (SDGs) in 2015 includes 17 goals and 169 specific targets adopted by the 193 countries of the UN General Assembly. They range from preventing poverty and hunger to reducing climate change and increasing the availability of potable water. We view these sustainable development goals as an important compass for providing direction in our journey. G4-1 10 ICL Corporate Responsibility Report 2015

ICL
Letter from the Chairman and CEO
Corporate Overview
Governance & Economic Responsibility
Environmental Responsibility
Social Responsibility
About the Report

A MESSAGE FROM ICL'S CHAIRMAN AND CEO

G4-1

ICL integrates sustainability considerations into our strategy and our operations by creating a collaborative, efficient and innovative environment for our 13,500 valued employees, enabling them to address evolving needs in our core markets. Some early results of this approach are reviewed in this report: For instance, our new Polysulphate product is a natural, sustainable, organic fertilizer with a low environmental impact (see page 126). Other initiatives are in progress to improve our financial and ecological efficiency and enable us to build sustainable platforms that will make ICL more flexible, resilient and productive.

In parallel we are increasing our transparency about our sustainability performance and goals. This is essential to create the suitable corporate environment for excellence in sustainability, as well as for effective engagement with our stakeholders worldwide. One of the many examples of the progress we have achieved in this area is the recognition we received from the Carbon Disclosure Project regarding our transparency and performance.

There is increasing uncertainty in the financial markets regarding the willingness – and the ability – of many nations to confront several of the world's most pressing challenges, and to overcome their own social and financial problems. Throughout this period, ICL has remained committed to reducing our environmental footprint, enhancing the sustainability of our products throughout the value chain, and developing next generation products in energy storage, balanced fertilization, food additives and environmentally-friendly flame retardants.

In this report, we present a window into our activities and achievements and present our roadmap for the future. We will continue to engage our customers, employees and stakeholders throughout the world, aware of our commitment to manage ICL sustainably and responsibly.

We hope this report provides you with a greater understanding of our social responsibility activities and we encourage you, our stakeholders, to share your ideas and concerns with us on these issues which are essential to us all.

Mr. Nir Gilad
Chairman of the Board

Mr. Stefan Borgas
President & CEO

ICL Corporate Responsibility Report 2015 11

Letter from the Chairman and CEO Corporate Overview Governance and Economic Responsibility Environmental Responsibility Social Responsibility About the Report ICL Corporate Overview

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report Putting food on the table: healthy and plentiful for all. ICL's fertilizers and specialty fertilizers help farmers cope with diverse agricultural conditions and provide improved, high-quality and durable produce.

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report Fulfilling Humanity's Essential Needs 14 ICL Corporate Responsibility Report 2015

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report About ICL ICL Overview- Fulfilling Essential Need: Vision and Strategy by Our CEO: G4-3, G4-4, G4-7, G4-9 ICL is a global manufacturer of products based on specialty minerals that fulfill humanity's essential needs in three core markets: Agriculture, Food and Engineered Materials. ICL produces approximately a third of the world's bromine and is the sixth largest potash producer, as well as the leading provider of pure phosphoric acid. It is a major manufacturer of specialty fertilizers, specialty phosphates and flame retardants. ICL's mining and manufacturing activities are located in Israel, Europe, the Americas and China, and are supported by global distribution and supply networks. The agricultural products that ICL produces help to feed the world's growing population. The potash and phosphates that it mines and manufactures are used as ingredients in fertilizers and serve as an essential component in the pharmaceutical and food additives industries. The food additives that ICL produces enable people to have greater access to more varied and higher quality food. ICL's water treatment products supply clean water to millions of people as well industry around the world. Other substances, based on bromine and phosphates, help to create energy that is more efficient and environmentally friendly, prevent the spread of forest fires and allow the safe and widespread use of a wide variety of products and materials. ICL operates within a strategic framework of sustainability that includes a commitment to the environment, support of communities in which ICL's manufacturing operations are located and where its employees live, and a commitment to all its employees, customers, suppliers and other stakeholders. ICL (Israel Chemicals Ltd.) is a public company whose shares are dual listed on the New York Stock Exchange and the Tel Aviv Stock Exchange (NYSE and TASE: ICL). 46.2% of ICL's equity is held by Israel Corp., 13.9% by Potash Corporation of Saskatchewan and the remainder by the public. The company employs approximately 13,500 people worldwide, and its sales in 2015 totaled $5.4 billion. ICL Corporate Responsibility Report 2015 15

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report Minerals Assets Potash (potassium chloride) is one of the three major nutrients required for plant growth. It is vital for the physiological processes of plant growth, and improves the durability of the produce it fertilizes, helping agricultural products survive storage and transportation and prolonging their shelf life. There are currently no artificial substitutes for potassium. Derived from phosphate rock, phosphate is one of the three major nutrients required for plant growth. Phosphorus directly contributes to a wide range of physiological processes in a plant and accelerates the growth rate of crops. There are currently no artificial substitutes for PhosphorUS Bromine, a member of the halogen family, is known for its diverse uses in many industries. Bromine is rarer than about 75% of elements in the Earth's crust and is found in seawater and underground brine deposits. Due to its high concentration of salt, the Dead Sea is a major source of the world's Bromine. Magnesium is the eighth most abundant element in the earth's crust and plays an important role in plant and animal life. Resources Fully Integrated and Diversified Value Chain Dead Expertise Segments Sea Mining Fertilizers UK/ Spain Mines Formulation Performance Products Negev Desert Chemistry Industrial Global Products opportu- nities RandD Minerals Assets 16 ICL Corporate Responsibility Report 2015

ICL
Letter from the Chairman and CEO
Corporate Overview
Governance & Economic Responsibility
Environmental Responsibility
Social Responsibility
About the Report

END MARKETS


Agriculture

- Potash
- Bulk Phosphate Fertilizers


Food

- Specialty Fertilizers
- Polysulphate™
- Industrial Solutions
- Advanced Additives phosphates & phosphorus-based
- Food Specialties


Engineered Materials

- Flame Retardants bromine-& phosphorus- based
- Industrial Solutions
- Advanced Additives phosphates & phosphorus-based

G4-4, G4-12

ICL Corporate Responsibility Report 2015 17

ICL
Letter from the Chairman and CEO
Corporate Overview
Governance & Economic Responsibility
Environmental Responsibility
Social Responsibility
About the Report

ONE ICL

Commodity Business

Our Commodity Business provides bulk potash and phosphate fertilizers, phosphate rock and phosphoric acid to agriculture markets and provides raw materials for our backward-integrated Specialty Business.

Specialty Business

Our Specialty Business serves all three of our end markets: **Agriculture**, Food and Engineered Materials. For Agriculture, our mineral raw materials are used to produce specialty fertilizers that enhance yields, improve crop quality, save water and protect the environment. Our **Food Specialties** products are used to improve the texture, stability and shelf life of products for the meat, bakery, dairy and soft-drink industries, while maintaining and even improving the food nutritional values. For **Engineered Materials** markets, we produce downstream products such as flame retardants for the electronics automotive and construction industries, clear bromine-based brine fluids for the oil and gas drilling industry and advanced additives for a host of industrial and consumer products in various industries including motor oils, paints and coatings, electronics, construction, asphalt and firefighting.

Operating Segments

We are a leading multinational company that operates mainly in the areas of fertilizers and specialty chemicals, in three segments: Fertilizers, Industrial Products and Performance Products. In addition, we have other operations that include water desalination and magnesium manufacturing.

Business Mix (LA)

(Based on FY2015 Adj. Operating Income)


Fertilizers Segment
Industrial Products
Performance Products
14%
14%
72%
ICL
Where needs take us

LA

Limited assurance procedures performed for ICL's 2015 Business Mix, as described in the report, only.

ICL:

G4-8, G4-DMA

18 ICL Corporate Responsibility Report 2015

ICL
Letter from the Chairman and CEO
Corporate Overview
Governance & Economic Responsibility
Environmental Responsibility
Social Responsibility
About the Report

ONE ICL

2 ZERO HUNGER

Target 2.4 By 2030, ensure sustainable food production systems and implement resilient agriculture practices that increase productivity and production, help maintain ecosystems, strengthen capacity for adaptation to climate change, extreme weather, drought, flooding and other disasters, and that progressively improve land and soil quality.

G4-DMA

Fertilizers

Our Fertilizers segment develops, manufactures, markets and sells fertilizers that are based primarily on potash (potassium chloride) and phosphate.

Nitrogen, phosphorus and potassium (N, P and K) constitute the three major nutrients required for plant growth. Each of these three nutrients plays a different role in plant development. Without these nutrients, crops cannot achieve their growth potential. Potassium also enhances a plant's ability to withstand drought and cold, improves the efficient use of nitrogen and other nutrients necessary for plant development, and improves the durability of agricultural produce in storage and transportation.

There are currently no artificial substitutes for phosphorus and potassium. These three nutrients are present in the ground, however the continued use of the soil for agricultural crops depletes the concentration of these fundamental elements in the ground over time, and could result in a decline in crop yields, and must be replenished from external sources through the use of fertilizers. We sell phosphorus-based and potassium-based products.

Performance Products

Our Performance Products segment primarily develops, produces, markets and sells a broad range of specialty phosphates for different applications as well as whey proteins for the food ingredient industry.

Industrial Products

Our Industrial Products segment develops, manufactures markets and sells bromine phosphorus and magnesium based flame retardants for the electronics, automotive and construction industries, bromine compounds for industrial and agricultural uses, clear bromine based brine fluids for the oil and gas drilling industry, and biocides for water treatment. These products are principally based on bromine, magnesia, chlorine and salts from the Dead Sea and phosphorus and chlorine purchased from third parties.



ICL Corporate Responsibility Report 2015 19

ICL
Letter from the Chairman and CEO
Corporate Overview
Governance & Economic Responsibility
Environmental Responsibility
Social Responsibility
About the Report

ONE ICL

End Markets

Over 98% of our revenue is derived from three core end-markets.

End Market
(Based on FY2015 Revenue)

- Agriculture (Bulk and Speciality Fertilizers)
- Food
- Engineered Materials
- Other


2%
9%
33%
56%
ICL
Where needs take us

Agriculture

The demand for fertilizers is driven and influenced by the growth of the world's population, the increase in the standard of living and a shortage of arable land, which are creating an increasing demand for food. The agricultural products that ICL produces help to feed the world's growing population by providing essential nutrients that help farmers increase the quantity and quality of their crops. ICL is also an expert in the area of specialty fertilizers meeting the needs of specific crops and climates in order to maximize their productivity and quality.

Potash
#2 in Western Europe and #6 Worldwide

PK fertilizers (complex fertilizers based on potash and phosphate)
#1 in Western Europe

Specialty fertilizers CRF and MKP
#1 Worldwide in MAP/MKP soluble fertilizers,
#1 (tied) in Europe in controlled release fertilizers and
#2 in the United States in controlled release fertilizers



G4-DMA, G4-4, G4-8

20 ICL Corporate Responsibility Report 2015

ICL
Letter from the Chairman and CEO
Corporate Overview
Governance & Economic Responsibility
Environmental Responsibility
Social Responsibility
About the Report

ONE ICL



Food

ICL is a leader in supplying effective and innovative products to the food and beverage industries. The Company's portfolio and expertise allow it to provide customers with products specifically tailored to the needs of their industry.

Phosphate-based food additives
Top 3 Worldwide

Specialty phosphates
Top 2 Worldwide
(Food and Engineered Materials)

Engineered Materials

ICL is a global leader in industrial additives and materials, including a broad range of flame retardants, phosphate salts and specialty phosphate blends, purified phosphoric acid and electronic-grade specialty phosphoric acids. The Company is also a leading provider of magnesium alloys for the automobile industry. ICL's strong technical support team works closely with customers across the globe to provide customized high-performance applications. These materials help to create more efficient and environmentally friendly energy, prevent the spread of forest fires, and allow the safe and broad use of hundreds of products and materials.

Elemental bromine
#1 Worldwide

Phosphorus-based flame retardants
#1 Worldwide

Forest fire retardants
#1 Worldwide


35326-01
9836

Other activities include ICL Dead Sea Magnesium which produces, markets and sells pure magnesium and magnesium alloys. It also produces dry carnallite and related by products, including chlorine and sylvinite. DSM is the second largest magnesium producer in the Western world.

G4-DMA, G4-4, G4-8

ICL Corporate Responsibility Report 2015 21

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report LOOKING BACK - MOVING FORWARD Business driven Sustainability driven * All CSR reports mentioned are GRI reports except for the first corporate CSR report in 2009. 1968 ICL established by the State of Israel as a government-owned company. 1992 The beginning of the Israeli government's privatization of ICL, listing its shares on the Tel-Aviv Stock Exchange (TASE) and issuing a special non-transferable "State Share" to the State of Israel to protect the government's vital interests. 2001-2015 During the past decade, the Company has expanded significantly, primarily by increasing its production capacity and global distribution, establishing regional offices and joint ventures, and investing in acquisitions. 2006 Expanding stakeholders dialogue 1975 ICL expanded through the consolidation of additional government-owned entities, including Dead Sea Works, the companies that comprised Rotem Amfert Negev, Bromine Compounds and TAMI (IMI), ICL's research arm. 1995-2000 The state of Israel completes the privatization of ICL and sells its controlling interest to Israel Corp. As of Dec. 31, 2015, Israel Corporation holds approx. 48.8% of ICL's outstanding ordinary shares. 2001-2005 Initiating CAPs (Community Advisory Panels) Introducing VECAP -- Voluntary Emissions Control Action Program for flame retardants 2007 First ICL company-level CSR Report (Bromine Compounds)

ICL
Letter from the Chairman and CEO
Corporate Overview
Governance & Economic Responsibility
Environmental Responsibility
Social Responsibility
About the Report

2008

- First ICL segment level CSR Report (ICL IP)
- Presenting Merquel®, a breakthrough product for reducing mercury emission from coal-based power plants.
- Sponsoring a green chemistry event in Israel
- Adopting a sustainability strategy
- Becoming a signatory member of the Responsible Care Charter

2009

- First corporate CSR Report *
- Developing a Sustainability Index for Product R&D
- Completing full Carbon Footprint assessments for first 5 ICL products (over 60 assessments concluded so far)

2010

- First corporate CSR Report based on the GRI G3 guidelines
- Starting the transition to natural gas combustion in ICL Israel. This will result in significant emissions reductions in the next years.
- First ICL owned building re-constructed according to Green Building standards (Beit-Maklef, Beer-Sheba, Israel).

2011

- Purchasing two new companies (Everris and Fuentes) and establishing the specialty-fertilizers business sub-segment, significantly expanding ICL's activity in sustainable agriculture, through controlled and slow-release fertilizers.
- First ICL CDP Carbon report- score of 90B, inclusion in CDLI (climate disclosure leadership index)
- First annual GHG inventory reported to the voluntary reporting scheme in Israel

2012

- Commercial production of Polysulphate
- First Readiness Assessment process for external verification of ICL sustainability data
- First full Life Cycle assessments for ICL IP products completed

2013

- Launching 'Potash for Life' in India and 'Potash for Growth' in Ethiopia– demonstrating the benefits of balanced fertilizer use

2014

- Trading on the New York Stock Exchang
- First corporate GRI-G4 CSR Report; first partial external verification completed.
- First Sustainability Report (GRI G4) by ICL Iberia Iberpotash
- Reaching "A", the highest performance score in the CDP report, and is the first Israeli-based company to be included in the CPLI (climate performance leadership index)
- Promoting grass-roots community sustainability initiatives by engaging the community: First "Thinking, Doing" initiative started in Yeruham, Israel.

2015

- Completing formation of China phosphate joint venture with Yunnan Yuntinhua
- First runner-up in the Green Leaf award for ICL Rotem›s innovative activity in the reclamation of phosphate mines.
- First ICL company (ICL DSM) to receive gold sustainability rating by EcoVadis – Supplier Sustainability Rating
- Start of implementation for the new ICL SoFi IT system- for sustainability data collection, management and reporting
- ICL-IP launch Systematic Assessment for Flame Retardants (SAFR™)

WHERE NEEDS TAKE US

ICL Corporate Responsibility Report 2015 23

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report 24 ICL Corporate Responsibility Report 2015

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report ICL'S STORY: WHERE NEEDS TAKE US Based on our commitment to provide essential needs to humanity, ICL is attentive to the needs of its customers, its employees, the communities in which it operates and it's other stakeholders. As social and environmental needs and technologies change, ICL must be able to meet these new challenges and opportunities. We search for opportunities throughout our products life cycles, and our aim is to take the next step forward. Aligning with the UN Sustainability Development Goals Sustainable development is a global goal, but the path is full of challenges. There are worldwide concerns, from poverty and unemployment to global health threats and natural resource depletion. On September 2015, countries adopted a set of goals to end poverty, protect the planet and ensure prosperity for all as part of a new sustainable development agenda. The 17 Sustainable Development Goals and 169 targets seek to build on the Millennium Development Goals and realize the human rights of all and to achieve gender equality and the empowerment of all women and girls. Each goal has specific targets to be achieved over the next 15 years. The goals and targets will stimulate action over the next years in areas of critical importance for humanity and the planet. They are integrated and indivisible and balance the three dimensions of sustainable development: economic, social and environmental. ICL's core business activities are directly connected to Goal 2 of ending hunger, achieving food security and improving nutrition and promoting sustainable agriculture. Our strategy and operations support other goals such as ensuring access to affordable, reliable, sustainable and modern energy for all (Goal 7), combat climate change (Goal 13) and others. We also strive to excel and achieve other goals such as gender equality and empowering all women and girls (Goal 5). The SDGs serve governments and businesses alike as a beacon that guides both strategy and action. It is therefore no coincidence that ICL, seeking to identify and act upon the most fundamental needs for humanity, has chosen to use the SDGs as a context for its 2015 sustainability report. ICL Corporate Responsibility Report 2015 25

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report ICL'S STORY: WHERE NEEDS TAKE US 26 ICL Corporate Responsibility Report 2015

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report End hunger, achieve food security and improved nutrition and promote sustainable agriculture Ensure inclusive and equitable quality education and promote lifelong learning opportunities for all Achieve gender equality and empower all women and girls Ensure availability and sustainable management of water and sanitation for all Ensure access to affordable, reliable, sustainable and modern energy for all Promote sustained, inclusive and sustainable economic growth, full and productive employment and decent work for all Build resilient infrastructure, promote inclusive and sustainable industrialization and foster innovation Ensure sustainable consumption and production patterns Take urgent action to combat climate change and its impacts* Conserve and sustainably use the oceans, seas and marine resources for sustainable development Protect, restore and promote sustainable use of terrestrial ecosystems, sustainably manage forests, combat desertification, and halt and reverse land degradation and halt biodiversity loss Promote peaceful and inclusive societies for sustainable development, provide access to justice for all and build effective, accountable and inclusive institutions at all levels ICL Corporate Responsibility Report 2015 27 For more information regarding a specific SDG click on the icon.

ICL | Letter from the Chairman and CEO | Corporate Overview | Governance & Economic Responsibility | Environmental Responsibility | Social Responsibility | About the Report

GOALS, PERFORMANCE & NEXT STEPS FORWARD

Sustainable Products & Services	Goals	Achievements	Next Steps Forward
PRODUCTS	▪ Increase sales of Polysulphate™, an environmentally-friendly fertilizer, by 30%-50% and produce about 1,000,000 tonnes by the year 2020.	▪ ICL is the first and only producer to mine polyhalite, which it markets as Polysulphate™. Commercial production commenced in 2012.	▪ Develop additional Polysulphate-based products. ▪ Expand into additional markets through customer education and support both in agronomy and production, large scale field trials and providing additional results of research regarding the product's capabilities ▪ Complete global registration process of Polysulphate™ new fertilizer and complete organic fertilizer registration in relevant countries.
	▪ Create a science-based assessment tool for flame retardants.	▪ ICL's Systematic Assessment for Flame Retardants (SAFR™) assesses the sustainability profile of individual flame retardants based on hazard criteria and potential exposure in their application. ▪ Assessments conducted on 100% of ICL's flame retardants using SAFR™ICL's flame retardants using SAFR™.	▪ Promote the adoption of the methodology throughout the value chain, where it will enable purchasing decisions based on the sustainable use of a flame retardant for specific applications ▪ ICL will release a second version of SAFR™ by the end of 2016.

G4-DMA, G4-2

28 ICL Corporate Responsibility Report 2015

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report GOALS, PERFORMANCE and NEXT STEPS FORWARD Sustainable Products and Services Goals Introduce a Sustainability Index for Product Development for all of ICL's relevant business units by the end of 2016 Include all BFRs sold by ICL Industrial Products under the VECAP program. Achievements The Sustainability Index tool is fully implemented at ICL Industrial Products. In 2015, global coverage by VECAP included 73% of all BFRs sold by ICL Industrial Products. Next Steps Forward Adaptation of the Sustainability Index for the RandDs of the relevant business units. Incorporate the Sustainability Index in day-to day practices of our RandD units to enable the development of sustainable products and thereby increase ICL's offerings of these products. Create a system of customer "sustainability" ranking and report on best practices. G4-DMA, G4-2 ICL Corporate Responsibility Report 2015 29

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report GOALS, PERFORMANCE and NEXT STEPS FORWARD Goals Focus on new products and new technologies development, new applications and formulations in ICL Strategy fields: agriculture, food and engineered materials. Advance and share ICL's knowledge in plant nutrition by sharing our knowledge and supporting hundreds of research studies worldwide related to various crops, soils and climates. Achievements ICL invested $318 million in RandD since 2012. During 2015 three projects were transferred from ICL Innovation to ICL business unit (ICLSF) for further development and commercialization. In 2015, ICL significantly expanded research activities with third parties in our strategy fields: Agro, Food, EM. ICL established the Center for Fertilization and Plant Nutrition (CFPN) in cooperation with the Israel Agricultural Research Organization (ARO; Volcani Center), a research center for fertilizer and plant nutrition knowledge. RandD center for Phosphorous derivate applications was established in Yunnan China. Next Steps Forward Boost our new products and new technologies portfolio. Promote activities to improve process production in our manufacturing facilities, operational excellence and cultivate technological human capital. Initiate collaborations with external parties for disruptive innovation. Allocate approximately $2 million per year to advance research of plant nutrition. G4-2 30 ICL Corporate Responsibility Report 2015

ICL | Letter from the Chairman and CEO | Corporate Overview | Governance & Economic Responsibility | Environmental Responsibility | Social Responsibility | About the Report

GOALS, PERFORMANCE & NEXT STEPS FORWARD

Environmental Responsibility	Goals	Achievements	Next Steps Forward
GHG	Reduce 30% of 2008 Scope 1+2+3 GHG emissions levels by 2020.	ICL GHG emissions have been reduced by 40% compared with the 2008 base year emissions, surpassing the corporate reduction target for 2020 (30%).	Include YPH (the new JV) into corporate GHG inventory. Reevaluate corporate baseline and target due to the new JV.
ENERGY	Make natural gas the main fuel for ICL's energy intensive sites.	Approx. 97% of ICL's facilities in Israel are using natural gas as the primary fuel source.	By the end of 2018, further ICL sites: ICL China ICL YPH JV, ICL Haifa F&C, ICL Rotem Zin- are due to be connected to new gas supplies.
	Reach an annual savings of $36 million in energy costs by 2020 compared with 2012.	55% of the goal was reached by the end of 2015	Continue and enhance ACE energy efficiency at all of ICL's major energy consuming facilities
MINE RECLAMATION	Achieve full reclamation of the remaining 2,500 Ha. (out of 5,000) of historical mining areas at ICL Rotem by 2021.	2,500 Ha. have been restored.	Incorporate ecological research in our mining zones. Implement best practices regarding biodiversity in the mines.
ENVIRONMENTAL INCIDENTS	A year-by-year 15% reduction in the total number of environmental events and incidents.	ICL strictly monitors any divergence from operational excellence. Any incident is reported through formal channels. Environmental excellence is rewarded; managers have defined targets.	Reduce the number of environmental incidents and achieve zero incidents.

G4-2

ICL Corporate Responsibility Report 2015 31

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report GOALS, PERFORMANCE and NEXT STEPS FORWARD Social Responsibility HEALTH and SAFETY MANAGEMENT STANDARDS DIVERSITY Goals A year-by-year 20% reduction in the total number of accidents and IR index. Implement ISO 9001, ISO 14001 and OHSAS-18001 (or equivalent) at all of ICL's production sites by 2020. Accredit all ICL's significant energy consuming sites with ISO 50001 by 2020 Promote women in leadership roles and increase the number of women in senior management positions to 30% by the year 2020. Achievements 26.6% Decrease in Incident Rate from 2011-2015 About 80% of ICL's production sites have implemented and certified these three standards or their equivalents. Five production site worldwide have been certified for ISO 500001 for energy management. ICL has appointed two women to every strategic committee in ICL. Seeking candidates for senior leadership positions. Next Steps Forward Achieve zero accidents. Implementing programs for changing safety culture. Complete the implementation of standards in all of ICL's relevant operations. Incorporate ISO 50001 at relevant sites. By 2017 certify all production sites in Israel. Update recruitment and promotion procedures to increase diversity. Create an internal global forum to promote diversity. 32 ICL Corporate Responsibility Report 2015

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report ICL Corporate Responsibility Report 2015 33

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report Material Issues ICL continually strives to monitor and evaluate issues of materiality relating to the Company and its stakeholders, and to adjust its strategies and disclosure accordingly. In 2015, the Company conducted a Materiality analysis to assess the economic, environmental and social issues that are of highest concern to its stakeholders and that could significantly affect the Company's ability to execute its business strategy. The scope of this report covers ICL's efforts company-wide and globally, in relation to the material issues identified in the analysis. The materiality analysis was based on the framework developed by the Global Reporting Initiative (GRI). Process Material issues were identified using a three phase process: Internal and List of Matrix of List of material external Phase 1 relevant Phase 2 material Phase 3 issues to be documentation, Identification topics to be Prioritization issues by Validation included in the analysis, considered priority report studies and benchmarketing Material issues assurance included the relevant steps performed by the company in its material assessment, as described in the report, only. 34 ICL Corporate Responsibility Report 2015

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report 1. Identification In the first phase, a list of relevant topics was compiled from the following perspectives: Perspective Relevance for business Relevance for stakeholders Emerging issues for the chemical and mining sectors Local and national economic, social and environmental context Sources ICL's Enterprise Risk Management (ERM) Corporate strategy Identification of stakeholders through executives' questioners Commissioned questionnaires completed by ICL's executives Tracking publicly-available information Regular engagement with key stakeholders Monitoring questions submitted to the Company's QandA website and to various ICL department (e.g. Investors relations, Sustainability) Material issues for relevant organizations and reporting bodies (e.g. IFA, ICMM, GRI, CDP, MAALA) Benchmarking of best practices by world-class peers Media and social networks review 2. Prioritization The topics compiled in the previous stage were evaluated to determine which were material to ICL, through both qualitative and quantitative analysis as well as discussions on whether, and to what degree, they reflect a significant economic, environmental and social impact on ICL or substantively influence the assessments and decisions of ICL's stakeholders. The issues were then classified in a matrix with the material issues for ICL on an X-axis and the material issues for ICL's stakeholders, on a Y-axis. The material issues with high importance for ICL ( X axis) were defined and prioritized using the Company's Enterprise Risk Management (ERM) system as well as by evaluating and weighing the data compiled from the commissioned ICL Corporate Responsibility Report 2015 35

ICL
Letter from the Chairman and CEO | Corporate Overview | Governance & Economic Responsibility | Environmental Responsibility | Social Responsibility | About the Report

MATERIAL ISSUES

questionnaires completed by a group of ICL's executives who represent the Company's various activities, geographies and perspectives.

The ERM, compiled by Ernst & Young, identifies risks at the corporate as well as company levels. Key sustainable concerns were selected from among the identified risks according to the principles for defining report content.

In addition, issues that were on the Company's agenda during the reporting period, i.e. issues that were addressed in a relatively extensive manner by the Board of Directors and the Company's executives; policies and procedures that were instituted or amended; or significant investments that were made or involvement by the Company related to a particular issue, were given added weight.

The material issues of high importance to ICL's stakeholders (represented on the Y Axis) were compiled from stakeholders' requests for information, published materials and other forms of engagement, relevant to the sector in general and to ICL in particular. Further review and evaluation was executed by the Sustainability Team operated by the office of the COO, in consultation with relevant corporate departments.

G4-18, G4-19

1 ECONOMIC PERFORMANCE

2 PAYMENT TO GOVERNMENTS

3 INDIRECT ECONOMIC IMPACTS

4 DIVERSITY AND EQUAL OPPORTUNITY

5 TRAINING AND EDUCATION

6 SECURITY & EMERGENCY MANAGEMENT

7 HUMAN RIGHTS

8 PRODUCT INNOVATION

9 MINING - REMEDIATION, RECLAMATION AND DECOMMISSIOING

10 COMMUNITY RELATIONS

11 COMPLIANCE

12 BIODIVERSITY & NATURE CONSERVATION

13 PRODUCT RESPONSIBILITY

14 SAFETY & ENVIRONMENTAL STEWARDSHIP OF CHEMICALS

15 EMPLOYMENT & LABOR RELATIONS

16 RAW MATERIALS

17 BUSINESS ETHICS

18 WORKFORCE HEALTH, SAFETY & WELL-BEING

19 EFFLUENTS, WASTE & HAZARDOUS MATERIAL MANAGEMENT

20 AIR QUALITY

21 ENERGY MANAGEMENT

22 WATER MANAGEMENT

23 GREENHOUSE GAS EMISSIONS

36 ICL Corporate Responsibility Report 2015

Material Issues High 23 20 21 17 1 Stakeholders 22 19 18 11 for ICL's 14 15 16 Importance 12 13 10 7 8 9 5 6 4 2 3 High Low Importance for ICL ICL Corporate Responsibility Report 2015 37

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report 3. Validation The matrix of material issues which resulted from the previous phase was discussed and analyzed by the team in accordance with Completeness and Stakeholder Inclusiveness principles. The material issues in this report are the result of this final matrix. G4-18 38 ICL Corporate Responsibility Report 2015

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report ICL Corporate Responsibility Report 2015 39

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report Corporate Governance and Economic Responsibility

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report Securing the building blocks of the digital age. ICL's polymer flame retardants are used to produce fire-resistant and environmentally friendly electronic devices.

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report ICL is committed to practicing good corporate governance. This includes close oversight of its business strategy and fiscal accountability, ethical corporate behavior and fairness to its shareholders and stakeholders. Accordingly, the Company abides by advanced principles of corporate governance that define the relationships between the Company's management, Board of Directors, shareholders and stakeholders. ICL is incorporated in Israel and therefore complies with various corporate governance requirements under the Israeli Companies Law, 1999. These are in addition to requirements which apply to ICL as a publicly traded company on the Tel Aviv Stock Exchange and the New York Stock Exchange. Furthermore, the Company has adopted, and will continue to adopt as necessary, voluntary rules to ensure maximum transparency towards all its stakeholders, as well as an enforcement plan that ensures its strict compliance with both the law and with internal regulations. CORPORATE GOVERNANCE 42 ICL Corporate Responsibility Report 2015

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report Corporate Responsibility Corporate Responsibility: G4-DMA, G4-36 ICL recognizes its corporate responsibility to its shareholders, customers, suppliers, employees, the community and its other stakeholders. It is strongly committed to managing its business in ways that lead to sustainable growth, balancing current needs with those of future generations while fulfilling all of its regulatory and moral duties. Where there is no legislation to regulate its activities, ICL strives to voluntarily adopt accepted global industry standards as a guide for its actions. ICL places a strong emphasis on its corporate responsibilities. This has led the Company to substantially increase its environmental, social and community activities, and, most importantly, to internalize a commitment to responsible business practices that guides it on a daily basis. ICL's Sustainability Development Policy embodies the Company's commitment to good corporate governance and ensures it conducts business in a way that will lead to sustainable growth while balancing the needs of its various stakeholders. This commitment begins with ICL's CEO, its Global Compliance Officer and its senior management and extends throughout the organization. The Company's Board of Directors and the Group's management, take various measures to ensure that ICL conducts its business in accordance with the Guidelines. The company has created committees dedicated to monitoring and enforcing high standards of environmental and social responsibility. These committees regularly consult with independent experts to evaluate the Company's economic, social and environmental impact and to ensure compliance with all of its legal obligations. The Company's Board of Directors has appointed the Company's Deputy CEO and COO to serve as the Company's Chief Risk Manager responsible for environmental, safety, occupational health and security issues. The COO reports to ICL's CEO and, periodically on his behalf, to the Board of Directors, on activities in these areas.

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report Sustainable Development Policy Target 12 Encourage companies, especially large and transnational companies, to adopt sustainable practices and to integrate sustainability information into their reporting cycle. Corporate Responsibility Policies and Objectives: G4-DMA The Company applies an overall policy of sustainable development that integrates social, economic and environmental considerations into all of its business activities. The policy stresses social responsibility, which includes taking responsibility for the safety and well-being of its employees, reducing environmental impacts, and creating a dialogue and transparent communication channel with the authorities, community service, as well as other matters in the area of sustainability. This policy includes, among other things, the following items: responsible use of natural and land resources; rehabilitation of streams, restoration and preservation of mining and quarrying regions and returning them to the State after completion of the activities the land was designated for by the State and in accordance with the provisions of law governing the matter; reducing at source (in terms of flow) the quantity of waste produced in ICL companies and increasing the recycling of treatable waste. These activities are performed in ongoing cooperation with manufacturers, suppliers, research institutes, customers and other users for purposes of development and application of methods for the safe production and use of products, while reducing or eliminating injury to users and the environment; and safe transport -- selection and instruction of responsible transporters, use of an emergency system for handling transport problems, strict care with respect to safe and correct packaging and assurance that only proper and orderly means of shipment are used. ICL has a policy of involvement and investment in the society and the community, which was formulated and approved by our Board of Directors in 2001 and amended in 2014. ICL focuses on its cooperation with the community and its involvement in the communities in and outside of Israel from which its employees come and in which it operates. ICL focuses its activities on physically and mentally challenged children and youth, women and children at risk, education and instilling excellence in students in the areas of chemistry, computers, young entrepreneurs, assistance to populations in harsh socioeconomic conditions, and populations in need, including special medical needs. Some of our guiding principles regarding corporate responsibility are: Work to maintain the highest standards of integrity and corporate governance, ethics and honesty in all of the Company's businesses. Operate in compliance with applicable laws, regulations and permits in all areas of activities and seek to voluntarily adopt the industry's best practices and evolving global standards around the world. Constantly strive for excellence, quality, competency and efficiency, and encourage innovation and creativity throughout all of the Company's activities. Ensure all administrative and financial resources required to implement and assimilate corporate responsibility policy are in place to achieve outstanding CR performance. 44 ICL Corporate Responsibility Report 2015

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report G4-14, G4-DMA Establish procedures and implement advanced monitoring systems to identify, assess and control risks in the organization and throughout the product lifecycle (i.e. Product Stewardship). Promote an ongoing dialogue and engagement with each set of stakeholders, maintained in a spirit of transparency and good faith and ensure that the Company's efforts match their priorities. Exercise utmost vigilance in using natural recourses and protect the environment, and constantly seek ways to minimize environmental impact wherever the Company operates. Strive to exceed regulatory requirements in the Company's environmental performance. Utilize the Company's assets and know-how to develop sustainable products and unique tailored integrated formulations to add value to the Company's customers in its end markets. Strive to provide lasting benefits to the communities where the Company operates by supporting sustainable initiatives to develop the communities' social, economic and institutional fabric. Seek to maximize employment, business and economic opportunities for local communities from the Company's existing operations and new ventures. Conduct all activities in accordance with accepted standards for the protection and promotion of human rights. Ensure at all times the Company's provision of a healthy and safe work environment. Provide a rewarding and meaningful livelihood to employees, and strive to be an "employer of choice". Risk Management and The Precautionary Principle As part of the strategic planning required to implement sustainable business activities, an organizational risk management structure was established at ICL, including structured programs to promote the issue. In addition, the Company maintains an Ecology Center of Excellence, which serves as the Company's arm for managing, reducing and controlling environmental risk. Through this structured process which identifies risks and opportunities, ICL applies the precautionary principle to environmental and economic issues. An Enterprise Risk Management (ERM) system to identify existing and future risks, was created by ICL in cooperation with Ernst and Young. The ERM identifies, measures, manages and reduces risks, including integration of procedures required to implement the policy. This system relates to strategic, operational, statutory and economic risks in all aspects of the organization's operations, including its impact on the environment, the economy and society at large. Regarding the environment, ICL's commitment to the principles of the Responsible Care Global Charter serves to integrate the precautionary principles. ICL Corporate Responsibility Report 2015 45

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report GLOBAL DISTRIBUTION Europe USA 22% 26% China 10% Other countries Israel 25% 4% India 4% Sales in 2015 Brazil Manufacturing plant 9% Distribution center Global HQ Sales office Regional HQ G4-5, G4-6 46 ICL Corporate Responsibility Report 2015

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report BOARD OF DIRECTORS Board of Directors: G4-39, G4-43, G4-34, G4-36, G4-38, G4-42, G4-48 Board Responsibilities and Practices In addition to their legal responsibilities, ICL policy requires the Board to approve some of the Company's and its subsidiaries' operations, including investments that exceed a specified amount, organizational changes, and mergers and acquisitions. The Chairman of the Board and the CEO have distinct responsibilities and the positions are held by separate individuals. This is also true of the Board of Directors and the Company's officers who are not directors. The Company does not have contracts with its current directors, excluding the CEO and Executive Chairman. Directors are elected each year at the Annual General Meeting (except external directors, whose term is set by law at three years). New Board members receive information about ICL and its operations, and all directors receive periodic training on relevant issues when there are significant changes. Board Activities Involving Corporate Responsibility and Sustainability At least once a year, ICL's Board of Directors convenes a designated meeting to discuss corporate responsibility and sustainability, employee safety, ecology, etc. In 2015, this meeting was held in May and included presentations on the Company's environmental quality, ecology and safety policies, as well as the implementation of these policies. This Report, approved by the Board of Directors, outlines the Company's Guidelines for Corporate Responsibility and documents the Company's continuing global progress. Board Committees Each committee of the Board operates in accordance with a written charter that sets forth the committee's structure, operations, membership requirements, responsibilities and authority to engage advisors. ICL's Board of Directors has established the following committees: audit and accounting committee; human resources and compensation committee; environment, safety and public affairs committee; operations committee and financing committee. ICL Corporate Responsibility Report 2015 47

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report BOARD COMPOSITION Board Committees: G4-LA12, G4-34, G4-38 * An additional director was designated as an "independent director" under the Israeli Companies Law Board of Directors 11 9 9 In 2015, icl's board of directors convened 13 4 times. 2 2 1 Minority groups members - 0 Directors Independent External Accounting and Over 50 Between Female directors directors* financial expertise years old the ages members of 30-50 Audit and Accounting Committee 3 3 The committee held 7 2 meetings in 2015 1 All members are over 50 years old (not including officers) Directors Officers Audit committee Female (Not including financial experts an officer) Human Resources and Compensation Committee 3 The committee held 11 2 meetings in 2015 1 All members are over 50 years old (not including officers) Directors Officers Female (Not including an officer) 48 ICL Corporate Responsibility Report 2015

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report BOARD COMPOSITION Environment, Safety and Public Affairs Committee 4 The committee 3 held 4 meetings in 2015 1 All over 35 years old Directors Officers Female (Not including an officer) Operations Committee 6 The committee 5 held 6 meetings in 2015 All over 35 1 years old Directors Officers Female (Not including an officer) Financing Committee The committee 5 was established in march 2016 3 and held its first meeting in June. 1 All over 35 years old Directors Officers Female (Not including an officer) G4-LA12, G4-38 ICL Corporate Responsibility Report 2015 49

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report EXECUTIVE COMPENSATION G4-51 ICL offers its Executive Officers a compensation package that maintains a balance between fixed and variable components, using a profit sharing mechanism. Pursuant to Amendment 20 of Israel's Companies Law, the General Meeting of Shareholders of ICL approved the Compensation Policy for ICL officeholders in August 2013. The policy was amended in December 2014. The compensation package includes: Base salary The base salary may vary between the Executive Officers in ICL and is individually determined according to some or all of the following considerations: Educational background, qualifications, skills, specializations, prior professional and business experience, past performance and achievements Position and scope of responsibility Previous compensation agreements Comparable compensation agreements within ICL In addition to the considerations above, and to ensure that ICL offers Executive Officers competitive compensation packages so that it can attract and retain highly skilled professionals, ICL established a base salary that is competitive with the base salaries paid to Executive Officers in similar positions, in both global and local companies, as appropriate for each position. Fringe benefits ICL's Executive Officers may be entitled to fringe benefits as mandated or afforded by law, or that are customary in the Company and that the authorized parties deem advisable to provide a competitive employment package. Annual cash bonus ICL's Executive Officers are entitled to a cash bonus in accordance with an Annual Bonus Plan. The Annual Bonus Plan aims to create an alignment between the compensation of the Executive Officers and the Company's annual and long term goals. Quantitative and qualitative performance indicators are used to determine bonus eligibility and the annual bonus for each Executive Officer is calculated separately for each measurable category and for competency key performance indicators. Equity-based compensation From time to time, ICL may offer its Executive Officers equity-based compensation in order to retain them for the long-term. The amount of equity-based compensation granted to an Executive Officer is determined by each Executive Officer's position, responsibilities, achievements and skills. Equity-based compensation is subject to a vesting period of at least three (3) years. 50 ICL Corporate Responsibility Report 2015

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report EXECUTIVE COMPENSATION PROCEDURE FOR TRANSACTIONS WITH INTERESTED PARTIES G4-41, G4-51, G4-SO6 Retirement and termination arrangements All of the Executive Officers are entitled to pension benefits and severance pay that they accumulated while working for ICL. If there is a discrepancy between the money Executive Officers have accumulated, and the amount owed to the Executive Officer based on his/her base salary and years of seniority at ICL, the Executive Officer will be paid the full amount he/she is due. In 2013 ICL approved a procedure for conducting transactions where ICL stakeholders have a personal interest. The provisions and guidelines for detecting, identifying and approving transactions where interested parties, such as controlling shareholders or executive directors, are concerned, include detailed processes for collecting the relevant information about the contracting parties and reporting and disclosure requirements for these transactions. This procedure is intended to add to, and not to detract from, any other legal obligation regarding the approval of such transactions. To implement this procedure, ICL has developed a computerized system that aids in the identification of transactions with interested parties that require this type of disclosure and reporting. Officers and controlling shareholders are required to complete a semi-annual questionnaire to identify and list all the entities in which they have a personal interest. The list of interested parties is then entered into the computerized system. The system issues a real-time alert before transactions (above a certain sum) are made with an interested party, enabling ICL to follow the correct procedure for approving the transaction. Moreover, ICL does not make contributions, financial or otherwise, to politicians or to political bodies. ICL Corporate Responsibility Report 2015 51

ICL
Letter from the Chairman and CEO
Corporate Overview
Governance & Economic Responsibility
Environmental Responsibility
Social Responsibility
About the Report

FOCUSING ON CORE BUSINESS ACTIVITIES

As part of its growth strategy, ICL intends to use its cash flow to further expand its specialty and value added products organically and through acquisitions.

In October 2015, we completed the formation of the ICL YPH JV with YPC. The ICL YPH JV, which includes a world-scale phosphate rock mine producing approximately 2.5 million tonnes of phosphate annually and a large-scale phosphate operation, is expected to be a leading player in China's phosphate sector, operating an integrated, world-scale phosphate platform across the value chain. It will include upstream mining, bulk fertilizers and downstream businesses in specialty fertilizers, as well as in specialty phosphates for the food and engineered materials markets.

In April 2015, AkzoNobel Industrial Chemicals and the Company signed an agreement for production of high quality vacuum salt. The vacuum salt will be manufactured by the Company and will be sold by AkzoNobel by means of an "offtake" agreement for acquisition of the partnership's products. Pursuant to the agreement, the Company will finance and construct two production facilities at its mining site in Suria, in Catalonia, Spain.

In 2015, ICL completed the acquisition of ICL Austria Hartberg, a leading European company that manufacturers milk proteins for the food and beverage industry.

In 2015, ICL completed the divestment of its aluminum, paper, and water businesses (APW), its thermoplastic products business for the footwear industry (Rhenoflex), its pharmaceutical and gypsum businesses (PCG), and its Medentech and hygiene products business for the food industry (Anti-Germ).

G4-DMA, G4-13

52 ICL Corporate Responsibility Report 2015

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report ORGANIZATIONAL AND BUSINESS CULTURE Corporate Governance: Code of Ethics: G4-DMA, G4-56 ICL's corporate culture rests on core values that include conducting its business activities fairly and transparently, assuming responsibility for its actions, striving for excellence, respecting others, and a steadfast commitment to safety, to the environment and to the wellbeing of the communities where ICL facilities are located. These values, together with the Company's commitment to comply with all laws, regulations, compliance programs and procedures, are vital for ICL's continued growth and success. Code of Ethics ICL's Code of Ethics incorporates the core values of the Company and establishes appropriate ethical guidelines for employees at all levels and positions. The Code is global, uniform and serves as a framework and the foundation for compliance programs currently in effect with respect to securities, restrictive trade practices, anti-bribery and corruption practices, fraud prevention, antitrust, safety and health, environmental protection, and a safe working environment. ICL's Board of Directors have adopted the Code, and it applies to the Board, senior management and employees, including ICL's principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for the Company. ICL views with importance that the Code become a part of the Company's day to day activities; the Code has been distributed to all of the Company's employees throughout the world. In addition, ICL has trained all of its employees and provided guidance to local Ethics Committees and Compliance Officers through the implementation of internal reporting procedures and mechanisms in order to integrate the Code's principles and values. Responsibility Fairness in business Respect Excellence towards and constant others improvement Commitment Commitment to the to safety environment Compliance with the law ICL Corporate Responsibility Report 2015 53

ICL | Letter from the Chairman and CEO | Corporate Overview | Governance & Economic Responsibility | Environmental Responsibility | Social Responsibility | About the Report

CONDUCTING BUSINESS FAIRLY

Integrity, fairness and prevention of bribery and corruption are central values of ICL's organizational culture, and as a leading global company, ICL is careful to comply with trade regulations and preventing bribery and corruption.

For this reason, the Company's compliance policies and programs are characterized by a high standard of caution, adopting heightened European and American standards.

Preventing Bribery, Corruption and Fraud

In 2014, the Board of Directors approved two new compliance programs for preventing bribery and corruption, including anti-money laundering.

ICL implements a global Gift and Entertainment Policy. The policy requires all employees to obtain prior approval for gifts and entertainment for higher value items and for those which involve government officials. The Gift & Entertainment Policy applies to all ICL employees wherever they are located and has been widely distributed to them. As part of the roll out of this policy and to train employees about it, ICL has provided a short video and infographic about this concept to all employees who have internet or email access and published guidelines in ICL's global employees magazine.

In December 2014, ICL launched a Fraud Prevention Program in accordance with ICL's Code of Ethics, which seeks to prevent various types of fraud and provides guidance and training about how to identify and prevent fraud.

In addition, ICL has several control mechanisms to minimize regulatory risks and prevent corruption (e.g. prevention of money laundering, financing terrorism and providing or receiving bribes):

- As part of its Trade Program, ICL has implemented a control mechanism for prevention of financing of terrorism and compliance with international commercial law – a global computerized process which scans all of the Company's potential transactions in order to check the identity of potential customers and vendors against sanctions lists prepared by the US, Europe, the UN and others. The system issues warnings and can even block a transaction with entities suspected of being on one of the above lists. All ICL transactions worldwide are monitored by this program.
- The Company educates its employees about "red flags" which assist employees in identifying potential high risks in their transactions.

Target 16 Substantially reduce corruption and bribery in all their forms.

G4-DMA, G4-41,
G4-SO4, G4-SO3

54 ICL Corporate Responsibility Report 2015

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report conducting business fairly G4-57, G4-58, G4-SO3, G4-SO4 Integrity, fairness and prevention of bribery and corruption are central values of ICL's organizational culture, and as a leading global company, ICL is careful to comply with trade regulations and preventing bribery and corruption. For this reason, the Company's compliance policies and programs are characterized by a high standard of caution, adopting heightened European and American standards. Preventing Bribery, Corruption and Fraud ICL performs an operational assessment for risks related to corruption. By assessing the general risk for the company, as a whole, the following significant risks related to corruption were identified: Employees interfacing with government agencies at Company's sites in their role for the Company (permitting, inspections, product registration, etc.). Employees contracting with government agencies for the sale of Company products. Employees attempting to make sales from customers (other than government officials) through corrupt practices. Agents hired by ICL to act on ICL's behalf with respect to the three issues mentioned above. In 2015, further procedures were developed to ensure the implementation of proper controls related to the engagement of high-risk third parties. These procedures include questionnaires, certification by the third party of adherence to ICL's ethical standards and business practices, confirmation of the third party's ownership, business registration and required licenses, and additional background checks and investigations when warranted based on the level of risk. These procedures will be implemented, and existing third party relationships reviewed, on a risk prioritized basis beginning in 2016. The Company's Code of Ethics also clearly asserts the obligation to refrain from corruption and bans giving or accepting bribes. The organizational culture is implemented continuously through personal example, explanation, enforcement and training practices. ICL maintains internal mechanisms for seeking advice on ethical or lawful behavior. ICL's VP of Global Compliance or Regional Compliance Officers can be contacted directly. Concerns or work related issues can be raised with supervisors or Site Managers; Human Resources representatives, the General Counsel in the region, as well as compliance officers. Employees and managers can also contact ICL's Chief Audit Executive directly by mail, phone or fax. ICL has an Employee Hotline that is available in 18 languages. ICL Corporate Responsibility Report 2015 55

Letter from the Chairman and CEO | Corporate Overview | Governance & Economic Responsibility | Environmental Responsibility | Social Responsibility | About the Report

CONDUCTING BUSINESS FAIRLY

External Audits

Control mechanisms at the management level:

Periodically, internal financial reporting audits are themselves audited to ensure they are effective. These high-level audits are signed by ICL's management and the auditor.

Internal Audits, Feedbacks And Control Mechanisms

ICL maintains a Global Internal Audit ("IA") unit which is responsible for performing internal audits in ICL's companies worldwide. The IA unit operates according to acceptable internal audit standards, and works according to a multi-year work plan, that is updated annually. The plan includes auditing compliance, operations, IT, HR, finance and other strategic projects at ICL. The IA unit reports to the Chairman of the Board of Directors and to the Audit and Accounting Committee. All of the reports prepared by the IA unit are transmitted to the committee where fundamental issues are discussed.

ICL also provides a "Hotline" through which employees can contact the SVP, Global IA and compliance officers directly to report issues or events that they consider improper, problematic or deviating from the provisions of the law, procedures or the Code of Ethics.

Complaints can be submitted anonymously so that employees and contractors feel free to identify problematic issues.

ICL's Hotline is operated under the auspices of the internal audit and compliance office and operates at ICL companies worldwide.

In 2015, the Company addressed 66 complaints. The complaints were addressed by different units in the Company, including its Security, Compliance and IA units, and the data was consolidated by ICL's Internal Audits unit. 50 of the 66 complaints were resolved by March 2016.

- 53 complaints were filed by Company employees;
- 13 were filed by contracted employees;

Nature of complaints (of the 50 resolved):

- 46% of the complaints concerned alleged issues regarding ethics;
- 40% concerned allegedly HR related issues these were mainly addressed by the HR department;
- 8% of the complaints concerned alleged actions taken in regards to environmental, safety and health issues;
- 6% concerned alleged non-compliance of ICL's policies;
  - 66 complaints were addressed during 2015;
  - 50 complaints were resolved, of which, about 78% were found to be substantiated; or partially substantiated;
  - All complaints received before 2015 were resolved during 2015.

G4-DMA, G4-58, G4-SO4, G4-HR3
G4-LA16, G4-HR12

56 ICL Corporate Responsibility Report 2015

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report conducting business fairly Target 16 Promote the rule of law at the national and international levels and ensure equal access to justice for all. Internal Enforcement ICL maintains compliance programs to ensure that employees follow the provisions of the laws in the locations in which the Company operates, and in accordance with the Company's policies and procedures. These programs include antitrust, securities, ecology, occupational health and safety, labor, sexual harassment prevention, trade compliance, anti-bribery and corruption and fraud prevention. Employees are also expected to act according to ICL's Code of Ethics. Compliance programs are presented to ICL managers and employees on an ongoing basis. In some cases, there is periodic assessment by external and internal entities to ensure that the programs are being implemented. An officer is in charge of each program, and the Boards of Directors of ICL and each ICL segment receive reports regarding their implementation throughout the Company. Procedure for Authorized Signatories on the Company's Accounts ICL has an established a procedure for signatory rights and authorization. According to Company policy, two defined, authorized signatories are required to legally bind the Company in any contractual obligation or legal action. Compliance With Laws and Regulations ICL's policy is to comply with all provisions of the law, statutes, regulations, treaties, instructions and permits in all areas of its operations. As a company that operates in the chemical industry, ICL is required to comply with a series of regulations and laws that apply to the entire life cycle of its products, both in the countries where they are manufactured and in countries where they are sold. These include: laws to protect employees and the public; manufacturing regulations; standards for classification; labeling guidelines for use and transportation; packaging regulations; rules for supplying material safety data sheets (MSDS); labeling and registration rules for existing chemicals, and chemicals under development in particular countries or territories (for example, the Registration, Evaluation, Authorization and Restriction of Chemicals (REACH) Law in Europe); specific rules and regulations regarding special uses of substances that ICL manufactures (such as food or cosmetics); environmental protection laws relating to manufacture or the use of products and their environmental impact; and laws regarding the recycling of products at the end of their useful lives (such as electronic and electrical equipment and plastic, etc.) ICL Corporate Responsibility Report 2015 57

ICL
Letter from the Chairman and CEO
Corporate Overview
Governance & Economic Responsibility
Environmental Responsibility
Social Responsibility
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PROFESSIONAL AND INDUSTRY-RELATED INVOLVEMENTS

As a leading firm in its industry, ICL has significant resources at its disposal, including a substantial amount of professional information obtained over the years, and a highly experienced group of experts working for the Company. The Company shares this knowledge with different professional and industry-related associations, organizations and forums, on both the international and national levels.

Furthermore, ICL recognizes the need to remain informed about the most up-to-date technology, processes, programs and initiatives occurring in the industry and administered by various industry-related associations, organizations and forums.

VOLUNTARY EXTERNAL STANDARDS

ICL endorses and follows a variety of initiatives and quality management systems in the operation of its subsidiaries in order to improve and streamline processes and performance as well as to reduce risks.

These include, but are not limited to:	
Quality Management	ISO 9001
Environmental Management	ISO 14001
Safety and Health Management	OHSAS 18001
Food Safety Standards for the Food Industry	HACCP, ISO 22000 and FSSC-22000
Energy Management System	ISO 50001:2011
GMP Good Manufacturing Practices (Food)	
Good Manufacturing Practices (Pharma - for Active Pharmaceutical Ingredients)	
Responsible Care and the Responsible Care Management System https://responsiblecare.americanchemistry.com/	

Industry Related Involvement:

G4-15, G4-16

58 ICL Corporate Responsibility Report 2015

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report TRANSPARENCY AND STAKEHOLDERS DIALOGUE As a leading, multinational company, ICL has a wide range of stakeholders including investors, employees, business partners (e.g. suppliers and distributors), customers as well as governmental and regulatory authorities, standardization bodies and academia, local communities, the media and environmental, consumer, social and community organizations. Although many of the topics pertaining to sustainability are global by nature, each type of stakeholder is characterized by its particular needs and interests concerning ICL and its operations. ICL recognizes the importance of its stakeholders and the interests they represent, and therefore invests a great deal of resources to maintain honest, open and fruitful communication with them. ICL's Policy Of Transparency and Dialogue With Its Stakeholders Is Based on Four Pillars: I. Operating in accordance with basic principles of open, sharing and active communication. ICL initiates and nurtures meaningful dialogues with its stakeholders regarding significant matters concerning the Company's operations, including areas of dispute, and how to handle mishaps. In addition the Company is careful to provide its stakeholders with reliable and comprehensive information on its activities. II. Transparency and dialogue through all fields of activities. ICL operates in a transparent fashion and encourages dialogue with stakeholders about the Company's development and production activities and their economic, social and environmental impact, as well as the proper use of its products and risks related to their use. III. Initiating communication channels and developing tools for stakeholder dialogue. Due to the diversity of ICL's stakeholders, both in terms of interests and geography, the Company is careful to utilize a variety of communication channels and platforms to remain transparent, and in continuous dialogue, with its stakeholders around the world. IV. Observing stakeholders' interests. Over the past decade, ICL and its subsidiaries have been engaged in significant dialogue with different stakeholders. Thus, ICL has a long record of the issues that have been raised over the years. ICL Corporate Responsibility Report 2015 59

Letter from the Chairman and CEO | Corporate Overview | Governance & Economic Responsibility | Environmental Responsibility | Social Responsibility | About the Report

ENGAGING OUR STAKEHOLDERS

For engaging with the general public ICL publishes information on mass media, specifically on its corporate website, a unique ICL Q&A website (in Hebrew) www.iclanswers.co.il, in social media, through "Minute to 8" informative video clips on ICL's activities and products, and through advertising campaigns.

For its investors ICL publishes financial reports and is engaged with analysts. It reports on various information requests, regarding its sustainability policy and performance, such as the Carbon Disclosure Project (CDP) (see details in the chapter on Reduction of Greenhouse Gases and Addressing Climate Change). Most of these are done annually, excluding quarterly financial reports.

ICL publishes Corporate Responsibility reports (GRI). ICL reports to Maala - Business for Social Responsibility; Voluntary Reporting Mechanism for Greenhouse Gases and voluntary reports and professional publications issued by the Company on an ongoing basis. ICL's companies report on different regulatory issues concerning environmental impacts as required, from monthly reports to annual reports.

ICL stakeholders are within the company as well. ICL communicates with employees and managers in a variety of ways: through ICL's brand site, www.iclbranding.com; internal company newsletters distributed by segment, company subsidiary or site level and global newsletters distributed twice a year to all ICL employees; internal quarterly videos of the Company's CEO providing employees updates on the Company; managerial information sharing panels; internal messaging system informing employees about executive appointments and pressing matters such as health or security issues.

UNIT LEADERS

A managerial panel consisting of 450 ICL executives representing the Company's various activities meets on a quarterly basis to share updates regarding projects and programs occurring in the organization.

The local communities that are in proximity to our operating facilities are among our closest stakeholders. In order to provide transparency and participate in meaningful discussions with these stakeholders, ICL continually invests in and is involved with the local communities in which it operates. ICL participates in various joint Community Forums where it exchanges information and concerns. Through its employees, many of whom are residents of the community, the Company deepens its understanding of, and commitment to, the local community. As a result of this intensive engagement, ICL obtains in-depth knowledge of the communities' wide range of needs and concerns. This knowledge informs the Company's decision making process.

ICL Q&A (Hebrew):

G4-24, G4-26, G4-27

60 ICL Corporate Responsibility Report 2015

Letter from the Chairman and CEO | Corporate Overview | Governance & Economic Responsibility | Environmental Responsibility | Social Responsibility | About the Report

JOINT COMMUNITY ADVISORY PANEL (CAP)

Joint Community Advisory Panels (CAP) include representatives of ICL factories, the community and green organizations at ICL's sites around the world. The purpose of these forums is to discuss environmental issues, develop joint programs for the benefit of the environment and the community, create a relationships between industry and various stakeholders, and to develop an intelligent and productive dialogue based on reliable information. ICL plants in Israel and abroad have been active in such joint forums for many years. Issues that have been discussed in the last year include: emergency preparedness, workers' safety, environmental impact and performance, community involvement, and occupational possibilities.

ICL initiates and participates in various conventions and events with our professional colleagues and stakeholders, especially regarding our products throughout their lifecycle, best practices and more. It also has an ongoing relationship with different academic institutes and welcomes different research projects that are being done in its various facilities, from biodiversity research to minimizing erosion in mining areas.

ICL reports about most of these issues mentioned above and others in this CSR Report.

VISIT ICL

All of ICL's stakeholders and the general public are invited to the Company's facilities to take a closer look at its production sites.

During 2015 about 20,000 people visited ICL sites located In Israel and experienced first-hand the Company's production processes. Several hundred visitors were provided with guided tours of the Company's facilities in Spain, including its mining facilities in Cabanasses, Suria, as well as the salt deposit at Cogullo in Salient.

Visit ICL:

G4-24, G4-26, G4-27

ICL Corporate Responsibility Report 2015 61

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report ECONOMIC RESPONSIBILITY Limited assurance procedures performed for ICL's selected financial information, as described in the report, only. ICL 2015 Annual Report: G4-EC1 SELECTED FINANCIAL INFORMATION $ millions Sales Operating Income Adjusted Operating Income Adjusted Net Income attributable to the Company's shareholders Cash Flow from Operating Activities 2014 6,111 758 960 695 893 2013 6,272 1,101 1,196 1,012 1,127 Economic Value Retained ($ millions) 941 $ millions Revenues 5,405 Economic Value Distributed Operating costs Employee wages and benefits Payments to Providers of capital Payments to government Community Investments 159 6 434 957 2,908 62 ICL Corporate Responsibility Report 2015

Letter from the Chairman and CEO | Corporate Overview | Governance & Economic Responsibility | Environmental Responsibility | Social Responsibility | About the Report

ICL'S IMPACT ON STATE ECONOMICS

LA

Specific parts related to information based on The 2012 research were assured based on the information publicly published in the research only.*

Growth Engine:

Israel:

G4-DMA, EC-8

** Based on a study performed by Dr. Mosi Rosenbaum, Dr. Daniel Freeman and Dr. Miki Malul of Ben Gurion University: 'The scope of ICL's economic influence on the Israeli economy as a whole, as well as on the Beer Sheva area, in particular'.*

To promote sustainable development, ICL leverages its resources and assets to enhance growth in areas in which it has extensive activities. This enables the Company to be a leader in providing employment opportunities to local residents and contributing to the communities, thereby improve the quality of life in those communities.

Israel*

As reported in our 2014 Corporate Responsibility Report, ICL's contribution to the public interest in Israel is reflected in a range of aspects: every year, ICL invests huge amounts in developing the industry. ICL is an outstanding exporter which derives about 95% of its revenues from exports. In so doing, it helps the State's balance of payments, ensures the livelihood of some 30,000 families across Israel and serves as the economic backbone of the Negev. ICL invests in Israel on top of its extensive on going operations. Together, these investments help expand the economic activity in Israel and boost its growth.

ICL is the largest employer in the Negev, directly responsible for the livelihood of **5,000** families in that region and **30,000** families across Israel. LA

ICL's contribution to Israel's GDP totals **$3 billion** annually (of which **approx. $2.8 billion** is in the Negev). LA

ICL accounts for **20%** of the economic activity in the Negev, more than any other company.

ICL is one of the three largest exporters in Israel and is responsible for **6%** of total exports from Israel (excluding diamonds). This adds up to a significant contribution to Israel's balance of payments. For example, ICL's contribution is higher than the total exports of both the agricultural and textile sectors. LA

(Source: Israel Export Institute, 2014).

ICL Corporate Responsibility Report 2015 63

ICL
Letter from the Chairman and CEO
Corporate Overview
Governance & Economic Responsibility
Environmental Responsibility
Social Responsibility
About the Report

ICL'S IMPACT ON STATE ECONOMICS

Spain

In Spain, ICL Iberia Iberpotash, is a producer and supplier of potash fertilizers for agriculture and industry uses. The potash is produced from its two mines in Catalonia, Spain - Suria & Salient.

ICL Iberia Iberpotash is the economic engine of the County of Bages (where ICL Iberia Iberpotash headquarters is located, 60 kilometers from Barcelona). It is a leading company in terms of revenues, presenting one of the largest turnovers of the 2,700 companies that operate in Bages. In addition, through its two mines, ICL Iberia Iberpotash provides work for over 1,270 people.


1
3.8
0.5
1 + 3.8 + 0.5 = 5.3
Worker employed directly by ICL Iberia Iberpotash
Jobs created through the activity of ICL Iberia Iberpotash's suppliers
Jobs created as a result of increased consumption
Total jobs created through the direct employment of a single ICL Iberia Iberpotash worker

Spain:

G4-DMA, G4-EC8

64 ICL Corporate Responsibility Report 2015

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report ICL Corporate Responsibility Report 2015 65

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report Environmental Responsibility

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report Super-charging organic farming with healthy crops. ICL's new multi-fertilizer, Polysulphate, is packed with four key plant nutrients and is a fully organic, sustainable fertilizer with a low environmental footprint.

ICL
Letter from the Chairman and CEO
Corporate Overview
Governance & Economic Responsibility
Environmental Responsibility
Social Responsibility
About the Report

ENVIRONMENTAL POLICY

LA

Limited assurance procedures performed for 2015 Environmental Expenses and Investments, as described in the report, only.

G4-DMA, G4-EN31

ICL prides itself on being a skilled, responsible company that strives to minimize the environmental impact of its operations. The Company meets its environmental responsibilities in a manner that demonstrates its commitment to industry-wide leadership, and, accordingly, it has established an environmental policy that sets high standards for performance.

First and foremost, ICL operates with a clear commitment to ongoing compliance at all times with corporate standards, applicable laws, regulations and permit requirements. As part of this commitment, the Company ensures that the required procedures and controls, training programs, and resources, are in place to achieve environmental excellence.

The Company manufactures products on four continents and markets them to thousands of customers in more than 180 countries, meeting the evolving needs of millions of people around the globe. To accomplish this, ICL uses various natural resources such as raw materials, energy, and water. Some of its products are potentially harmful to the environment and the health and safety of the public as a result of the effluents, air emissions and waste that are generated during their production as well at other stages of the products' life cycle.

ICL promotes an ongoing, honest dialogue with its stakeholders to define environmental priorities, and implements, on a regular basis and as a policy, initiatives that address its various environmental impact in multiple fields: from responsible use of natural resources and energy efficiency to responsible use and 'end of life' of our products and reduction of air pollution and wastes.

The Company's environmental policy takes a proactive approach characterized by voluntary adoption of advanced international environmental management principles and programs, e.g. participation in the "Responsible Care" program administered by the International Council for Chemicals Association (ICCA) and founded on principles of Product Stewardship.

ICL invests in environmental protection, preventing pollution and increasing efficiency of facilities. ICLs' companies invest significant amounts in order to comply with environmental rules and regulations as well as health and safety projects.

Investment and Expenses

$ millions


Investment
Expenses
150
120
90
60
30
0
119
80
39
137
79
58
132
88
44
112
85
27
101
81
20
2011
2012
2013
2014
2015
LA

68 ICL Corporate Responsibility Report 2015

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report Planetary Boundaries The concept of Planetary Boundaries, introduced in 2009, aims to define the environmental limits in which humanity can safely operate and thrive. The scientifically based framework identifies the safe operating space of humanity on Earth. This is the current status of the nine proposed boundaries as was updated in 2015. ICL, as an international chemical company with a range of activities that cover all stages of the product life cycle, from the production of raw materials through their final use in end markets, considers, develops and maintains within its project plans and designs the requirement for environmental protection at all stages of activity, i.e. "Product Stewardship". Our activities relate to some of the planetary boundaries. With respect to climate change, we have set a goal to decrease our GHG emissions. Regarding stratospheric ozone depletion, as producers of methyl bromide (a substance that is listed in international agreements as a contributor to ozone depletion), we carefully track this product and have decreased its production. As a company that engages in mining activities, we are building and implementing biodiversity management systems through our different sites. Our main products are fertilizers, especially phosphate and potash-based fertilizers. Correct use of our products can prevent leaching of excess nitrogen and enable the continued use of farm land, which, in turn, decreases land-system change. Climate change Genetic diversity Biosphere Integrity Novel entities Functional diversity Land-system Stratospheric ozone change depletion Atmospheric Freshwater use aerosol loading Phosphorus Ocean Acidification Biochemical flows Nitrogen Beyond zone of uncertainty (high risk) Below boundary (safe) In zone of uncertainty (increasing risk) Boundary not yet quantified Source: Planetary Boundaries: Guiding human development on a changing planet. Steffen, W., et al. Science, Feb 13, 2015. ICL Corporate Responsibility Report 2015 69

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report ICL's activities cover the entire value chain and it is committed, at every stage, to reducing the impact of its activities on the environment, today and for the benefit of future generations. For this reason, ICL has incorporated sustainable practices and principles into the core of its activities. SUSTAINABILITY THROUGHOUT PRODUCTS' LIFE CYCLE OUR 70 ICL Corporate Responsibility Report 2015

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report SUSTAINABILITY THROUGHOUT OUR PRODUCTS' LIFE CYCLE Responsible Care([R]) Responsible Care[R] is the chemical industry's global voluntary initiative under which companies, through their national associations, work to continuously improve their health, safety and environmental performance, as well as their communication with stakeholders regarding their products and processes. The Responsible Care[R] program is the global chemical industry's flagship program and is administered by the International Council for Chemicals Associations (ICCA), in which associations from 55 countries are members, including the Manufacturers Association of Israel. All ICL segments have adopted the principles of Responsible Care[R]. In October 2008, ICL's CEO signed a commitment to the principles of the Responsible Care Global Charter of the ICCA. The principles include product stewardship, responsibility for environmental risk management along the supply chain, increased transparency along the supply chain, contribution to sustainable development, increased dialogue with stakeholders, third-party validation and more. The Company applies the principles of Responsible Care[R] throughout the product life cycle (Product Stewardship). In this framework, ICL undertakes several on-going activities, including among others: the identification of environmental impact and health concerns when using raw materials and when developing products; operation of efficient and safe production systems; appropriate package marking that complies with the law and meets consumers' needs; marketing and sales that include training programs; provision of informative guides to products and technical support for customers. Foundation of Responsible Care in ICL Product Stewardship Reduction of greenhouse Community awareness gases (GHG), savings and accountability and Regulatory issues clean energy emergency preparedness Ecology and Occupational Quality and Security Safety recycling hygiene excellence ICL Corporate Responsibility Report 2015 71

ICL
Letter from the Chairman and CEO
Corporate Overview
Governance & Economic Responsibility
Environmental Responsibility
Social Responsibility
About the Report

SUSTAINABILITY THROUGHOUT OUR PRODUCTS' LIFE CYCLE


8 DECENT WORK AND ECONOMIC GROWTH

Target 8.2 Achieve higher levels of economic productivity through diversification, technological upgrading and innovation, including through a focus on high-value added and labor-intensive sectors.


9 INDUSTRY, INNOVATION AND INFRASTRUCTURE

Target 9.2 Promote inclusive and sustainable industrialization and, by 2030 significantly raise industry's share of employment and gross domestic product, in line with national circumstance, and double its share in least developed countries.

G4-EC7

Stimulating Sustainable Activity - The Phoenix Project

The Phoenix Plan is a strategic project for the industrial development of the entire Bages mining basin in Spain. It will have a major effect on infrastructure, logistics and international markets.

The project, which is being implemented at an investment of over €440 million from 2014-2017 (of these, €150 million invested in 2015), involves the expansion and modernization of ICL Iberia Iberpotash's industrial facilities, the improvement of transport infrastructure, and the expansion of logistics facilities at the mining site and other logistics infrastructure. The subsidiary operating the Port of Barcelona will also expand its facilities to focus on bulk operations and address the new needs of the mining operation at Bages.

The Phoenix Plan will contribute to ICL Iberia Iberpotash's reduced environmental footprint while employing a business approach that will enable the Spanish business unit to maintain job stability. The project will allow ICL Iberia Iberpotash to market 1.5 million tons of salt of the highest quality which otherwise would have been stored in salt piles, an unfavorable situation for ICL Iberia Iberpotash's environmentally-focused stakeholders.



In addition to its environmental benefits, the Phoenix Plan will also create a multiplier effect for Spain's economy, providing major benefits for the area's industrial and economic development.

As part of the plan, during 2015 ICL Iberia Iberpotash constructed a vacuum salt facility that will become operational during the first half of 2016, in addition to modernizing its facilities at Suria. This project paves the way for ICL Iberia Iberpotash to integrate its economic, environmental and social sustainability strategy in accordance with the Circular Economy initiative being fostered worldwide and especially in the EU, as a solution for sustainability in the future.

72 ICL Corporate Responsibility Report 2015

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report Product Stewardship Product stewardship, the responsibility to minimize a product's environmental impact throughout all stages of its life cycle, is at the core of responsible action by the chemical industry. As such, it is an important pillar of Responsible Care[R]. Product stewardship is an inherent part of ICL's operations and applies to all of its activities throughout all stages of its products' lives, from extraction of raw materials to the end of a product's life. In order to enable the flow of information up and down the value chain and to ensure that chemicals are used and managed safely throughout their life cycle, ICL maintains a close, sustained dialogue and working relationship with its suppliers, customers and others in its value chains. ICL takes actions throughout the value chain to increase its positive impact and minimize any negative impacts. SUSTAINABILITY THROUGHOUT OUR PRODUCTS' LIFE CYCLE Stage 3 Stage 4 Production and Logistic and Operation Distribution Stage 2 Stage 5 Product Product Development Use Stage 6 Stage 1 End of Materials product life ICL Corporate Responsibility Report 2015 73

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report 1. MATERIALS MATERIALS STAGE EXTRACTION RAW and ICL is granted concessions and licenses to extracts raw materials, such as potash, bromine, magnesium, and salt from Israel, the United Kingdom, Spain and other global opportunities. This provides a consistent, reliable supply of raw materials, which are manufactured into products that fulfill the world's agricultural, food and engineered materials markets. We produce a significant portion of our primary raw materials, including potash and phosphorus, through our mining operations in Israel, China, Spain and the United Kingdom. The primary raw materials acquired from external sources are mainly sulfur and raw materials used to produce controlled release fertilizers, including ammonia, potassium hydroxide and coating materials. The primary raw material for manufacture of phosphate salts and food additives is purified phosphoric acid, as well as via a thermal process from elemental phosphorus (P4). Our Performance Products segment obtains fertilizer grade phosphoric acid from our Fertilizers segment and also purchases (P4) and purified phosphoric acid from external manufacturers. The principal raw materials used by our Industrial Products segment for manufacture of the end products are bromine, magnesium, chlorine, Dead Sea salts and phosphorUS We produce a significant portion of our raw materials through our Dead Sea minerals extraction operations from the Dead Sea. 74 ICL Corporate Responsibility Report 2015

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report by the numbers Icl Dead Sea In 2015 we produced: 2.4 million tonnes of potash (affected by the strike) 116 thousand tonnes of bromine 19 thousand tonnes of metal magnesium 166 thousand tonnes of salt and 95 thousand tonnes of magnesium chloride solids ICL Corporate Responsibility Report 2015 75

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report by the numbers ICL Iberia Iberpotash In 2015 we produced: 1 million tonnes of potash. Approximately 1.1 million tonnes of salt : 60% to the electrochemical industry and 40% to de-icing roads

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report by the numbers ICL UK CPL, The Boulby Mine In 2015 we produced: 1 million tonnes of potash for fertilizer 650 thousand tonnes of salt for road gritting 300 thousand tonnes of Polysulphate G4-9 ICL Corporate Responsibility Report 2015 77

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report by the numbers Icl Rotem In 2015 we produced: 3,538 thousand tonnes of Phosphate rock 600 thousand tonnes of Green Phosphoric Acid 641 thousand tonnes of fertilizers 153 thousand tonnes of White Phosphoric Acid 52 thousand tonnes of MKP G4-9 78 ICL Corporate Responsibility Report 2015

ICL | Letter from the Chairman and CEO | Corporate Overview | Governance & Economic Responsibility | Environmental Responsibility | Social Responsibility | About the Report

MANAGING OUR MINING OPERATIONS

G4-DMA

As mining can have environmental and social impacts, ICL takes steps to limit negative effects and protect the beauty and diversity of the environment.

ICL's environmental management system includes measures intended to conserve nature and protect biodiversity and the Company is careful to consider environmental factors when using the land and managing its operations, particularly in ecologically sensitive areas and areas with unique cultural value.

The Company is committed to land restoration before, during, and after the mining process, as well as making contributions to enhance biodiversity conservation through assessments, research and development and restoration of the sites after mining has ceased.

Recently, ICL began developing principles for biodiversity management that meet stakeholders' demands, which include:

1. Conducting an international benchmark survey to evaluate the position of biodiversity conservation organizations, including the Ministry of Environmental Protection, the Nature Protection Society and the Nature and Parks Authority.
2. Conducting an internal survey of the Company's major sites where 80% of its mining activities are located, to evaluate the Company's existing biodiversity awareness and how management of its sites in Israel and its large sites abroad is performed.
3. Participation by managers in biodiversity training and presentation of biodiversity considerations at ICL's Forum of Excellence in Ecology.
4. Engaging with academic institutes that have an interest and knowledge on the matter.
5. Preparing guidelines for biodiversity management at ICL.
6. Establishing a Biodiversity Center of Excellence.

Thus far, The Biodiversity Center of Excellence's work has focused on mine restoration, and although the size of the disturbed area presents challenges to restoration efforts, the Company uses its experience for high-quality results.

Key Issues to be included in ICL's Biodiversity Management Principles:

- Plan for all stages of ICL's activities from planning, mining and production through use and end of product life. Prepare a biodiversity survey at the planning stage for all new projects at ICL.
- Use land under ICL management in a responsible manner.
- Identify and implement solutions, and the technological means, for biodiversity conservation.
- Prepare a best practices manual for biodiversity management at the corporate level.
- Commit to preserving indigenous and endangered species.
- Cooperate with stakeholders, and develop local and strategic partnerships, to promote the issue.

ICL Corporate Responsibility Report 2015 79

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report MANAGING OUR MINING OPERATIONS Allocate resources and knowledge to build organizational capacity and processes to implement biodiversity policy. Control the Company's implementation of the policy effectively. Track developments, monitor biodiversity performance, and strive to develop effective parameters over the next several years 80 ICL Corporate Responsibility Report 2015

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MANAGING OUR MINING OPERATIONS

Operational Sites In or Adjacent to Protected Areas

Site	Location	Type of Operation	Size (km²)	Subsurface	Position in Relation to Protected Area	Attribute	Listed as Protected
ICL Dead Sea DSW	Dead Sea	Extractive & production	150	-	adjacent	Maritime	
ICL Dead Sea DSW – Himar	Dead Sea Region	Extractive	0.4	-	adjacent	Terrestrial	
ICL Dead Sea DSW - Ashalim	Dead Sea Region	Extractive	0.59	-	adjacent	Terrestrial	
ICL Dead Sea DSW – Zin	Dead Sea Region	Extractive	0.5	-	adjacent	Terrestrial	
ICL UK CPL	NZ 76497 18233	Extractive and refining		Yes	adjacent	Terrestrial	Various section are designated conservation areas *
ICL Iberia Iberpotash, Suria Plant	Suria	Production			2	Terrestrial	Serra de Castelltallat (PEIN in Xarxa Natura 2000); Wet area Pla Reguant, into Serra de Castelltallat
ICL Iberia Iberpotash, Cabanasses Mine	Suria			Yes	3	Terrestrial	
ICL Iberia Iberpotash, Pou IV Mine	Suria			Yes	1	Terrestrial	
ICL Rotem	Negev Deset	Extractive	69	-		Terrestrial	Some sections are designated conservation areas
ICL Rotem – Zafir	Negev Deset	Extractive	155	-	adjacent and some areas are in a nature reserve	Terrestrial	Various section are designated conservation areas

G4-EN11

** Natural England has designated various sections of surrounding woodlands as Ancient Woodlands; and part of the mining area is scheduled as a wetland Site of Special Scientific Interest (SSSI). The National Park Authority has identified a number of designated conservation areas, including moorland, woods and coastal habitats within the mining area. There is also a SSSI with a designation of ancient fossils within 1/4 mile of the site.*

ICL Corporate Responsibility Report 2015 81

ICL
Letter from the Chairman and CEO
Corporate Overview
Governance & Economic Responsibility
Environmental Responsibility
Social Responsibility
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MANAGING OUR MINING OPERATIONS

Land Disturbed or Rehabilitated

(Hectares)

Site	Total Land Disturbed & Not Yet Rehabilitated	Total Amount of Land Newly Disturbed in 2015	Total Amount of Land Newly Rehabilitated in 2015	Total Land Disturbed and Not Yet Rehabilitated (closing balance)
ICL Dead Sea DSW – Himar	41.6	-	-	41.6
ICL Dead Sea DSW - Ashalim	59.2	-	-	59.2
ICL Dead Sea DSW – Zin	53.8	-	-	53.8
ICL Iberia Iberpotash	155	-	-	155
ICL Rotem (including Zafir)	2,596	149	245	2,500

ICL Dead Sea DSW is also excavating wadi gravel from an area that is to become a date plantation of Kibbutz Ein Gedi. During 2015 10 Hectares were disturbed. For more information please see our 2013 CSR Report (p.99).

G4-MM1

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MANAGING OUR MINING OPERATIONS

Habitat Protected and Restored
(Hectares)

Name of Habitat	Size	Location	Status at end of 2015	Success approved by independent external professional	Partnering with third parties
Wildflower Meadow	0.3	On site grassland paddocks, UK	Enhanced habitat for species such as bumble bee, butterfly and hover fly	Yes	Restoration done in conjunction with a third party expert
Woodland nest box	0.42	Woodland owned by ICL UK CPL	Enhanced nesting areas for birds and bats	Yes	Boxes constructed and installed by an employee with advice from a third party expert.
Biodiversity Action Plan	0.42	Woodland owned by ICL UK CPL and some site areas	No access was allowed between March and September no surveys were able to be organized. Normal service will be resumed during 2016.	Yes	

G4-EN13

ICL Corporate Responsibility Report 2015 83

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MANAGING OUR MINING OPERATIONS

Habitat Protected and Restored

(Hectares)

Name of Habitat	Size	Location	Status at end of 2015	Success approved by independent external professional	Partnering with third parties
Pla Santa Cecília into Costa de Pla de Calaf (restored habitat)	10	Vilafruns	The habitat is restored. Iberpotash handles the maintenance of the facilities and has reconditioned the freshwater collection pond for its integration into the surrounding environment. This facility has become a stopping place and regular breeding ground for aquatic birds. Moreover, a walkway was installed in this pond to facilitate the reproduction of amphibians (frogs, toads and newts).	Yes	The restauration was done by the environmental authorities. Currently, ICL is doing the control and maintenance of it.
ICL Rotem	More than 2,000	All of ICL's Rotem sites	Rehabilitating while mining: including land reconstructing similar to original topography and redistributing the original topsoil. Historic restoration includes landscaping to minimize runoff and mitigate disturbed areas, as well as reconstructing land to approximate its original topography and, where relevant, redistributing original topsoil.	Partly	All activity is done in cooperation with a third party - Israel Nature and Parks Authority

G4-EN13

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MANAGING OUR MINING OPERATIONS

Number of Red List species

Status	Nahal Himar Area
Critically Endangered	4
Endangered	8
Vulnerable	10
Near Threatened	14
LC	24
No status	22

Research done by Nir Maoz, ecologist.

In ICL UK CPL and ICL Iberia Iberpotash, there are no habitats affected by operations that include species on the IUCN Red List of Threatened Species, and on national or regional conservation lists. ICL Rotem has started a multi-year research regarding biodiversity.

The refining process at ICL UK CPL site involves effluent disposal (mainly clay, silicates, salt and calcium sulphate) into the North Sea. The effect is a slight smothering effect of silt on the sea bed although it is proved through annual benthic studies that no species are harmed by this effect.

At ICL UK CPL, bat nesting boxes were constructed by one of its employees and placed in a derelict ironstone mineral tunnel. All the boxes have been occupied and currently there are several nesting bats in this area.

G4-EN12, G4-EN14

ICL Corporate Responsibility Report 2015 85

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report MANAGING OUR MINING OPERATIONS Academic Partnership -- Ecological Restoration Research ICL signed a research contract with the Spatial Ecology Lab of Ben Gurion University of the Negev for a study regarding ecological restoration. Headed by Professor Yaron Ziv the plan is for a four-year study, in partnership with ICL Rotem's professional staff and in coordination with the Ministry of Environmental Protection and Israel's Nature and Parks Authority. In addition, the research area will be open to educational visits. 86 ICL Corporate Responsibility Report 2015

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report MANAGING OUR MINING OPERATIONS Icl Dead Sea (DSW) ICL conducts its mining operations in the Dead Sea through its business unit ICL Dead Sea (DSW). The extraction of minerals from the Dead Sea, including potash, bromine, sodium, magnesia, magnesium chloride and metal magnesium, begins with an evaporation process facilitated by the hot and dry climate of the Dead Sea region. ICL Dead Sea (DSW) was granted a concession to utilize the resources of the Dead Sea and to lease the land required for its plants in Sodom for a period that is expected to end on March 31, 2030, accompanied by a priority right to receive the concession after its expiration, should the Government wish to offer a new concession. The Dead Sea is the lowest area of dry land in the world and among the saltiest bodies of water on Earth. Over thousands of years, there have been significant changes to the water level of the Dead Sea, and the southern basin has dried up and flooded a number of times. Since the 1960s, the construction of Israel's National Water Carrier, as well as other waterworks in the area have accelerated the decrease in the volume of the Dead Sea basin. Combined with industrial development in the area, this has resulted in a steady drop of the water level in excess of a meter per year, leading to the Dead Sea's current level of 430 meters below sea level. As the level of the Dead Sea drops, its surface area shrinks, sinkholes appear and courses of the streams that flow into the sea are deepen (stream erosion). ICL is aware that channeling water from the North basin to the South basin for its production process, contributes to the receding water level of the Northern basin. It is important to note that the primary cause is the policy of the Jordanian, Syrian and Israeli governments, which use a large portion of the fresh water from the Jordan River for household, agricultural and industrial needs before it flows into the Dead Sea catchment area. Projects such as the National Water Carrier, the diversion of the Yarmouk River, the King Abdullah Canal in Jordan, damming of the Arnon stream and other projects including selling water to Jordan as part of the Peace treaty, claim more than 1,400 MCUM each year that would otherwise flow into the Dead Sea. In addition, the amount of rainfall in the Dead Sea catchment basin is declining. As a result of all these factors, the flow of water from the Jordan River and other water sources, to the Dead Sea has ceased almost entirely. In total, instead of about 1,500 MCUM per year (the average recorded between 1900-1950), only 300 MCUM of water or less, now reach the sea each year (according to estimate by the Geological Institute). In addition, about 700 MCUM evaporates from the Dead Sea annually. The evaporation operations of the potash plants in Israel and Jordan result in a further depletion of 250-280 MCUM, of which 150 million is derives from Dead Sea Works. ICL Corporate Responsibility Report 2015 87

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MANAGING OUR MINING OPERATIONS

It is important to note that by channeling water to the Southern basin, where hotels are located, ICL enables the existence of the basin.

In 2015, we channeled approximately 375 milion m³ of Dead Sea water from the Northern Basin to the evaporation ponds.

Of this quantity, approximately 225 million m³ of brine were rechanneled into the Northern Basin of the Dead Sea at the end of the process.

In 2013, 2014 and 2015, ICL Dead Sea paid royalties to the Israeli government in the amount of approximately $110 million, $84 million, and $97 million, respectively. In addition, during 2015, the Company paid the provision, in the amount of approximately $152 million, in respect of royalties relating to prior periods.

G4-EN1, G4-EN8

WATER DIVERTED FROM THE DEAD SEA

Cubic meters of water are diverted from the Dead Sea each year, including:

1,657 MILLION


100
80
60
40
20
0
1%
36%
33%
12%
9%
6%
3%
Lebanon drinking water, 20 Million m³
Israel drinking water, 600 Million m³
Jordan drinking water, 560 Million m³
Syria drinking water, 200 Million m³
Israel Dead Sea Works, 150 Million m³
Jordan potash plants, 100 Million m³
Palestinian Authority drinking water, 45 Million m³

** Based on data provided by the Office for Environmental Protection and the Jerusalem Institute of Research, 2006*
** The salt harvesting project is described in details in the ICL 2013 Corporate Responsibility report (pages 92-94).*

88 ICL Corporate Responsibility Report 2015

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report MANAGING OUR MINING OPERATIONS Sea-To-Sea Canal The water level of the Dead Sea has been declining over the last few decades. As a result, the Israeli government, along with the Jordanian government and the Palestinian Authority, agreed to create a canal that will flow from the Red Sea to the Dead Sea, to increase the flow of water to the southern part of the Jordan River. A detailed agreement has been signed by Israel and Jordan has triggered the first stage of the Sea Canal. The project includes construction of a desalination plant in Aqaba and transportation of the desalinated water to Jordan and to Israel. Brine will be pumped into the Dead Sea. At this point it appears that the initial stage of the project will not result in major changes to the Dead Sea. For more information please see p.14 of ICL's 2015 Annual Report. Salt Harvesting Project Over the years, ICL has established defenses to protect hotels located at the Southern Dead Sea area from the rise of the water level in Pond 5. On July 8, 2012, the Company reached an agreement with the Israeli Government to enact a permanent solution, according to which, ICL will harvest the salt from the floor of the pond. Upon completion of the salt harvesting, the process of production of the raw material will no longer require ICL to constantly raise the water level in the pond. Planning and execution of the salt harvest will be performed by ICL. The cost estimate for this project is several billion NIS. In December 2015, National Infrastructures Plan 35A ("the Plan"), which includes the statutory infrastructure of the Salt Harvesting project in the evaporation ponds, was approved by the plenary National Infrastructures Committee. Following its approval the Government also approved the Plan in March 2016. For more details regarding the salt harvesting project please see our ICL 2013 Corporate Responsibility Report (pages 92-94). Improving public infrastructure As part of the agreement of the salt harvesting, different infrastructure projects are being executed such as the protection, rehabilitation and development of public beaches as well as developing bike trail. The projects are being executed by the Dead Sea Preservation Government Company Ltd and ICL is sponsoring nearly 40% of the cost of the projects. ICL Corporate Responsibility Report 2015 89

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Restoration of Hazards:

Land Rehabilitation and Restoration

The southern portion of ICL Dead Sea (DSW) area covers 36,000 hectares in the Judean Desert near the Dead Sea. This area has distinctive scenic, geological and historical attributes, some of which have been impacted by ICL Dead Sea (DSW)'s quarrying, mining and drilling activities, as well as other factors unrelated to the Company.

Restoration of Land Impacted by ICL Dead Sea's Activities within its Concession Area

Over the past several decades, ICL Dead Sea has engaged in earthworks in open areas of its concession area to support the various needs of its production processes. As a result, certain areas were marred which ICL Dead Sea is responsible to rehabilitate. ICL Dead Sea is working in collaboration with the Ministry of Environmental Protection and the Israel Nature and Parks Authority to restore these areas. It plans to continue to upgrade some of the sites to make them accessible to visitors.



Before the project



After the project

	Menifat Z'eelim	Ashalim Small Dam	Hadmonim Rout	Admon Steam Area	Zin-Zafit-Tamar	Amazia Stream
Size	1.3	0.13	2.4	0.7	3	0.7
Protected	Adjacent to a nature reserve	Adjacent to a nature reserve	Some of the area is in a nature reserve	Some of the area is in a nature reserve	Inside a nature reserve	Some of the area is in a nature reserve
Status	Fully restored – third party approved	Fully restored – third party approved	Fully restored – third party approved	Fully restored – third party approved	Fully restored – third party approved	Fully restored – third party approved

By Geoteva

90 ICL Corporate Responsibility Report 2015

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report MANAGING OUR MINING OPERATIONS Master Plan for Open Spaces at Sodom, Dead Sea Works ICL Dead Sea (DSW), the Tamar Regional Council and the Nature and Parks Authority have established a master plan for open areas at Sodom with the primary goal of creating policies and guidelines for its sustainable development over the next 20 years. The master plan will focus on transforming the Sodom region into a welcome area for visitors and provide the public with improved access to the area. ICL Dead Sea (DSW), in coordination with The Council for Conservation of Heritage Sites in Israel, will convert an old work camp at Sodom for former employees of the Potash Company into a tourist attraction. The site will portray the lifestyle of workers in the area and the unique interaction between industry and the environment. Forming a Detailed Plan for the Nahal Heimar Estuary, South of the Dead Sea Nahal Heimar, a large creek in the Judean desert, contains unique geography and biodiversity, including rare plants, animals and geological formations. In the midst of this environment is extensive mining and water infrastructure (damming and flow channels), including drilling and pumping stations for Dead Sea Works. DSW the Nature and National Parks and Tamar Regional Council a plan for the integrated restoration of the area, including restoration of damaged areas to their original habitat, as well as restoration of areas to a wet habitat. ICL has selected a plan calling for minimum development that will provide hikers with an opportunity to explore the area without damaging it. This plan will allow for mining activity to operate in parallel with the restoration of the region. The plan is expected to be approved in 2017. ICL Corporate Responsibility Report 2015 91

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report MANAGING OUR MINING OPERATIONS Nahal Ein Bokek Restoration Project The salinity level of the Nahal Bokek stream has risen in recent years, and it continues to increase. The salinization has caused serious damage to the river channel's ecological system. The source of this salinity is not clear, but some claim it derives from industry located at Mishor Rotem. Dead Sea Works is committed to cooperating with the Water Authority to restore the Nahal Bokek stream by feeding similar quality water into the original stream water, with the aim of introducing high quality water into the stream. The first phase of the project mixes fresh water with the brackish water and the second phase will replace the water completely - depending on Mekorot's ability to supply water. The flow of fresh water into the river began in early 2015. The respective, defined responsibilities of the Company and the Nature and Parks Authority illustrate the positive collaboration that exists between Israeli industry and its environmental organizations. Reducing Light Pollution Artificial light enables us to work around the clock but also creates biodiversity challenges by illuminating the surroundings. Illuminating surrounding areas at night is adverse to the ecological balance, disturbs animals and disrupts biological processes that occur only in the dark. ICL's DSW production plants are located in sensitive regions from a panoramic and ecological perspective, and therefore it is important to take into account these ecological systems in order to diminish damage resulting from the plants' operations. In recent years, ICL has become active in preserving biological diversity -- both in the areas of its production sites as well as through various biodiversity projects with the community. One project, for example, darkens drilling yards in open areas to reduce their "light pollution" as well as energy costs. Drilling yards that were previously illuminated throughout the night have now been darkened. Any lighting required for emergency maintenance work at night (a rare occurrence) can be switched on either remotely or on site. Reducing light pollution can be a simple matter of eliminating or switching off unnecessary illumination, reducing the intensity of a lighting installation, restricting its hours of use, or selecting different types of illumination such as focused torches and not those having ball symmetry. This project was executed thanks to personnel at DSW's electricity department in cooperation with Israel's Nature and Parks Authority. Nahal Ein Bokek: 92 ICL Corporate Responsibility Report 2015

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MANAGING OUR MINING OPERATIONS

LA

Limited assurance procedures performed for ICL Iberia Iberpotash 2015 mining royalties, as described in the report, only.

Target 6 By 2020, protect and restore water-related ecosystems, including mountains, forests, wetlands, rivers, aquifers and lakes.

Una gran muntanya, una gran oportunitat:

G4-EN1

ICL Iberia Iberpotash

ICL conducts its potash mining operations in Spain through its subsidiary, ICL Iberia Iberpotash. The Company currently operates two mines - Suria and Salient, which are both in the province of Barcelona and are located approximately 530 to 900 meters below ground.

Extraction of potash from underground mines in Spain is conducted by mining sylvinite (a mixture of potash and salt found in varying potash concentrations). The potash is separated from the salt in production plants near the mines.

The Spanish government owns all of the underground mining rights and has granted ICL concessions to conduct mining operations under the Company's land.

Pursuant to the provisions of Spanish law covering environmental protection in connection with areas affected by mining activities, ICL has submitted a plan for restoration of mining sites for its two production sites. The restoration plan of the Suria site is designed to be conducted during a period of approximately 24 years. The restoration plan for the Salient site is due to be completed by the end of 2017 (the planned site closure date).

For many years, ICL Iberia has implemented numerous measures, preventative in most cases, to environmentally control and manage the salt deposits at Súria and Sallent.

In 2015, the monitoring and control of surface water and groundwater included in the Catalan Water Agency (ACA) plan for Suria and Cabanasses centers, was completed, as was the installation of a bypass in Camprubí torrent to prevent rainwater from mixing with saline outcrops from Font de la Serra.



In 2015, ICL Iberia Iberpotash mining royalties amounted to approximately €170 thousand. LA

In 2015 we extracted: 4 million tonnes of potash ore.

ICL Corporate Responsibility Report 2015 93

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MANAGING OUR MINING OPERATIONS

LA

Limited assurance procedures performed for ICL UK CPL 2015 mining royalties, as described in the report, only.

G4-EN13, G4-EN1

ICL UK CPL

ICL mining operations in the United Kingdom are conducted by its subsidiary, ICL UK CPL. The Company's mine and processing plant are located approximately 340 kilometers north of London and approximately 40 kilometers east of Middlesbrough, England in the North York Moors National Park.

Extraction of potash from underground mines in the United Kingdom is conducted by mining sylvinite (a mixture of potash and salt found in varying potash concentrations). The potash is separated from the salt and from insoluble materials in processing plants located near the mines.

ICL mining operations in the United Kingdom are conducted both under land and under the North Sea, pursuant to mining leases and mineral extraction licenses.

The ICL UK CPL site at Boulby includes grassland areas within the boundary of the operational works which provide a haven for invertebrates such as bees, butterflies, moths and hoverflies; all of which are important as pollinators. The company has created wildflower meadows adjacent to the ICL UK office complex. This was formerly a featureless area of amenity grassland, but insertion of a wildflower mix containing native plants appropriate for the site has resulted in a meadow which is both beautiful to observe and provides a biodiverse habitat. As a result of these efforts these meadows contain at least 15 species of wild flowers such as Bird's-foot Trefoil, Ox-eye Daisy, Red Clover and White Clover, all of which provide a valuable nectar-source for the species using them, such as the Common Blue Butterfly and the Six-spot Burnet Moth. The grassland now supports many different animals including multiple species of turtles, butterflies and bumblebees. ICL UK CPL management maintains the meadows in prime condition by mowing the meadow in the autumn and removing the cut grasses. Without this action the cut grass would feed nutrients back into the meadow, which would encourage competitive grass species which would soon replace the desirable plant species within the meadow. ICL UK CPL strives to minimize its impact on the environment and is working with organizations such as Industry Wildlife Conservation Association (INCA), the Tees Valley Wildlife Trusts and local authorities, to ensure that industry and the environment will continue to flourish together. Mining at the mine is conducted a kilometer below the surface, allowing conservation of flora and fauna in the area.

In 2015 we extracted: 3 million tonnes of potash ore.

Since 2008 ICL UK CPL and INCA have worked closely to develop a site- specific Biodiversity Action Plan (BAP) to identify the baseline status of the habitats and species living within the Company's woods and to propose specific measurable actions to conserve and enhance biodiversity value. The commitment of ICL and its subsidiaries to biodiversity allows areas such as these meadows to flourish within the heart of the operations site. This example illustrates the possibility of having wildlife thrive alongside operational uses of the site.

In 2015, ICL UK CPL mining royalties amounted to about £3 million ($5 million). LA

94 ICL Corporate Responsibility Report 2015

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Letter from the Chairman and CEO
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The Underground Research Laboratory at Boulby

The Boulby mine serves as a leader in the production of potash, polyhalite and rock-salt production in England, supplying approximately half of the UK's potash output. The mine's depth, built at 1,100 m below the surface, makes it the deepest in Great Britain. Since mining operations began in 1968, there has been extensive excavation of the site has resulted in over 1,000 kms of tunnel.

Apart from mining potash, polyhalite and rock-salt production, the Boulby mine also serves as the location of the Boulby Underground Laboratory. Operated by the UK's Science and Technology Facilities Council, Boulby Underground Laboratory, run by the Science and Technology Facilities Council, opened its doors in the early 1990s. It established itself as a specialist in the search for dark matter – the 'missing mass' thought to account for around 85% of total matter in the universe. Its' depth allows for deep underground studies without interference from background radiation. The science hosted at the Boulby laboratory has grown dramatically in recent years and now the facility welcomes scientists to conduct world-leading research on subjects ranging from astrophysics to climate and environmental research. Scientists from a variety of disciplines recognizing that 'going underground' can offer an excellent route to new insights and fresh perspectives, Boulby is now the UK's official deep underground science facility, offering a breadth and depth of capabilities and possibilities for a wide range of science research. Studies of particles in the universe, geology, geophysics, astrobiology, robotics and space exploration technology development are just a few of the fields that benefit from Boulby's unique characteristics are now routinely exploited.. The Boulby International Subsurface Astrobiology Laboratory (BISAL), for example, tests microbes found deep underground at Boulby to understand how life might exist in extreme environment on other planets (e.g. Mars) and how to design apparatus to look for that life. The SKY-ZERO project at Boulby examines the ionization of aerosols to learn more about the role of cosmic rays in aerosol formation in the atmosphere and climate.



Boulby Underground Laboratory:

Carbon Capture Project:

ICL Corporate Responsibility Report 2015 95

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report MANAGING OUR MINING OPERATIONS 'Deep Carbon': Capture and Storage Research at Boulby For the Deep Carbon Project the UK government's Department of Energy and Climate Change (DECC) is working with the Boulby laboratory to study the possibility of using particle physics techniques to help with the process of Carbon Capture and Storage (CCS) to combat climate change. If successful, CCS will be used to capture CO2 underground, reducing the amount of greenhouse gases remaining above ground. Scientists from Boulby lab and their collaborators (from various UK Universities and NASA) are exploring using muons, heavily charged particles naturally produced by cosmic rays, to be able detect the large scale movement of carbon dioxide during the injection of CO2 during the CCS process. This technique is the geological equivalent to X-ray in that it can provide an image of structures that particles pass through. Known as Muon Tomography, the approach has been successfully used in the past to view geological structures and pyramids. Thanks to an [pound]1.4m grant by the UK Government Dept. of Energy and Climate Change and matching by industry, the research could introduce a more cost efficient method to track carbon dioxide in the CCS process. As the site at the centre of this important research and development study, the Boulby Underground Laboratory is playing an active role in the global challenge of mitigating the effect of greenhouse gases and climate change. 96 ICL Corporate Responsibility Report 2015

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report MANAGING OUR MINING OPERATIONS ICL Rotem ICL operates, through its subsidiary, ICL Rotem, large surface phosphate mining sites at Rotem and Zafir (Oron-Zin) in the Negev Desert. The method of mining in the Negev is by conventional open pit or quarrying methods, using drilling and blasting where necessary, hydraulic excavators and rigid dump trucks or dozers with rippers for overburden removal and front-end loaders and trucks for mining phosphate. The Company has long term leases for all the land on which its Israeli facilities are located, and operates under mining concessions and licenses granted to it by the Israel Ministry of National Infrastructures, Energy and Water Resources and by the Israel Land Authority. The National Planning and Building Council approved a Policy Document Regarding Mining and Quarrying of Industrial Minerals in December 2015. Residents of the area filed a motion against the approval of the policy due to fears of environmental and health risks, though the Company In 2015 we extracted: 9 million tonnes of raw ore. believes there are no risks. Without approval, reserves face the risk of being depleted and ICL Rotem may not be able to continue to operate in the Negev. ICL currently operates large surface phosphate mining sites at Rotem and Zafir (Oron Zin) in the Negev Desert. The Company is careful to ensure a balance in the utilization of existing deposits through responsible planning and reclaiming of phosphate mines during mining. In 2015, 2014 and 2013, Rotem paid royalties to the Israeli government in the amounts of approximately $3.5 million, $3 million and $4 million, respectively. ICL Corporate Responsibility Report 2015 97

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Land Rehabilitation and Restoration

The Company works according to a long-term strategy for managing its mining of phosphate deposits in the Negev. This policy includes conducting comprehensive geological surveys, examining alternatives to mining, defining long-term goals for mining, and sustainable mining that includes comprehensive planning for the restoration of the area before beginning to mine. This is a multi-disciplinary approach involving a landscape architect, mining engineer and ecologist to ensure the optimal conduct of the process. The process includes site tours of the area to be mined with representatives from the Society for the Preservation of Nature in Israel, Israel Nature and Parks Authority, the Ministry for Environmental Protection and other official agencies, for purposes of control, education and transparency.

Reclamation of Phosphate Mines during Mining

Mine reclamation is the practice of maintaining the original landscape of mined areas and restoring it to its natural state or to other beneficial economic uses, while minimizing interference with sensitive land. Reclamation, although performed after mining is completed, must be planned prior to mining and followed throughout the mining process.

Phosphate rock is found at a depth of several dozen meters below the surface. Above it is a layer of "overburden" rock of variable thickness, and above that, topsoil. In ICL Rotem's reclamation-oriented mining technique, the Company removes the specific topsoil from the mined block when beginning to mine it and temporarily stores it. The overburden layer is then also removed from the specific mined block's surface and placed in another block in which mining has been completed. When the mining of the block is completed, it undergoes topographical shaping and is then covered with the original stored topsoil. The reclaimed block surface is shaped similarly to its original topography. The design's slow runoff, creates microclimate conditions for local flora and fauna, and allows rapid renewal of vegetation.

For more information see our 2014 CSR (p.89)

ICL's outstanding accomplishments in the field of 'reclamation during mining' were recognized by the International Fertilizer Industry Association (IFA).

In 2015, ICL Rotem won second place in the 2015 Green Leaf Award, a biannual competition conducted by the IFA, due to ICL Rotem's extensive and innovative activity in the reclamation of phosphate mines which have been significantly upgraded and developed since 2009.

The Green Leaf Award was established to promote and recognize extraordinary activity and innovation in sustainability throughout the global fertilizers industry.

Green Leaf Award:

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Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report MANAGING OUR MINING OPERATIONS Reclamation of Phosphate Mines during Mining Area before mining removing top soil Rehabilitated Area Filling the mined pit Overburden with overburden Mining Phosphate Phosphate overburden Top Soil Mining Area Rehabilitated Field ICL Corporate Responsibility Report 2015 99

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BARIR FIELD (SDE BARIR)

Occupying the smaller part of the Arad Valley, Sde Barir is the only phosphate reserve in Israel that can be mined. Experts of Israel's Ministry of Environmental Protection, Ministry of Energy, Ministry of the Economy and Ministry of Interior Affairs have all concluded that Sde Barir is the only alternative for currently active phosphate fields which will become depleted in 6-8 years. Considered to be of high quality, the phosphate reserves at Sde Barir could provide the raw material for essential products for humanity for approximately 25 years. The landscape around the field is not ecologically sensitive, and is sufficiently distant from population centers while relatively close to the processing plants located at Mishor Rotem. The field's yield per square kilometer is the highest in the Negev, offering the added ecological benefit of disrupting a relatively small area for large quantities of product.

If ICL does not receive approval to mine the Barir field, it will significantly impact ICL's future mining reserves in the medium and long term and the existence of Israel's phosphate industry, as we know it, will no longer be economically justifiable. This would have far-reaching implications on life in the Negev and the livelihood of some 7,500 families.

In late 2015, Israel's National Planning and Building Council issued a recommendation to permit ICL to mine phosphates at the Negev Barir Field. That was following a discussion held in October 2014, by the National Planning and Construction Council on Sde Barir. Most of the participants in that discussion supported the mining, including the Ministry of Environmental Protection, the Ministry of Finance, the Ministry of Interior Affairs and the Prime Minister's Office. The Health Ministry was the only ministry that objected to the mining, even though an international epidemiology expert (Prof. Jonathan Samet) retained by the Health Ministry, submitted a detailed report in which he ruled out concerns regarding the health risk associated with radioactivity in the area as well as the concern regarding wind- borne dust particles from the prospective mining area. The study concluded that the added dust would be negligible (amounting to one thousandth) to the dust regularly present in the air around Arad, located in a desert region.

Israel's Clean Air Act establishes standards for measuring the environmental impact of plants and industries. The mining plans prepared for Sde Barir, the comprehensive environmental survey submitted and multiple preliminary tests held in the area have all concluded that mining in Sde Barir would fully comply with the standards and requirements of the Clean Air Act.

ICL Rotem undertakes to prevent even this miniscule impact of potential dust by avoiding extreme mining scenarios, ceasing work during unusual weather conditions and by regularly employing a range of tools and measures.

Sde Barir (Hebrew):

MM6, MM7

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Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report BARIR FIELD (SDE BARIR) ICL has undertaken to fulfil the following conditions in respect to mining at Sde Barir: A one year pilot before taking the final decision to mine the entire field; Assuming personal accountability down to the mine's managerial level; Cessation of mining during unusual meteorological conditions; Authorizing the Environmental Unit of the Eastern Negev in Arad to suspend mining work during difficult meteorological conditions; Ongoing monitoring of the field before and during mining the field; and Applying the most stringent standards to mining works at Sde Barir, including the use of innovative dust-control technologies during mining and others. ICL Corporate Responsibility Report 2015 101

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report GLOBAL OPPORTUNITIES China ICL YPH JV holds two phosphate mining licenses that were issued in July 2015 by the Division of Land and Resources of the Yunnan district in China for the Haikou and Baitacun mines. The Haikou Mine is spread over 9.6 square kilometers and the Baitacun Mine is spread over 3.08 square kilometers. The mining in the Haikou Mine is via open mining using conventional methods. Ethiopia The Company holds a potash mining license for the Danakhil mine in the Afar region in Northeast Ethiopia. In 2015, ICL completed the acquisition of Allana Potash, a company which holds a concession to develop the first potash mine in Ethiopia (and in Africa). The Company is currently in the early stages of researching the project's feasibility and technical and operating requirements. There are currently no mining operations at the Danakhil site, and the exploration process is still ongoing. This is an important step for further diversifying our sources of raw materials. 102 ICL Corporate Responsibility Report 2015

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report Taking The Next Step Towards a Circular Economy ICL is developing products and methods that will enable it to produce products from waste. Phosphorous is a necessary mineral for healthy plants. Phosphate rock is an increasingly scarce source of Phosphorous, and methods to recover and recycle phosphates from other sources are underway. These sources include human sewage, animal manure and waste ash. Target 12 By 2030, achieve the sustainable management and efficient use of natural resources. EU Circular Economy: Circular Economy: Closing The Loop - An EU Action Plan for The Circular Economy The European Commission has adopted a new policy objective whose aim is to achieve a sustainable, low carbon, resource efficient and competitive economy. The Circular Economy Package will boost the EU's competitiveness by protecting businesses against scarcity of resources and volatile prices, helping to create new business opportunities and innovative, more efficient ways of production and consumption. It will create local jobs at all skills levels and opportunities for social integration and cohesion. At the same time, it will save energy and help avoid the irreversible damage resulting from diminishing resources at a rate that exceeds the Earth's capacity to renew them in terms of climate and biodiversity, air, soil and water pollution. By stimulating sustainable activity in key sectors and creating new business opportunities, the plan will help to unlock the growth and jobs potential of the Circular Economy. It includes a comprehensive commitment to eco-design, the development of strategic approaches for plastics and chemicals, a major initiative to fund innovative projects under the umbrella of the EU's Horizon 2020 research program and targeted action in areas such as plastics, food waste, construction, critical raw materials, industrial and mining waste, consumption and public procurement. ICL Corporate Responsibility Report 2015 103

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TAKING THE NEXT STEP TOWARDS A CIRCULAR ECONOMY

Developing Products With a Higher Sustainability Value at ICL Iberia Iberpotash

Struvite is a mineral composed of magnesium, ammonium, and phosphate. Its composition makes it a potentially marketable product for the fertilizer industry. Struvite production is one of the alternative processes of phosphorus removal and recovery from wastewater effluents.

Typically, human and animal sewage contain ammonium and phosphate. Magnesium is added to the mixture to control the crystallization of struvite.

An innovative R&D project at ICL Iberia Iberpotash contributes to the increased sustainability value of struvite by using Magnesium, a by-product of the potash production process. A closed cycle is created by recovering nutrients from human and animal sewage and industrial waste to produce a fertilizer which is then used to produce food for human and animal consumption.

Next Step Toward Sustainable Innovation

RecoPhos technology, acquired by ICL from SGL CarbonGmbH, will enable the Company to manufacture several forms of phosphorus derivatives out of waste ash. It will also enable ICL to replace the sourcing of thousands of tonnes of high energy-consuming phosphorus in Europe and the US, thereby reducing the carbon footprint of ICL's global operations and moving the Company one step closer to a Circular Economy.

After a successful pilot phase, ICL plans to proceed over time with the construction of four full-scale production units in Europe and the US The first full scale unit could be operational by 2018. The output from these units will be used as raw material for ICL's specialty businesses in the Food and Engineered Materials markets.

We will turn sewage sludge into valuable raw materials

Kees Langeveld, Vice President Business Development at ICL

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Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report ICL Corporate Responsibility Report 2015 105

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report As a leading global specialty minerals company, research and innovation are the cornerstones of ICL's business. When focusing on developing new production processes, applications, formulations and products for its three key end markets (agriculture, food and engineered materials), ICL ensures that sustainable criteria are considered and addressed. Over the years, ICL has developed and marketed many innovative products and solutions and has accumulated major expertise in the range of areas in which it operates. Over the next five years, the Company aims to continue expanding, balancing and strengthening its business, by among other things, growing its core Specialty Business through RandD, organic initiatives, joint ventures and acquisitions. 2. PRODUCT DEVELOPMENT STAGE 106 ICL Corporate Responsibility Report 2015

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RESEARCH AND DEVELOPMENT

In 2015, we significantly expanded our research activities with third parties in our core areas of agriculture, food and industrial materials. These activities include:

1. The establishment of an agronomic research collaboration between ICL and the Volcani Center, whose activities are based in southern Israel,
2. The establishment of a Research Center in Kunming, China, to develop phosphorous-based products and processes as part of ICL's joint venture with YPH.

In addition, ICL's incubator, ICL Innovation Ltd., focuses primarily on developing technologies in the initial stages of development which are high risk in comparison with ordinary research and development projects. ICL Innovation currently manages seven on-going projects and 4 newly approved ones. During 2015, three ICL Innovation projects were transferred to two ICL business units (SF) for further development and commercialization.

OUR R&D EXPENSES (LA)

$ millions

Our R&D expenses, net were $83 million, $87 million and $74* million in 2013, 2014 and 2015, respectively.


$74M*
2015
$87M
2014
$83M
2013
2012
$74M

(LA)

Limited assurance procedures performed for 2015 R&D Expenses , as described in the report, only.

R&D Projects:

** The decrease in 2015, stems, mainly, from a decline in activities as a result of a strike at ICL Dead Sea and ICL Neot Hovav, as well as a decline in activities relating to the noncore businesses sold by the Company during the year.*

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CONTINUOUS INNOVATION

ICL benefits from a world-class Research Institute, ICL Central R&D (IMI TAMI), which includes a highly experienced group of technology experts. IMI TAMI's accumulated expertise, are leveraged by ICL and used as a driver for sustainable growth and to create added value for ICL's customers in its three end markets. ICL has highly skilled groups world-wide who serve the BU's Managers' needs.

Food - New R&D Formulation Centers

In 2015, ICL expanded its Ladenburg, Germany-based food laboratory to include 210 food specialists. This facility is responsible for developing, producing and marketing ICL Food Specialties' functional food additives.

ICL Food Specialties also opened a new applications laboratory in Sao Jose dos Campos, Brazil, to create customized solutions for ICL's South American and other customers.

ICL Industrial Solutions & Flame Retardants – New Directions in R&D

ICL develops new products based on Bromine and PhosphorUS New developments in the pipeline include materials for energy storage and materials for 3D printers.

In the fire-fighting fields, ICL is developing the next-generation FR products to replace existing products being phased out, primarily due to environmental regulations.

Exclusive Technology for Water Treatment for Agro Uses & Others

ICL Haifa F&C signed an agreement with MIGAL Galilee Research Institute (MIGAL) for exclusive technology for Agro uses or plant wastewater reduction. The agreement allows ICL to develop, manufacture, and sell substances developed by MIGAL. The technology development was funded in the pilot stage by ICL Innovation.

Target 6.a By 2030, expand international cooperation and capacity-building support to developing countries in water and sanitation related activities and programs, including water harvesting, desalination, water efficiency, wastewater treatment, recycling and reuse technologies.

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Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report ICL Innovation Target 8 Promote development-oriented policies that support productive activities, decent job creation, entrepreneurship, creativity and innovation, and encourage the formalization and growth of micro-small and medium-sized enterprises, including through access to financial services. ICL Innovation: ICL Haifa (IMI Tami): ICL Innovation is the Company's technology incubator which identifies and develops innovative technologies from external sources in fields related to ICL operations in order to bring outside knowledge to ICL using the "Open Innovation" methodology and to assimilate this knowledge into ICL's business units. ICL Innovation's focus is defined by the needs of ICL business units and relates to sustainability and technological developments that benefit the environment and human society with goals such as increasing crop yields, improving the quality, quantity and availability of food and improving living conditions. ICL Innovation's activities are directed to discover and examine new trailblazing technologies from universities, research institutes, technology incubators, startups and venture capital funds based in Israel and around the world. ICL Haifa (IMI TAMI) ICL Haifa (IMI) is ICL's central research and development institute. Its facilities include some of Israel's most advanced research laboratories, a sophisticated mini-pilot facility, large pilot facilities and analytical laboratories equipped with state of- the-art equipment. It provides a broad range of services, including research and development, production, testing and a very large selection of analyses for customers from the chemical, pharmaceutical, food and environmental quality service industries. ICL Central RandD (IMI TAMI) professional team of chemists, engineers, microbiologists, and analytical and corrosion chemists, produce the high quality work expected from a leading RandD Institute. ICL Corporate Responsibility Report 2015 109

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report CREATING A GLOBAL KNOWLEDGE AND RESEARCH CENTER FOR FERTILIZERS AND PLANT NUTRITION Target 2 By 2030, ensure sustainable food production systems and implement resilient agricultural practices that increase productivity and production, that help maintain ecosystems, that strengthen capacity for adaption to climate change, extreme weather, drought, flooding and other disasters and that progressively improve land and soil quality. In 2015 ICL established the Center for Fertilization and Plant Nutrition ("CFPN"), a new global center for research and knowledge in the field of fertilizers and plant nutrition in conjunction with Israel's Agricultural Research Organization (ARO), Volcani Center. The Bnei Shimon Regional Council are also members of the CFPN, representing the many farming communities in this part of the country. CFPN, which represents a unique Israel-based partnership between the public and private sector, will foster increased knowledge that is required now more than ever, in light of the critical need for more and higher quality food, as well as increased efficiency in the agriculture sector to respond to the world's growing population, decreasing agricultural land and the urgent need for greater environmental stewardship. Today, despite the critical importance of fertilization and increased global awareness of the need to increase food production and food's nutritional value, the number of researchers in this area is diminishing. in the agriculture sector to respond to the world's growing population, decreasing agricultural land and the urgent need for greater environmental stewardship. Today, despite the critical importance of fertilization and increased global awareness of the need to increase food production and food's nutritional value, the number of researchers in this area is diminishing. CFPN activities are centered at ARO's Gilat Research Center in the Negev. Research is conducted by ARO scientists in partnership with colleagues from other research institutions. The center also closely collaborates with the regional council representing farmers in the area. Research will be developed and expanded under various themes, including: evaluation of new fertilizers and application methods on crops, optimization of fertilization practices, new soil and plant nutrient diagnostic tools and methods, and evaluation of methods to recycle nutrients from organic and mineral waste products. The collaboration between ICL and ARO's Volcani Center, a mobilization of the public, private and agricultural sectors, will contribute to improving food security and ensuring food supply in the future. Professor Yoram Kapulnik, Director of Israel's Agricultural Research Organization, Volcani Center. 110 ICL Corporate Responsibility Report 2015

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report CREATING A GLOBAL KNOWLEDGE AND RESEARCH CENTER FOR FERTILIZERS AND PLANT NUTRITION Target 15.3 By 2030, combat desertification, restore degraded land and soil, including land affected by desertification, drought and floods, and strive to achieve a land degradation-neutral world. Research will also focus on fertilization practices to improve nutraceutical values, methods for advanced foliar fertilization, plant nutrient-use efficiency, soil health, post-harvest practices and stress resistance and on developing advanced knowledge transfer and tool kits for plant nutrition in developing countries. CFPN will offer scholarships and research grants to graduate and PhD students from Israel and abroad. CFPN has already trained and worked with 6 foreign students from Asia and East Africa. We see great importance in investing in capacity building to allow significant research in developing countries. In addition, funds will be allocated to sharing research findings with a global audience and to hosting international conferences, which will help cement Israel's place as a world leader in the field of fertilization and plant nutrition. ICL Corporate Responsibility Report 2015 111

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report SUSTAINABILITY INDEX FOR PRODUCT DEVELOPMENT Target 7.2 By 2030, increase substantially the share of renewable energy in the global energy mix Sustainability Index: Opportunities for Innovative Bromine Based Energy Storage: Technology for Energy Storage: G4-PR1 In accordance with ICL's commitment to sustainable development, as well as its effort to reduce environmental impact along the value chain, the Company includes environmental and health criteria in analyzing its products, beginning from the initial product development stage. These criteria form the basis of a Sustainability Index in which each product is assessed and graded during the development process according to defined parameters. Based on the results, changes are incorporated into the development process of the products. ICL Deploys an Innovative Battery Technology for Energy Storage One of the greatest challenges to the success of renewable energy is the ability to ensure continuity of supply. This is achieved by storing the energy while it is being generated, thus enabling the constant availability of power when the grid or energy production is down. Energy storage from renewable resources (wind and solar energy) is an important societal challenge in the coming years. Zinc Bromine flow batteries are very suitable to store large amounts of energy and offer important advantages compared to alternatives. Zinc Bromine flow batteries can be produced at a lower cost, last longer and have greater capacity. ICL develops the special chemical blends required for these batteries. Recycling materials can also assure that this technology is fully sustainable (in its post-use phase, as well). ICL's bromine-based electrolyte for energy storage technologies delivers environmental and societal benefits while providing a new source of financial growth for ICL. In October 2015, ICL announced the deployment of a bromine-based battery in its Fire Safety production site in Rancho Cucamonga, California. The battery enables management of power consumption, reducing electricity taken from the grid at peak hours when it is most expensive. This will lead to lower operating costs and improved operational efficiency. ICL anticipates that the behind-the-meter battery deployment will yield a 16% reduction in the facility's annual operating expenses. The facility where the battery is deployed produces ICL's Phos-Chek([R]) brand long-term fire retardants, foams and gels, key products in ICL's world-leading chemical solutions for managing wildland, industrial and municipal fires. The battery will also allow ICL to better serve its customers and maintain emergency operations in the event of unexpected utility outages, which is critical for this facility which serves the area's population in emergency events. In recognition of the innovation of the Zinc Bromine flow battery and ICL's unique contribution to its creation, which included the Company's complete support of the development of the chemical blends required for the battery and for the effective recycling of the materials contained in it, ICL was nominated, and among the final three contestants, for the 2016 Dutch Responsible Care Award. This annual prize recognizes outstanding approaches to Responsible Care and Sustainable Development in the chemical industry. ICL is the only company in the world that can provide this complete process. 112 ICL Corporate Responsibility Report 2015

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report 3. and operations STAGE PRODUCTION OPERATIONAL EXCELLENCE Target 7.3 By 2030, double the global rate of improvement in energy efficiency. Operational Excellence -- success stories: ICL has begun to implement a program aimed at creating a culture of operational excellence throughout the company. The goal of this program is to deploy Best Practice operational and managerial standards across our production facilities and Operational Excellence systems for production management and asset management. It includes the development of 'transformation roadmap' for each of ICL's sites and the cultivation of 'change leaders' mandated with instilling a culture of operational excellence in all our activities. Energy Efficiency ICL invests significant effort to increase the efficiency of its energy consumption and to reduce the amount of energy consumed at its facilities and sites. Energy conservation activities are part of a comprehensive approach to reduce the Company's environmental impact. In early 2013, ICL launched a global energy efficiency program as part of its corporate wide ACE (Ambition Creates Excellence) efficiency plan. For this purpose, ICL developed a standard methodology that could be applied at all of its locations. This methodology was initially piloted at two locations to evaluate its effectiveness. The outcome of these pilots indicated that an enhanced approach was needed with the additional aim of building an energy efficiency skill base within ICL. By the end of 2015, 19 of ICL's largest production facilities around the world had undergone the same methodology to identify energy saving initiatives. During 2016, it is estimated that a further eight plants will be subject to this methodology, including ICL Corporate Responsibility Report 2015 113

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OPERATIONAL EXCELLENCE

the Company's YPH joint venture facility in China. The program is well established as the Company's principal method of delivering efficiency improvements. The ACE Energy Program also frequently delivers significant operational savings and quality improvements beyond its environmental aim of reducing fuel and electricity consumption as well as carbon dioxide emissions.

The main areas of efficiency projects implemented to date include: optimizing the control and use of equipment used in production processes, re-using residual heat in production plant stacks, greater efficiency in the production of compressed air and steam, and deployment of advanced control systems for automatic shutdown of power, light and air-conditioning systems. In addition, ICL works to implement behavioral changes that reduce energy use on an on-going basis.

As part of the program, ICL is implementing new and improved energy management systems and aims to gradually accredit all its significant energy consuming sites to ISO 50001. In accordance with this international standard, significant effort and investment is being made to improve the monitoring and reporting of energy KPI's (key efficiency metrics) to provide a greater understanding of the performance of individual processes. Sites accredited to date include ICL Neot-Hovav, all three sites of ICL Rotem (Rotem, Zin and Oron), and four sites at ICL Germany (Bitterfeld, Ladenburg, Amfert and Knapsack). The short-term goal is to certify all other ICL Israel production sites- ICL Dead Sea, ICL Rotem Periclas and ICL Haifa F&C- by the end of 2017.

ICL's ACE energy efficiency plan has reduced expenses by approximately $ 20 million overall in 2015 compared to the 2012 base year. The goal of the plan is to reach an annual savings of $36 million in energy costs by 2020 compared with 2012 (and therefore 55% of the goal was reached by the end of 2015). Cumulative energy savings since the Energy Center of Excellence began operating in 2005 is currently estimated at approximately $90 million (not including the savings from the transition to natural gas.)

Life Cycle Assessments

Flame Retardants

ICL IP performs Life Cycle Assessments (LCA) for some of its products in order to assess their environmental impact throughout their life cycles

Magnesium Alloy

ICL Dead Sea Magnesium examined the environmental consequences associated with several products for the automotive and aviation industries. Magnesium alloy is preferred over other alternatives due to the reduced fuel consumption in the "use phase".

More details can be found in our 2013 Corporate Responsibility Report.

G4-EN6

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OPERATIONAL EXCELLENCE

Intelligent Pump Control Reduces Energy Consumption by 80%

ICL Germany Bitterfeld produces phosphorus-based flame retardants, through a process that involves exothermic reaction which requires cooling. In an effort to become more energy efficient and cost effective, the plant implemented frequency converters, replacing manual, inconsistent "on/off control" with continuous, intelligent valves that adapt pump speeds to the actual need for cooling water. As a result, manual interventions are no longer required. The pumps are synchronized and run continuously in their optimal range, and pump discharge pressure remains constant.



The Israel Chemical Society awarded ICL NH (Bromine Compounds), for the Chemical Green Industry Prize of The Israel Chemical Society.

ICL Corporate Responsibility Report 2015 115

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report OPERATIONAL EXCELLENCE Improvement Teams ICL has established Improvement Teams designed to increase efficiency and find solutions by utilizing the knowledge and experience of employees working in the field. The Improvement Teams' goal is to resolve problems, faults, deficiencies and bottlenecks in the work environment. Outputs are expressed in financial savings, improved environmental performance and an improved corporate culture. The Improvement Teams' work includes: Identifying issues that require improvement; Selecting and defining a topic on which to work; Analyzing and investigating the subject; Creating solutions and improvements; Obtaining the approval of relevant parties; Implementing and integrating improvements; Monitoring and control of these processes. The Improvement Teams select issues to focus on based on their importance and significance, the time and resources required to address the issue, and the measurability of the improvement, monitoring potential and control of the issue overtime. The Improvement Teams that have completed their work, and proven that their work can indeed be implemented in the field, are considered for rewards by the Incentives Committee subject to the following guidelines: Incentives Committee procedures for compensation, their place in an annual competition to select outstanding teams, and their participation in national competitions. Proposals related to safety and ecology are approved by the Committee on Safety and Ecology and receive incentives at the discretion of the committee. The work of the Improvement Teams promotes employees' creativity, cross-fertilization, in depth analysis, methodical investigation of various subjects that contribute to employees' feeling of satisfaction, their commitment to the workplace, and the success of the various projects. 116 ICL Corporate Responsibility Report 2015

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PRODUCT SAFETY



ICL's product safety policy is to evaluate and manage its products throughout their life cycle in a responsible way. The company applies a rigorous and consistent approach to hazard and risk evaluations of new chemical products prior to their commercialization. In addition existing chemical products are also evaluated at all stages of their manufacture and supply chain. ICL allocates resources to investigate and collect sufficient information and data on its products to fully characterize the product's safety to human health and the environment. This is accomplished by performing or obtaining toxicological studies, environmental fate and toxicity and more. The information is then used to classify each chemical and product according to the UN Global Harmonization System (GHS) for classification and labelling and its adaptation by numerous countries across the globe, or other relevant regulations. All of ICL's relevant chemicals are classified in line with their respective classification & labelling regulations..

As a leading global chemical company, ICL is careful to ensure that the chemical substances it produces and sells are handled in accordance with all rules and regulations throughout their life cycle.

Methyl Bromide And The Montreal Protocol

ICL is a producer of Methyl Bromide which has been included in the list of controlled substances under the Montreal Protocol. This substance is being phased out internationally other than critical uses. ICL is investing in developing alternatives for methyl bromide and has significantly reduced its production.

For more information see our past Corporate Responsibility Reports.

G4-DMA, G4-PR1, G4-PR3, G4-PR6

ICL prepares documentation which provides information regarding the chemicals and enables proper guidance to workers, customers, and the public on the safe use of ICL chemicals and products.

All ICL segments implement the European Regulation for Registration, Evaluation, Authorization and Restriction of Chemicals (REACH) by submitting documentation on chemical substances manufactured or imported into Europe in quantities of more than one tonne per year. The Company has volunteered to lead and prepare the joint dossiers for dozens of substances (acting as a "Lead Registrant"). ICL is now preparing for the third deadline of the regulation, which is in 2018.

ICL is currently also engaged under REACH Regulation, with the evaluation stage of a number of its chemicals and is required to follow up and update all its Lead dossiers. The European Chemical Agency (ECHA) lists substances that are "substances of very high concern". ICL has a few products included in the list. ICL has developed sustainable alternatives for these products.

ICL companies employ a system for comprehensive management of hazardous materials, based on a dedicated Enterprise Resource Planning (ERP) system that deals with emergencies, as well as safety and access control management systems.

Some companies use a computerized system to control shipments of all materials and managing packaging and shipping labels. ICL monitors its Recovery Time Objective (RTO) to defend against risk of incidents.

For more information about this subject and the ERP system please see our 2014 Corporate Responsibility Report.

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STAGE 4. LOGISTICS & DISTRIBUTION

G4-DMA, G4-12

One of ICL's assets is its extensive global logistics and distribution network with operations in over 30 countries. The Company aims to reduce its environmental impact throughout the supply chain, including during logistics and transportation material processing and product distribution. Towards that end, ICL invests significant resources in developing efficient logistics with advanced capabilities for monitoring and control in order to reduce negative impacts on the environment and reduce costs.

Israel

- Most of the output of ICL Dead Sea's facilities to Israel's port of Ashdod is transported by a conveyor belt that extends for 18.1 kilometers to the railhead located at Tzefa in Mishor Rotem. The Company transports the output from Mishor Rotem to the port, mainly by train. ICL built, owns and operates the conveyor belt. It also transports some of the output from ICL Dead Sea facilities by truck, mainly to the port of Eilat.
- Most of ICL's products, whether in solid or liquid state, are transported in bulk from Rotem, Oron and Zin by road or rail to either the port of Ashdod or Eilat. From Eilat, the products are transported by ship to markets in the Far East, and from Ashdod, they are transported by ship to Europe and America.
- ICL subsidiary, Tovala, is responsible for transporting potash and phosphate rock from the Oron and Zin processing facilities in road-going rigid trucks and trailers.

Spain

- ICL Iberia Iberpotash transports minerals from the Company's mines to production plants, and transports potash and salt from factories and mines to the port. Ore is transported by trucks from the mines to the Suria and Salient plants. Up to 40 trucks per day are dispatched from the mine to the port.
- ICL Iberia Iberpotash owns and maintains 1.5 kilometers and 3 kilometers of railway at Cabanasas and Vilafruns, respectively, which link to the national rail network. Each train is comprised of an 850 ton payload, with two trains per working day.
- The Suria and Salient complexes have one rail system each for the rail to port transport systems. Installations in the Port of Barcelona are managed by ICL Iberia Iberpotash subsidiary TRAMER and comprise an area of 13 thousand square meters. As part of the plan for increasing ICL Iberia Iberpotash's (IBP) production capacity, the logistical infrastructure at the mine is being upgraded (the entrance ramps into the mine), as well as to the factories and the Company's berth at Barcelona port, to enable production, transport and export of about 2.3 million tons of potash per year.

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LOGISTICS & DISTRIBUTION

G4-12

Hermes Project

ICL is part of a consortium of companies, research centers and universities working on a European project called HERMES that aims to design a new freight railroad wagon. The wagon will be comprised of new materials to improve its loading factor and as well as a new monitoring system. It will also include a new loading and unloading facility to optimize product transport. The wagon will improve the competitiveness and efficiency of Spain's railroad logistics on a part with Europe's.

The $7.9 million, three year project is funded by the EU within the framework of its Mobility for Growth "Smart Rail" (MG2.2), a part of its Horizon 2020 program with participants from rance, Sweden, Denmark and Spain, including the Technologic Center of Manresa Foundation (CTM), two European universities (Lulea Tekniska and Arminia), Ferrocarriles de la Generalitat (FGC), Kiruna Wagon, Hempel, and SSAB Tunnplaet.

United Kingdom

- The Boulby mine comprises a network of underground roads extending 15.5 kilometers from the mine entrance in the direction of the North Sea and over 11 kilometers from the mine entrance in the inland area.
- Transport by road from the site is limited to 150,000 tons per annum and 66 truckloads per day in accordance with agreements with the North Yorkshire National Parks.
- The mine has three separate integrated conveyor systems, one for each product. The rail products are transported on an ICL UK CPL-owned rail line which extends approximately eight kilometers from the minehead to a junction with the national rail network, where the products then continue to the Company's storage and loading facilities before being exported by sea from the Teesdock seaport to European Union and other overseas customers.
- In addition, the Company has storage and logistics facilities: Ludwigshafen in Germany, Amsterdam in the Netherlands, and Rouen in France.

China

- The ICL YPH JV includes the Haikou Mine and production plants.
- The raw materials from the Haikou Mine are currently transported by train to the 3C factory, while in the future they are expected to be transported via pipeline (slurry).
- Most of the output sold to the local market is transported from 3C directly to customers by train, as well as by marine shipment, mainly from two exit ports (Beihai and Fangchengang) to customers in North China. A small part of the output sold is transported by truck to customers in the Yunnan region.

ICL Corporate Responsibility Report 2015 119

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report MARITIME TRANSPORT ICL benefits from the proximity of its facilities, both in Israel and in Europe, to developed economies and emerging markets. Its facilities in Israel ship from two seaports: the Port of Ashdod (with access to Europe and South America through the Mediterranean Sea) and the Port of Eilat (with access to Asia, Africa and Oceania through the Red Sea). Access to these two ports provides ICL with lower plant gate to port costs and ocean freight costs, as well as lower transportation costs from ports to target markets. The advantageous location of ICL's facilities also provides faster time to market due to their proximity to end markets, allowing ICL to fill short lead time orders. In recent years, ICL Fertilizers has increased the size of its shipments, allowing it to transport quantities similar to those shipped a decade ago but eliminating 90 shipments a year. This, in turn, has reduced ICL's fuel consumption by about 40 thousand tons of fuel oil a year, resulting in reduced emissions totaling 125,000 tons of C02e. In addition, pursuant to ICL's leasing policy, ships are chartered only if they meet the high level vessel safety classification of the IACS - the International Association of Classification Societies. This classification promotes maritime safety and security in maritime transport and the prevention of pollution that may result from sea shipping. As a result of its commitment to lease ships that meet the most stringent standards, ICL ensures that the ships that it uses for transport are maintained, monitored and properly documented and that staff members are competent and experienced in accordance with the highest international shipping standards. During 2015 ICL experienced a decrease in its maritime transport from Israel, partly due to labor disputes that occurred at several of its plants. 120 ICL Corporate Responsibility Report 2015

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Letter from the Chairman and CEO
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CREATING A GLOBAL PROCUREMENT ORGANIZATION

In order to standardize the activities of its business units throughout the world, ICL has created a Global Procurement Organization that will be housed at ICL's new European regional headquarters in Amsterdam. Additional regional procurement centers operate in Israel, the Americas and the Far East, along with nine hubs in central locations. The global purchasing center is expected to add value to the Company by increasing synergies, providing greater efficiency, enabling collaboration and transparency and improving the flow of information.

Safe product handling

ICL is involved in industry initiatives in Europe and the USA regarding the safe use and handling of P2S5. ICL and others are involved in a global effort to standardize ISO tank design for phosphorous and are developing new training materials for safe handling at port, railroad, supplier and end user facilities.

ICL Germany Knapsack invested in new product containers that fit a new discharge unit at a customer's site.


ecovadis
Corporate Social Responsibility (CSR)
DEAD SEA MAGNESIUM LTD (GROUP)
has been granted a
Gold Recognition Level
Based on their EcoVadis CSR rating
June 2015
2015
CSR Rating
ecovadis
Valid until : June 2016

ICL Dead Sea Magnesium (DSM) has been granted a top-score gold corporate responsibly (CSR) rating, in an independent analysis conducted by 'Ecovadis', an organization specializing in sustainable supply management. This gold rating places ICL Dead Sea Magnesium among the top 5% of all global companies analyzed by 'Ecovadis'

G4-12

ICL Corporate Responsibility Report 2015 121

ICL | Letter from the Chairman and CEO | Corporate Overview | Governance & Economic Responsibility | Environmental Responsibility | Social Responsibility | About the Report

STAGE 5. PRODUCT USE STAGE

ICL's "Next Step Forward" strategy is best represented in the Company's core and new products. As a major producer of fertilizers and specialty fertilizers, ICL's products enhance yields and improve crop quality as well as reduce water consumption and protect the environment by minimizing leaching of fertilizers.

The fertilizer industry helps to overcome agriculture challenges, facilitating increasing crop yields on existing agricultural land, thereby preventing the conversion of natural habitats to agricultural land. This can also be accomplished by promoting the correct use of fertilizers through teaching and disseminating information about effective and sustainable fertilization methods.

For this purpose, ICL Fertilizers has instituted a worldwide customer instruction and training program to promote safe and intelligent use of fertilizers. ICL agronomists have been engaging and training farmers on effective and balanced use of fertilizers. Balanced use of fertilizers is the application of plant nutrients in the optimum ratio and adequate amounts to achieve higher yields and better quality, while maintaining soil fertility for future generations and preventing the conversion of natural land to agricultural land.

Target 2.1 By 2030, end hunger and ensure access by all people, in particular the poor and people in unbearable situations, including infants, to safe, nutritious and sufficient food all year round.

Dead Sea Works, in collaboration with the International Potash Institute (IPI), develops and encourages the use of balanced fertilization

ICL practices best management for reduction of environmental emissions in the usage stage for other products as well. For example, VECAP, which has been adopted by the ICL Industrial Products segment, establishes, among others, best practices for the handling of used packaging that contains residues of products.

In addition, ICL applies its product stewardship policy to the customer's use of the product, by providing guidelines and training for customers about the efficient and sustainable use of its products.

For over a decade, ICL has invested half a million dollars every year to carry out information campaigns by the Company's agronomists in developing countries such as Bangladesh, Sri Lanka, China, the Philippines, Brazil, Mozambique and elsewhere. The goal of the program is to reach isolated and remote villages, and to spread the word about the importance of potassium as fertilizer for agriculture. ICL personnel work with agronomists, researchers and government agencies around the world to provide training services through the IPI. In the past few years, ICL launched two new programs, one in India - Potash for Life and the other in Ethiopia - Potash for Growth.

122 ICL Corporate Responsibility Report 2015

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AGRICULTURE & FOOD

In 2015, farmers worldwide continued to be challenged by climate change, environmental initiatives and regulatory changes, such as the EU Nitrate Directive and China's policy of Zero Nutrient Use Growth from 2020 and the constant need to increase yields. This is incentivizing the need to increase the efficiency of farming techniques.

ICL is a world leader in controlled release fertilizers which enhance the efficiency of nutrients and reduces their leaching and volatilization of nutrients into the environment. Thanks to these products growers around the world can use about 20-30 % less nutrients and simultaneously achieve higher quality crops and yields.

In 2015 ICL achieved a major breakthrough with its development of the "E-Max Release Technology" .Thanks to this new innovative chemistry and production process ICL's controlled release fertilizers can be produced faster with thinner coatings at lower cost. These products can therefore be made more environmentally friendly and more attractive to farmers and food companies across the globe.

Potassium (K), nitrogen (N) and phosphorus (P) are the three essential nutrients consumed in large quantities by plants. Potassium fertilizer increases the yield and quality of agricultural produce, improves plant resistance to diseases and pests, increases the plant's tolerance to drought and cold, and contributes to the development of a strong and healthy root system. The uniqueness of potassium is that it increases the efficiency of use of nitrogen and other nutrients. Therefore, the use of potassium results in better utilization of nitrogen fertilizer and prevents it from reaching groundwater or evaporating.

Target 2.4 By 2030, ensure sustainable food production systems and implement resilient agriculture practices that increase productivity and production, that help maintain ecosystems, that strengthen capacity for adaption to climate change, extreme weather, drought, flooding and other disasters and that progressively improve land and soil quality.

Target 14.1 By 2025, prevent and significantly reduce marine pollution of all kinds, in particular from land-based activities, including marine debris and nutrient pollution.

Target 12.3 By 2030, halve per capita global food waste at the retail and consumer levels and reduce food losses along production and supply chains, including post-harvest losses.

ICL Corporate Responsibility Report 2015 123

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report AGRICULTURE and FOOD Target 17.7 Encourage and promote effective public, public-private and civil society partnerships, building on the experience and resourcing strategies of partnerships. Target 2.3 By 2030, double the agricultural productivity and incomes of small scale food producers, in particular women, indigenous peoples, family farmers, pastoralists and fishers, including through secure and equal access to land, other productive resources and inputs, knowledge, financial services, markets and opportunities for value addition and non-farm employment. 2.a Increase investment , including through enhanced international cooperation, in rural infrastructure, agricultural research and extension services, technology development and plant and livestock gene banks in order to enhance agricultural productive capacity in developing countries, in particular least developed countries. Potash For Life - India We launched the "Potash for Life" project in India and have set up thousands of demonstration plots in 9 states and over 42 districts. 124 ICL Corporate Responsibility Report 2015

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report AGRICULTURE and FOOD Potash For Growth - Ethiopia We have set up hundreds of demonstration plots. We now plan on expanding our program to additional several hundred plots at farmers' fields across the country during 2016. ICL Corporate Responsibility Report 2015 125

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AGRICULTURE & FOOD

Polysulphate

ICL is introducing a new multi-nutrient fertilizer, Polysulphate, it is available in its natural state, and mined in the UK. It has four nutrients, which makes it a unique product: sulphur, magnesium, potassium and calcium. It is a soluble material therefore its nutrients are readily available for plant uptake.

Polysulphate comes from the polyhalite layer of rock, over 1000m below the North Sea off the North Yorkshire coast in the UK. Deposited 260 million years ago, it lies 150-170 m below the potash seam at the Cleveland Potash Boulby Mine. Polysulphate is available in its natural state and is highly versatile and suitable for many pplications.

Field experiments conducted in India, France, Germany, China, Brazil, Vietnam, Ireland, Netherlands, Austria and the UK using Polysulphate™ have demonstrated its efficacy in increasing yield of crops. The results also indicated greater efficiency than standard sources of potassium and magnesium sulphates as well as gypsum with significant increases in yields.

Perhaps the most innovative aspect of polysulphate is its low environmental impact. Polysulphate is produced naturally and requires no processing and creates no waste products. The mineral is mined, crushed, screened and bagged with no chemical intervention or process.

It is a low carbon footprint fertilizer and helps farmers reach industry's carbon targets. Polysulphate delivers dependable high value for low environmental impact and is certified for organic use.


Polysulphate™
S K Mg Ca
Polysulphate™ comes from the natural mineral polyhalite: $K_2Ca_2Mg(SO_4)_4 \cdot 2H_2O$
S
K
Mg
Ca
POLYSULPHATE BENEFITS
POLYSULPHATE EXPERIMENTS AROUND THE WORLD
Mustard
Cabbage
Wheat
Maize
Rice
Potato
Canola
Ryegrass
Cauliflower
Cotton
Soybean
Peas
Sesame
Onion
Tea
Coffee
Barley
Sunflower
Alfalfa
Carrot
Grapes
Pastures
-1,200m
ICL
www.polysulphate.com

Polysulphate:

Introducing Polysulphate:

Our Clients:

126 ICL Corporate Responsibility Report 2015

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ENGINEERED MATERIALS

Target 3.9 By 2030, substantially reduce the number of deaths and illnesses from, hazardous chemical and air, water and soil pollution contamination.

Target 9.4 By 2030, upgrade infrastructure and retrofit industries to make them sustainable, with increased resource-use efficiency and greater adoption of clean and environmentally sound technologies and industrial processes, with all countries taking action in accordance with their respective capabilities.

MERQUEL® - Reducing Mercury Emissions

Coal burning power plants are today's largest source for mercury pollution in the environment. The EPA, US National Research Council, the World Health Organization, and many others agree that reduction of this pollutant is required in order to maintain human health.

Bromine-containing compounds, added to the coal, or to the boiler combustion furnace, can be used to oxidize the mercury present in the coal, thereby enhancing the overall removal of mercury in downstream pollution.

ICL-IP inorganic bromides are being tailored to meet the increasing environmental demands in reducing coal-burning power plants. Tests have shown that applying low dosage of MERQUEL® result in removal of over 90% of the mercury across the scrubber unit.

Transitioning to Sustainable Flame Retardants

ICL Industrial Products, a world leader in specialty chemicals, provides a significant shift in the marketplace from flame retardants of years past to more sustainable options that consumers want today. Three examples of these new generation products are FR-1025, FR-122P and TexFRon®4002. These products, with a polymeric backbone, provide superior flame retardant benefits without potential environmental side effects like bioaccumulation.

Each product is specifically tailored for certain applications: FR-1025 is a flame retardant for engineering thermoplastics in E&E applications; FR-122P is used for expanded and extruded polystyrene thermal insulation; and TexFRon®4002 is suitable for adhesives, coating and textiles.

The three have been assessed by SAFR methodology and are recommended for these specific applications.

Merquel:

Flame Retardants:

ICL Corporate Responsibility Report 2015 127

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report SAFR[] - A SYSTEMATIC ASSESSMENT FOR FLAME RETARDANTS Target 12.3 By 2020, achieve the environmentally sound management of chemicals and all wastes throughout their lifecycle, in accordance with agreed international frameworks, and significantly reduce their release to air, water and soil in order to minimize their adverse impacts on human health and the environment. SAFR[] was launched in May 2015. It is a tool that measures the sustainability profile of individual flame retardants based on their use. The framework provides a rigorous evaluation of flame retardants in their applications, thus enabling users to select the most sustainable product for the intended use. Flame retardants allow inherently flammable materials to meet rigorous fire safety tests. From everyday electronics to airplane plastics and cinema seating, flame retarded materials are an essential part of safe modern living. But fire safety should not compromise safety for human health and the environment. By using the latest available scientific data and building on accepted hazard criteria, SAFR[] incorporates an estimated exposure component based on the level of contact to humans and/or the environment and measurable potential emissions of flame retardants during their use. The combination of hazard and exposure provides a more complete assessment of how potential hazards translate into actual risk to humans or the environment during the intended use of the end product (e.g. TV, computer, upholstered furniture, building and construction material). SAFR[] assessment of potential emissions due to either migration to surface (blooming), leaching or volatilization, is based on actual measurements made during accelerated ageing. The assessment of the given flame retardant with SAFR[] leads to the identification of: (i) uses that are either recommended, acceptable or not recommended, or (ii) unacceptable hazard in which case alternatives should be identified. 128 ICL Corporate Responsibility Report 2015

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SAFR™ - A SYSTEMATIC ASSESSMENT FOR FLAME RETARDANTS

G4-PR1

More about SAFR:

The methodology behind SAFR is available for any interested party upon request to ICL-IP. In addition a mail box was created, SAFR@icl-group.com , to facilitate dialogue and inquiries. SAFR™ was reviewed by an expert panel of the Alliance for Risk Assessment and received positive feedbacks. A second version is currently under development.

How we assess exposure

Our exposure assessment has a two-tiered approach. We consider both:

1. The frequency of contact during the intended use (e.g. TV, computer, car seats, insulations boards);
2. The potential emissions of the FR used due to either migration to surface (blooming), leaching or volatilization.


Frequent Contact
Interior, seats
Occasional contact
Under the hood parts
Rare contact
Wires, connectors

Our assessment of flame retardants in their uses

Exposure \ hazard	LOW	MEDIUM	HIGH	UNACCEPTABLE
Low potential	Recommended	Recommended	Acceptable	To be phased out
Medium potential	Recommended	Acceptable	Not recommended	To be phased out
High potential	Acceptable	Not recommended	Not recommended	To be phased out

ICL Corporate Responsibility Report 2015 129

Letter from the Chairman and CEO | Corporate Overview | Governance & Economic Responsibility | Environmental Responsibility | Social Responsibility | About the Report

VOLUNTARY EMISSIONS CONTROL ACTION PROGRAM (VECAP)


VECAP Commitments
USER PROCEDURES
USER SELF-AUDIT
SUPPLIER SUPPORT
External Reporting
EMISSIONS REPORT
Third Party Audit
IMPROVEMENT PLAN
IMPROVEMENT IMPLEMENTATION
VECAP PROCESS

G4-EN27

As part of its product stewardship activities, ICL Industrial Products (ICL-IP) has adopted a Voluntary Emissions Control Action Program (VECAP), a beyond-compliance program designed to reduce environmental emissions associated with flame retardants. As part of the program, ICL-IP works with customers to reduce the environmental impact of the segment's brominated flame retardants (BFRs) throughout the value chain.

During 2015 ICL IP achieved greater global coverage of all BFRs it produced in all regions, resulting in global coverage of 73% (an increase from 61% in 2013) of all BFRs sold by ICL-IP.

In 2015, we also strengthened our cooperation with Fretwork (a textile organization in the UK that represents many of our second line customers) to further extend VECAP coverage and encourage implementation of the VECAP certification scheme.

In addition, we expanded a data survey for all (powder) BFRs to include all participating companies in Europe. A decision was taken to create a customer "sustainability" ranking and report on best practices instead of emissions per product. The customer "VECAP behavior" ranking is based on the VECAP questionnaire and therefore on housekeeping at the companies.

There are three levels:

- **Gold**: all chemical handling is according to VECAP best practices. This means that emissions are at minimum levels.
- **Silver**: the handlings that contribute most to potential emissions like empty package handling, air handling (filter system) and water treatment (sludge handling) are all according to VECAP best practices. Not all chemical handling activities follow VECAP recommendations.
- **Bronze**: all situations where practices are not known by the VECAP team or one or more of the handlings that contribute most to potential emissions are not according to VECAP best practices.

Score Card Reporting

Reporting on best practices can be performed by means of a so-called score card. The score card gives an overview of housekeeping at a customer's production sites in a certain region. All relevant questions of the VECAP questionnaire are included and the answers are divided into VECAPs recommendation (OK), worst case (not OK) and unknown. The score card for Europe (given in figure 3) shows that housekeeping is at a high level in Europe.

130 ICL Corporate Responsibility Report 2015

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report VOLUNTARY EMISSIONS CONTROL ACTION PROGRAM (VECAP) Dust capture system with a filter Discharges of water streams from the plant without treatment Empty packaging disposal Disposal of dust from the filter Disposal of sludge Packaging waste storage Are powder spills cleaned up immediately? OK Not OK Don[]t know 88% 87% 89% 88% 84% 86% 67% 1% 11% 1% 11% 0% 11% 0% 12% 0% 16% 2% 13% 0% 33% Customer ranking for the ICL-IP customers by regions: Gold Silver Bronze EU 24% 39% 38% NA 11% 33% 56% ME 8% 25% 67% AP 11% 32% 58% Japan 67% 17% 17% Global 20% 33% 47% For more information regarding VECAP, see our 2014 Corporate Responsibility Report or scan the QR code. ICL Corporate Responsibility Report 2015 131

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report 6. PRODUCTS STAGE END OF LIFE FOR OUR In order to minimize its environmental impact at the end of the product life, ICL has embraced the Integrated Industry approach. According to this approach, the industrial production process should shift from a linear process, in which resources and capital pass through the production chain and eventually become waste, to a closed process where waste can serve as input for other production processes. ICL's highly-integrated value chains use sophisticated processes, and utilize by-products and waste products to enable the cost-efficient conversion of raw materials into higher value-added products. The vertical integration that ICL has been practicing for many years for example in Israel where the same raw material serves a few industries, is now becoming an even greater opportunity. We see this as a major focus of innovation. Below are some examples of how ICL uses the byproducts and waste produced in one process as raw materials for another: The Company's bromine production begins with using bromine produced from the brine created as a byproduct of potash production. This brine has a higher bromine concentration than the water in the Dead Sea. The Company produces magnesia from solutions rich in magnesium chloride that are produced as a byproduct of the potash production process at Sodom. A byproduct created by the magnesium production process is collected and sent to the ICL Rotem Negev plant, where it is used as raw material. ICL Fertilizers uses sylvanite, a byproduct of magnesium alloy production, to produce potash. ICL Industrial Products uses the chlorine emitted in the production of magnesium alloys to produce bromine. 132 ICL Corporate Responsibility Report 2015

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INTEGRATED PROCESSES AT ICL

Integrated Value Chains Provide Significant Synergies and Logistics Advantages


Source
Raw Materials
Major Intermediate & Finished Products
The Negev Desert - Israel
The Dead Sea - Israel
Potash Mines - UK & Spain
Elemental Phosphorus
PCL3
POCL3
Phosphate Rock
Fertilizer Grade Phosphoric Acid
Carnallite
End Brine
Magnesium Chloride Solution
Magnesia Products (MgO)
Magnesium Chloride
Polyhalite
Sylvanite
Phosphate Salts
Food Grade Phosphoric Acid
Special Grade Acid
Potash
Salt (NaCl)
Crude Magnesium
Chlorine
Elemental Bromine
Salt (NaCl)
Potash
P2S5
Food Additives
Wildfire Extinguishers
Food Hygiene
Alumina & Magnesia Based Products
Phosphate Fertilizers
Compound Fertilizers
Specialty Fertilizers
Pure Magnesium
Magnesium Alloys
Bromine Compounds
Chlorine based Biocides
OPFR & Others
Fertilizers
Industrial Products
Performance Products
DSM
Product Sold

ICL Corporate Responsibility Report 2015 133

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LEADING IN BROMINE RECOVERY

In 2015, ICL-IP Europe took the lead, together with the value chain, to build a PolyStyrene recycling demonstration plant in the Netherlands by 2018. Via a non–profit foundation, 'PolyStyrene Loop' ICL-IP co-initiated a project to sustainably recycle PolyStyrene foam (EPS) containing the restricted flame retardant (FR) HBCD, including recovering bromine, using the latest PolyStrene Loop technologies, the CreaSolv® Process. This proprietary solvent-based polymer recycling process dissolves PS from EPS waste while maintaining the polymer chain. It offers a closed loop recycling of PolyStyrene foam within a sustainable circular economy. Destruction of the HBCD combined with Bromine recovery is undertaken at an existing BRU installation which has been in operation since 2002 and is designed to meet future bromine recycling demands.

ICL-IP is committed to contributing to the achievement of the highest possible plastics recycling rates and to producing high quality recyclates of waste containing brominated FR's. In this manner it will close the bromine material loop and support the circular economy. The goal is for the industry to form a recycling entity that is committed to demonstrating the efficacy of the recycling concept at ICL's demonstration plant in Terneuzen and then to roll out the recycling concept to other EU member states.

Benefiting from government support (the Dutch authorities and the European Commission), and through the foundation, ICL-IP has created a complete value chain in support of this recycling project which includes participants from the EPS industry such as recyclers, EPS bead producers and EPS converters as well as the flame retardant industry. In this way, ICL-IP is closing the loop and providing an industrial concept to deal with the growing volume of construction waste that derive from the expected demolition of buildings in the coming decades.

134 ICL Corporate Responsibility Report 2015

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report ICL Corporate Responsibility Report 2015 135

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report ICL strives to minimize the environmental impact of its operations. The Company routinely monitors its performance to verify its compliance with performance standards and regulatory requirements, and reports on them in a transparent manner. ENVIRONMENTAL PERFORMANCE 136 ICL Corporate Responsibility Report 2015

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ENERGY CONSUMPTION

All industrial activity requires energy. There are two types of energy sources: non-renewable energy, which is derived from fossil fuels, and renewable energy sources, such as water, sun and wind. Energy derived from non-renewable fossil fuels contributes to emissions of both air pollutants and greenhouse gases.

ICL uses energy from various sources, including fuels such as fuel oil, natural gas, oil shale, naphtha, and diesel. The Company's energy consumption is both direct and indirect. Direct energy is energy that is produced by burning fuels, mainly used to operate steam boilers and similar facilities at the Company's sites, to generate electricity and as fuel for vehicles. These fuels include mainly , natural gas, fuel oil, oil shales and diesel. Indirect energy use is mainly via the purchase of electricity from the power grid and the use of steam acquired from outside suppliers.

ICL strives to be a leading company in energy efficiency and to decrease its emissions by increasing its use of clean and renewable energy. See further details below.

LA

Limited assurance procedures performed for 21% of ICL's 2015 total Indirect Energy consumption, as described in the report, only.

LA

Limited assurance procedures performed for 8% of ICL's 2015 total Natural Gas Direct Energy consumption, as described in the report, only.

G4-DMA, G4-EN3

Total energy consumption at ICL

Million GJ


Indirect Energy
Direct Energy
30
25
20
15
10
5
0
26.6
6.5
20.2
27.1
6.8
20.3
28.1
6.5
21.6
28.3
6.2
22.1
25.2
5.8
19.4
LA
2011
2012
2013
2014
2015

Direct energy consumtion at ICL

Million GJ


Other
Naphta
Diesel
Oil Shales
Fuel Oil (mazut)
Natural Gas
25
20
15
10
5
0
20.1
13.3
20.3
12.4
21.6
17.1
22.1
19.2
19.4
16.3
LA
2011
2012
2013
2014
2015

ICL Corporate Responsibility Report 2015 137

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report ENERGY CONSUMPTION Energy per Potash Production GJ consumed/Metric ton produced 2.5 2.21 2.19 2.14 2.19 2.06 2 1.5 1 0.5 0 2011 2012 2013 2014 2015 In 2015, ICL's total energy consumption decreased by 14% compared with 2014. Some of this reduction is attributed to extensive energy savings initiatives (see further details on page 113). This can be observed, for instance, in energy per phosphate production, which decreased by Energy per Phosphate Production GJ consumed/Metric ton produced 4 3.82 3.84 3.63 3.27 3.21 3 2 1 0 2011 2012 2013 2014 2015 2% in 2015. However, the majority of the decrease in energy consumption resulted from a prolonged strike at ICL Dead Sea and ICL Neot Hovav, which resulted in a major decrease in production volumes at these significant energy-consuming companies. 138 ICL Corporate Responsibility Report 2015

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ENERGY CONSUMPTION

Conversion to Use of Natural Gas

In recent years, the Company made a strategic decision to increase its use of natural gas instead of 'heavy' fossil fuels (such as fuel oil, diesel and naphtha) to power its largest production plants in Israel. By the end of 2015, approximately 97% of ICL's facilities were using natural gas as their primary fuel source. In 2015, one of ICL's recently acquired facilities in Europe - ICL Germany Engelsberg - made a similar transition. By the end of 2018, further ICL sites including ICL China ICL YPH JV, ICL Haifa F&C and ICL Rotem Zin are due to be connected to new gas supplies. The economic savings created by this strategic transition are estimated at $70 million[2] annually.

Independent Power Production Facilities

ICL has implemented a variety of initiatives to achieve energy savings. For example, ICL Fertilizers operates its own CHP (combined heat and power) plant at the Dead Sea, in addition to purchasing external electricity from OPC Rotem, a subsidiary of the Israel Corporation, and the Israel Electric Company. During 2012, a permit was received for a new natural gas-based power plant at Sodom with the production capacity of approximately 240 MW to supply the power needs of production plants at Sodom. The commissioning of the new power plant is expected to begin in 2016 and become fully operational in 2017. The new plant is planned to operate at even greater efficiency than existing installations at ICL Dead Sea.

Moreover, ICL operates several co-generation plants at different sites. These plants use the residual heat from electricity generation as thermal energy and for other industrial uses, in a highly efficient process in terms of energy yields.

Due to the evident environmental and economic benefits of co-generation, during 2015 the viability of adopting this technology was re-assessed at all of ICL's major plants worldwide. The organization plans to commission more co-generation installations through 2016 to further improve efficiencies and reduce emissions.

Independent Power Production Facilities:

[2] The savings from the transition to natural gas were estimated in previous years as significantly higher. The current reduced saving figure is mainly due to the very significant and ongoing drop in global oil prices in 2014-16, which has made traditional fuels used before natural gas (mainly HFO) much cheaper. However, the transition to natural gas is still beneficial for both economic and environmental considerations.

ICL Corporate Responsibility Report 2015 139

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report ENERGY CONSUMPTION Renewable Energy Usage In recent years and with new advances in technology, many countries have encouraged and developed large-scale usage of renewable energy. ICL is also gradually increasing its purchase of, and preference for renewable-based external electricity and steam, in countries where it operates and such sources are available. Many of ICL's sites in Europe (such as ICL Germany Ladenburg and Engelsberg, ICL Heerlen, the Netherlands, and all ICL Iberia Iberpotash Fuentes production sites) purchase electricity from suppliers who partially use renewable sources for power generation, in varying percentages of their fuel mix. ICL Brazil SJDC and ICL Canada Kamloops both purchase electricity mainly generated by hydro power (73% and 92% of the producer's fuel mix, respectively). ICL Belgium NU3 uses 100% solar- and wind-based external electricity. In addition, one of ICL's newly purchased companies - ICL Austria Hartberg, is effectively 100% carbon neutral in remote energy usage, as it only consumes renewable electricity (mainly from hydro power) and renewable steam (produced from renewable-certified wood chips). CO2 Neutral Drying Processes In January 2015 ICL entered into a share purchase agreement to acquire the ICL Austria Hartberg GmbH with the production site in Hartberg / Austria and its subsidiary Rovita GmbH in Engelsberg / Germany. ICL Austria Hartberg produces an extensive range of functional dairy proteins used broadly in the beverage, dairy and meat industries to stabilize and improve the nutrition of beverages and foods processed under a variety of conditions. ICL Austria Hartberg is providing significant contribution to the growth and development in the global ICL Food Specialties business. The raw material basis of ICL Austria Hartberg is mainly milk and whey. To produce the functional dairy proteins and products, various drying processes are required to evaporate water and to produce the final products in powder form. The energy used for these drying processes is mainly steam; ICL Austria Hartberg consumes about 60,000 MWh of thermal energy / steam in the production process. The source for the thermal energy is a power plant that uses only renewable raw material for the energy production. The basic combustible is wood chips selected from the Austrian forest industry. It has a balanced level of regeneration and the cutting rate is increasing. The CO2 absorption of the trees is compensating the CO2 emission that is generated from the power production. Compared to a natural gas fired steam production we avoid about 16,000 MT of CO2 emissions. The CO2 neutral production and ICL Austria Hartberg product range contribute significantly to the sustainability and business strategy of ICL. Natural Lighting Newly acquired technology in a warehouse at the DSW plant captures sunlight and increases power and disperses it, providing natural, 'green' and healthy light along with financial savings. The technology allows for optimal usage of sunlight to provide light instead of artificial lighting. The system absorbs sunlight without inputting heat from the sun. It allows for a rapid return on investment due to reduced electricity consumption and maintenance costs. In addition to these benefits, studies have proven that sunlight is essential to humans and contributes to wakefulness and improved mood and reduced accidents. 140 ICL Corporate Responsibility Report 2015

ICL
Letter from the Chairman and CEO | Corporate Overview | Governance & Economic Responsibility | Environmental Responsibility | Social Responsibility | About the Report

GREENHOUSE GAS EMISSIONS & CLIMATE CHANGE

In recent decades, climate change has increasingly become a major global concern. This issue has received renewed and increased attention due to the COP 2015 Paris Global Climate Agreement, and has proven important to many of ICL's stakeholders, such as regulators, customers, investors and others. ICL strives to continually maintain and strengthen its position as a leader in the chemical industry in an effort to mitigate climate change and to reduce greenhouse gas (GHG) emissions. The Company has set a goal of achieving a 30% reduction of its overall Scope 1+2+3 emissions by 2020 (using 2008 as its base year)[3].

ICL takes various measures to continue its ongoing improvements in GHG emissions. The main initiatives to date have included reductions of GHG emissions from the chemical processes in relevant production sites (see "CDM projects"); transition to natural gas as its primary fuel source, improving efficiency in energy usage, and increasing its dependency on external electricity generated from natural gas, and, where available, from renewable energies. (See the chapter on "Energy Consumption".)

LA

Limited assurance procedures performed for 8% of ICL's 2015 total Scope 2 Market Based GHG Emissions , as described in the report, only.

G4-DMA, G4-EN15, G4-EN16, G4-EN17, G4-EN19

Total ICL GHG emissions by categories

Tonnes of CO_2e

- Scope 1-Direct emissions
- Scope 2-Indirect emissions from energy consumption
- Scope 3-Other indirect emissions


127,027
LA
754,443
Total
2,511,768
1,630,298

* For simplicity reasons, Scope 2 emissions presented here are market-based. ICL's 2015 CDP report includes both market and location based scope 2 emissions.

[3] The target year was recently changed from 2017 to 2020, while maintaining the same reduction percentage goal (30%). This change was made in order to align ICL's reduction target with short-term targets most commonly used by governments and large organizations (in terms of the target year), and to reflect the expected change in the scope of our emissions as the 2016 GHG emission inventory is planned to include ICL's recently joint venture in China, ICL YPH JV. The possible influence of YPH on ICL's emissions inventory and reduction targets are currently uncertain, and will only be determined in 2017.

ICL Corporate Responsibility Report 2015 141

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GREENHOUSE GAS EMISSIONS & CLIMATE CHANGE

Total ICL GHG emissions dropped by 7% from 2014 to 2015. As in previous years, ICL's initiatives, described above, contributed to the reduction in emissions. However, the majority of the specific decrease in 2015 resulted from the prolonged strike at ICL Dead Sea and ICL Neot Hovav which resulted in major drops in production volumes at these significant GHG emitting ICL companies. Overall, ICL GHG emissions have been reduced by 40% compared with 2008 base year emissions, surpassing the corporate reduction target for 2020 (30%). A possible update to the target will be considered in 2017 following the integration of the recently acquired ICL China ICL YPH JV into the ICL GHG inventory.

ICL GHG emissions

Thousands of tonnes CO_2e


3500
3000
2500
2000
1500
1000
500
0
3,056
3,221
2,924
2,701
2,512
2011
2012
2013
2014
2015

CDM Projects

The Clean Development Mechanism (CDM) is one of the operational processes developed under the Kyoto Protocol to trade greenhouse gas emission allowances. It is administered by the UN and permits the allocation of tradable allowances for projects to reduce greenhouse gas emissions in some countries. ICL has undertaken two CDM projects to date, both in Israel:

1. ICL Dead Sea DSM replaced SF6, a protective gas which was used in magnesium production, with HFC134a, a gas with a significantly lower global warming potential. The use of SF6 gas in production processes at ICL Dead Sea Magnesium completely ceased by 2010. This process change resulted in a reduction of approx. one million tonnes of CO2e annually, which makes this transition the largest GHG savings initiative that ICL has conducted to date.
2. ICL Haifa F&C implemented an innovative system that has reduced its nitrous oxide emissions by 60% per ton nitric acid produced.

Through these two CDM projects, ICL generated revenues of approximately $14 million.

G4-EN15, G4-EN16, G4-EN19

142 ICL Corporate Responsibility Report 2015

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GREENHOUSE GAS EMISSIONS & CLIMATE CHANGE

Carbon Disclosure Project

During 2016, ICL submitted a comprehensive report on its greenhouse gas balance to the international Carbon Disclosure Project (CDP) as well as its corporate strategy regarding climate change for its activities in 2015. This is the sixth consecutive year in which ICL submitted a report.

CDP is an international non-profit organization representing approximately 827 institutional investors with assets valued at approximately $100 trillion. CDP requests, gathers and publishes comprehensive data on greenhouse gases and climate change from more than 4,000 companies around the world.

For its 2015 report, ICL received a mark of 99 (out of 100) on the CDP Disclosure Index, for the comprehensiveness and quality of its reports. The 2015 disclosure score was the highest disclosure score ever achieved by any Israeli-based company, was among the top 6% of all global companies in 2015, and was also tied for second-best among global fertilizer-producing companies.

In the Performance Index, ICL received a B grade (on a scale of A-E) for its 2015 report. The performance grade is based on actions taken by an organization to reduce greenhouse gases and respond to climate change. This high grade is indicative of ICL's commitment to reduce its GHG emissions and to contribute to the effort of controlling climate change.

Disclosure score (LA)	2011	2012	2013	2014	2015
ICL	90	84	98	98	99
Materials sector average	64	68	72	80	87

Performance band (LA)	2011	2012	2013	2014	2015
ICL	B	B	B	A	B
Materials sector average	C	C	C	C	C

LA

Limited assurance procedures performed for ICL's Disclosure Scores, Performance Bands and the Sector Averages for the years 2011-2015, as described in the report, only.

Carbon Disclosure Project (CDP):

ICL Corporate Responsibility Report 2015 143

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report GREENHOUSE GAS EMISSIONS and CLIMATE CHANGE The Cdp Supplier Engagement Program In early 2016, ICL become the first fertilizer and/ or chemical company to join the CDP Supplier Engagement Program. Through this program, which includes over 75 leading global businesses, ICL's Global Procurement organization requested that its main raw materials, packaging and transport suppliers disclose their GHG emissions and climate change mitigation strategies through the internationally-recognized CDP reporting methodologies. ICL joined the CDP Supplier Engagement Program to increase its positive impact in the global struggle against climate change, and to increase its overall sustainability-related collaboration with its suppliers and the CDP organization. This is the first time that ICL has undertaken such a global-organizational level sustainability scheme in relation to its suppliers. The ICL Global Procurement organization considers this initiative a pilot, which, pending its success, could be expanded to include additional suppliers and/or other sustainability issues. This initiative was undertaken as part of the conclusions and action-items which arose from a sustainability workshop for senior ICL managers which was held in 2014-5 in cooperation with the Herschel Center for Sustainability. Voluntary Reporting Mechanism For for GHG Emissions For the past six years ICL has reported voluntarily its GHG inventory in Israel to the government's Ministry of Environmental Protection's GHG Voluntary Registry. ICL was one of the first companies to participate in the program and is contributing its know-how to the continued development of the registry. Product Carbon Footprint Analysis ICL continues to make progress in its intensive effort, initiated in 2008, to map the carbon footprint of its leading products. The calculations are conducted according to the international PAS 2050 standard and are supported and reviewed by external experts in the climate change field. To date, ICL has calculated the carbon footprint of approximately 60 of its products and continues to add additional products to the program. Integrate climate change measures into national policies, strategies and planning. 144 ICL Corporate Responsibility Report 2015

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report AIR QUALITY G4-DMA, G4-EN21 Air quality at production sites and reducing emissions to the air are a central goal of ICL's environmental policy. Air pollutants are substances, gases and particles in the air, whether from natural sources or resulting from human activity. Human endeavors, such as the generation of energy, industrial and agricultural activity and transportation, are responsible for generating the majority of air pollutants. Common pollutants in the industry are nitrogen oxides (NOx), sulfur oxides (SOx), particulate matter (PM) and others. ICL regularly measures the emission of pollutants in order to monitor and locate uncontrolled emissions, NOx Thousands of tonnes 3.5 3.4 3 2.5 2.3 2.0 1.9 2 1.7 1 0.5 0 2011 2012 2013 2014 2015 in accordance with the provisions of the law and the conditions set in our business licenses, through the use of accepted technologies. Moreover, ICL is taking steps to reduce air emissions of various pollutants in various ways, such as implementing innovative emission prevention solutions and switching to cleaner fuels. As a result, since 2008, the Company's SOx emissions have been reduced by 43%; NOx emissions by 84% and PM emissions by 68%. Moreover, PM emissions have been reduced by more than 99% compared to 2005. The most prominent cause of these reductions is the Company's transition to natural gas use at ICL SOx Thousands of tonnes 6 5.8 5.5 5.2 5 4.9 4.8 4 3 2 1 0 2011 2012 2013 2014 2015 ICL Corporate Responsibility Report 2015 145

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report AIR QUALITY Israel. The specific increase in SOx emission in 2015 is a major increase in the activity of sulphuric acid generating facilities at ICL Rotem. As can be observed in the chart below, the SOx emission per phosphate production remained virtually the same as in 2014. PM Tonnes 1,000 861 853 821 800 753 649 600 400 200 0 2011 2012 2013 2014 2015 146 ICL Corporate Responsibility Report 2015

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report AIR QUALITY NOx Emitted Per Production kg emitted/metric ton produced Phosphate production Potash production 0.73 0.50 0.45 0.44 0.37 0.27 0.24 0.17 0.19 0.16 2011 2012 2013 2014 2015 SOx Emitted Per Production kg emitted/metric ton produced Phosphate production Potash production 4.69 4.63 4.66 4.40 3.97 0.20 0.30 0.10 0.02 0.01 2011 2012 2013 2014 2015 PM emitted per production kg emitted/metric ton produced Phosphate production Potash production 0.23 0.17 0.17 0.15 0.13 0.06 0.06 0.04 0.03 0.02 2011 2012 2013 2014 2015 ICL Corporate Responsibility Report 2015 147

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WATER CONSUMPTION

LA

Limited assurance procedures performed for 39% of ICL's Europe 2015 total Potable Water consumption, as described in the report, only.

LA

Limited assurance procedures performed for 87% of ICL's Europe 2015 total Non-Potable Water consumption, as described in the report, only.

G4-DMA, G4-EN8

Note: All figures exclude annual water withdrawal from the Dead Sea, which is regarded as raw material. For details of ICL's use of Dead Sea water, see the chapter "Managing our Mining Operations - Dead Sea" chapter in this report.

Water is the most widely consumed resource and the single most essential foundation for our existence. Clean, safe drinking water is scarce. Less than one percent of the water on earth is available for human consumption, either because of its salinity level (brackish water, salt water and brines), its contamination level, or because it is frozen. Today, more than one billion people around the world have no access to safe drinking water.

Some of ICLs' major production sites are in water stressed regions. Water conservation is inherent in our business culture. We continuously strive to decrease our water use, especially potable water. Where possible our production sites use brackish water for production processes or other water not suitable as potable water.

Potable Water Consumption

Grid/tap water and potable well water
Millions of cubic meters


America
Israel
Europe
Asia & Australia
20
15
10
5
0
17.0
16.3
17.0
16.6
18.6
1.8
1.9
1.8
1.9
2.3
LA
2011
2012
2013
2014
2015

Non-Potable Water Consumption

Brine, brackish water, sea water, river water and rainwater
Millions of cubic meters


America
Israel
Europe
Asia & Australia
60
50
40
30
20
10
0
53.5
50.8
49.2
45.7
36.2
17.8
17.0
17.0
18.3
11.2
LA
2011
2012
2013
2014
2015

148 ICL Corporate Responsibility Report 2015

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WATER CONSUMPTION

The 12% increase in potable water consumption between 2014 and 2015 mostly derived from ICL-Rotem, which significantly increased its grid water consumption (mostly for washing phosphate rocks) due to a 10% rise in production. The 18% overall decrease in non-fresh water consumption between 2014 and 2015 was due to two main reasons:

1) The prolonged strike at ICL Dead Sea which decreased its brackish well water consumption by 3.6 million m3 between 2014 and 2015.

2) In early 2015, ICL Germany divested its Ludwigshafen site and therefore it was no longer under ICL operational control for almost all of 2015, and is not included in the 2015 figures. This site consumed 3-5 million m3 of river, non-potable water (used as cooling water) annually for its operations.

6.4 By 2030, substantially increase water use efficiency across all sectors and ensure sustainable withdrawals and supply of freshwater to address water scarcity and substantially reduce the number of people suffering from water scarcity.

6.5 By 2030, implement integrated water resources management at all levels, including through transboundary cooperation as appropriate.

G4-EN8

Water per Potash production

m³ consumed/Metric ton produced

- Relative Potable water per Potash production
- Relative Non Potable water per Potash production


10
8
6
4
2
0
8.2
0.19
6.73
0.16
6.2
0.16
5.68
0.16
5.46
0.2
2011
2012
2013
2014
2015

Water per Phosphate production

m³ consumed/Metric ton produced

- Relative Potable water per Phosphate production
- Relative Non Potable water per Phosphate production


12
10
8
6
4
2
0
11.67
4.32
11.21
4.58
10.8
3.86
10.33
2.71
11.63
2.22
2011
2012
2013
2014
2015

ICL Corporate Responsibility Report 2015 149

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report WASTEWATER and WASTE Limited assurance procedures performed for 9% of ICL's 2015 total Wastewater discharge, as described in the report, only. 6.3 By 2030, improve water quality by reducing pollution, eliminating dumping and minimizing release of hazardous chemicals and materials, halving the proportion of untreated wastewater and substantially increasing recycling and safe reuse globally. G4-DMA Note: All figures exclude annual water return to the Dead Sea, which is regarded as part of the raw material cycle. For details of ICL's use of Dead Sea water, see the chapter "Managing our Mining Operations - Dead Sea" chapter in this report. A part of the industrial production process includes the production of by-products and waste. ICL implements an Integrated Industry approach as much as possible. In Israel, primarily, the waste of some plants serves as Wastewater Discharge* Millions of cubic meters 35 30.3 29.3 29.3 30 27.4 24.4 25 20 15 10 5 0 2011 2012 2013 2014 2015 input materials for other production processes. ICL takes various steps to reduce the quantity of wastewater and waste produced and to reuse and recycle as much as possible. Wastewater Per Production m(3) /Metric ton produced Phosphate production Potash production 14.82 13.77 13.28 12.89 11.77 1.08 0.99 1.03 0.94 0.99 2011 2012 2013 2014 2015

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WASTEWATER & WASTE

Recycling and Turning Waste Into an Asset at ICL Dead Sea (DSW)

Development and maintenance projects result in significant amounts of construction waste including concrete, iron and asphalt which are suitable for recycling and re-use. Usually, such waste is removed to specific waste disposal sites in exchange for payments or levies.

In 2014, ICL decided to create a professional team to examine waste recycling options at the plant. The team decided to test the possibility of recycling construction waste in-house and use the grinded waste as a substitute for Wadi materials. During 2014/15, after receiving regulatory approvals, Dead Sea Works collected cement and paving waste. During 2015, 3,800 m³ of materials were grinded and reused as a substitute for raw materials with low geotechnical features. About 10 tonnes of construction iron were separated from other materials and will be sold for recycling.

Reusing construction waste has both financial and environmental value: it decreases the costs of waste removal, reuses waste and decreases the amount of mined raw materials.

Global ICL Solid Waste

Thousands of tonnes


Non-hazardous Waste
100
80
60
40
20
0
88.6
65.9
57.2
50.5
2012
2013
2014
2015
LA

Non-Hazardous waste treatment methods

% of total ICL Non-Hazardous waste output of each year


Landfill
Recycling/Reuse
Incineration
Store on site
80
70
60
50
40
30
20
10
0
63%
45%
50%
37%
35%
48%
47%
61%
1%
1%
2%
4%
0%
3%
0%
2%
2012
2013
2014
2015

LA

Limited assurance procedures performed for 9% of ICL's 2015 total Non-hazardous Solid Waste, as described in the report, only.

G4-EN23

ICL Corporate Responsibility Report 2015 151

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report WASTEWATER and WASTE Global ICL Hazardous Waste Hazardous Waste Treatment Methods Thousands of tonnes % of total ICL Hazardous waste output of each year Landfill Recycling/Reuse Incineration 30 25.4 54% 55% 52% 25 45% 19.8 20 19.0 17.6 39% 44% 36% 35% 15 10 11% 13% 5 9% 7% 0 2012 2013 2014 2015 2012 2013 2014 2015 More than 95% of hazardous waste is treated in countries of origin. 152 ICL Corporate Responsibility Report 2015

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report ICL Corporate Responsibility Report 2015 153

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report Supporting human well-being with essential minerals. ICL manufactures products that provide required levels of magnesium for patients with heart conditions and diabetes, pregnant women and athletes.

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report Social Responsibility G4-DMA ICL strives to have a positive impact on all people with whom it interacts, or who are affected by its activities. This basic desire is a key factor in the Company's business strategy and is rooted in its organizational core values. ICL's social responsibility is demonstrated in its corporate strategy which is targeted to fulfill essential needs of customers in its three end markets. Following the strategy, the Company identifies the needs that are most important for society and selects the ones that are most relevant for ICL. This enables ICL to develop products and solutions that address the world's future needs e.g. fertilizers that increase food yields to meet the demands resulting from a growing population and a shortage of arable land. Further, ICL'S commitment to social responsibility permeates every aspect of the Company. From promoting ethical business conduct and fair labor practices to supporting employee development and investment in the community, ICL has created a culture of integrity and purpose that unifies its employees around the world. The Company's social responsibility guides it in its response to the challenge of sustainable development and the way in which it manages its operations to produce an overall positive impact on its employees and their families, as well as that of the local community and society at large. ICL Annual Awards Employees are invited to participate in ICL's Annual Awards. The objective of the awards is to reward outstanding performance by employees, encourage innovation and friendly competition among employees and to connect employees to the Company's ONE ICL strategy. Teams of employees are invited to submit their nominations for projects in categories ranging from commercial and operational excellence to innovation and safety. Projects must be demonstrated to have achieved significant, positive and measurable results. Winners are announced at an annual awards ceremony. 156 ICL Corporate Responsibility Report 2015

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report ONE ICL MANY PEOPLE Our goal is to transform ICL into a unified, global company. ICL Corporate Responsibility Report 2015 157

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FAIR & RESPONSIBLE EMPLOYMENT

G4-DMA, G4-11, G4-10, G4-HR4, G4-HR5, G4-HR6

ICL is committed to providing equal opportunities to its employees. This commitment is embedded in its policies, procedures and practices and in its prohibition against all forms of illegal discrimination. By treating employees fairly, and evaluating them solely on their merits, ICL can target the best candidates for career advancement. Employees, the company and communities all reap the benefits of these fair labor practices.

ICL observes all applicable labor and employment laws wherever it operates, including those laws that pertain to freedom of association, privacy, collective bargaining, forced, compulsory and child labor, and employment discrimination. The Company's employees are employed according to employment terms prevalent in the countries in which they are employed.

In 2012, ICL began to implement the first stages of its Labor Law Enforcement Plan in Israel. The objective of the plan is to ensure that all ICL operating activities are performed in compliance with labor laws. ICL will achieve this through employee training and refreshment courses, audits by labor attorneys, and documentation of all labor practices. The first stages of the plan have concluded. All gaps between labor legislation in areas where ICL has a significant volume of activity and ICL's operations on the ground have been mapped. No significant gaps were found, but a plan was designed in order to close the small gaps that were identified.

Geographic Breakdown of Employees

	2013	2014	2015
Israel	5,238	4,940	4,812
China	621	614	2,565
Spain	1,205	1,270	1,300
Germany	1,317	1,539	1,170
UK	1,156	1,203	1,162
USA	1,121	1,123	1,142
Netherlands	462	494	576
Brazil	132	234	249
France	351	343	120
Other	549	697	462
Total employees	**12,152**	**12,457**	**13,558**

ICL does not employee workers who are under the age of 17 and no employees at production sites are under the age of 21.

There is no risk of forced labor. Approximately 75% of our employees are subject to collective bargaining agreements.

158 ICL Corporate Responsibility Report 2015

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FAIR & RESPONSIBLE EMPLOYMENT

Senior employees in special positions and members of management are employed under individual agreements. These agreements are for an indefinite period but can be terminated after giving the employee the requisite notice.

There is very limited seasonal employment (primarily used to reinforce the manufacturing workforce, when, for instance, there is a need to rapidly increase production of products to extinguish forest fires, or when employees must be replaced during summer holidays).

Workforce Breakdown by Employee Attributes*

Percentage of group in workforce	
Female employees	15%
Male employees	85%
Non-managers employees	85%
Managers employees	15%

Employees Breakdown Per Category According to Gender, Age Group and Minority Group Membership*

	Non-managers employees	managers employees
Percentage of female	15%	15%
Percentage of male	85%	85%
Percentage of individuals under the age of 30	10%	3%
Percentage of individuals between the ages of 30-50	57%	55%
Percentage of individuals over 50 year old	33%	42%
Percentage of individuals defined as minority group members	3%	3%

**The percentage of employees represented is above 60% of ICL's total workforce*

Assimilating Employees with special needs (Hebrew):

G4-HR4, G4-DMA, G4-10, LA-12

ICL Corporate Responsibility Report 2015 159

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report FAIR and RESPONSIBLE EMPLOYMENT No. of employees who No. of employees who Employee Turnover* left ICL during 2015 joined ICL during 2015 Female employees less than 30 years old 36 45 Female employees between 30-50 years old 91 107 Female employees over 50 years old 111 31 Male employees less than 30 years old 93 137 Male employees between 30-50 years old 267 264 Male employees over 50 years old 444 84 *The percentage of employees represented is above 60% of ICL's total workforce In the beginning of 2015, the Workers Council of Bromine Compounds Ltd., from ICL's Industrial Products Segment, launched a full strike, in response to the efficiency programs being implemented by the Company, whereby the Company requested that workers employed under a collective agreement will be dismissed and/or will leave on early retirement conditions. Pursuant to similar discussions at ICL Dead Sea, the Workers Council of the ICL Dead Sea announced that it would completely shut down the facilities at the Sodom plant, including the bromine facility and the power plant. On May 28, 2015, an agreement was signed which ended the strike, the labor disputes and all pending legal proceedings between the parties, and allowed the workers to immediately return to full scale employment. For more details regarding the highlights of the signed agreement, see "Item 6. Directors, Senior Management and Employees--D. Employees.". 160 ICL Corporate Responsibility Report 2015

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report FAIR and RESPONSIBLE EMPLOYMENT Preparing Employees for Retirement ICL invests significant efforts in helping employees prepare for retirement. Some ICL companies in Israel hold a 6-14 day retirement preparation course covering various aspects of the transition from working life to retirement. The frequency of the retirement workshops is determined by need, or when early retirement plans are implemented. Some of the meetings are also attended by retirees' spouses. In addition, some ICL companies provide the assistance on career endings (retirement or termination). For more details see p. 153 in our 2014 Corporate Responsibility Report ICL Corporate Responsibility Report 2015 161

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report ENHANCING PERFORMANCE AND HUMAN RESOURCE DEVELOPMENT In 2015, the Company expanded the assimilation of the performance management infrastructure and human resources management. In this context, the Company is incorporating a uniform technological infrastructure for managing and developing human resources within all of its units, worldwide, as well as globally uniform work processes. The system includes the administration of employees' data, learning and training processes, and managing the performance of all of the Company's employees. Since 2015, the upper echelons of the Company's management (constituting approximately 10% of the Company's human resources) have been taking part in a performance management based on goals, performance evaluation, and group and individual development plans derived from them. The assimilation of the global processes is expected to expand to include additional processes in the fields of compensation and communications. By the beginning of 2017, it is expected to enhance the relationship between performance and compensation, and to cover about 80% of the Company's personnel. 162 ICL Corporate Responsibility Report 2015

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EMPLOYEE EMPOWERMENT

ICL regularly and methodically invests in the empowerment and development of managers and employees, through training programs, enrichment and guidance from the Company's personnel and funding support for external training.

DEVELOPING GLOBAL LEADERSHIP

In 2013 ICL began using a global, uniform Leadership Competency Model as the infrastructure for long-term organizational development programs and as a substantive tool for developing the Company's human resources.

The core Competency Model defines the main characteristics required of executives in order to successfully perform their duties in ICL companies around the world. It expresses the business' basic values and the way in which the organization expects its leaders to behave.

During 2013-2014, ICL assessed the individual abilities of all its senior executives for purposes of personal and organizational development based on the Leadership Competency Model. A feedback process was created based on these assessments and the information was transformed into personal development plans for senior executives and team development plans for senior management. In addition, this model was used to assess the training and development needs of employees and managers. Assimilation of the competency model will be


Shaping the Business
Deliver Value to Customer
Think & Act Strategically
Understand the Market
Leading People
develop & Empower the People
Inspire & Motivate Teamwork
Create Personal Attachment
Living the ICL Values
Account-ability
Lead by Example
Integrity
Initiate & Manage Change
Promote Collaboration Across Boundaries
Manage Organizational Complexity
Applying Global Perspective
Drive Results
Act with Determination & Decisiveness
Generate Innovative Perspective

an ongoing process. The goal is to tailor the model to other central managerial processes, such as managerial development at all levels and planning managerial reserves.

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PROMOTING NEW SKILLS

4.4 By 2030, substantially increase the number of youth and adults who have relevant skills, including technical and vocational skills, for employment, decent jobs and entrepreneurship.

8.6 By 2020, substantially reduce the proportion of youth not in employment, education or training.

Apprenticeship Programs:

Apprenticeship Programs

ICL promotes skills among high school students in collaboration with industrial schools that operate under the auspices of Israel's Ministry of Industry and Commerce.

The Company employs around 60 11th and 12th grade students from four high schools in Israel's Negev region. The students study four days a week in their schools and work for two days a week in an ICL facility. In their schools, the students study a trade and are granted a certificate in one of the following fields: electronics, welding, mechanics machining and autotronics (automotive electronics). Each student that works for ICL is assigned a mentor who is an employee of the Company that accompanies the student along his/her path whether in terms of professional instruction and practical training - as a continuation of the student's schooling, or in terms of helping the student acquire the tools required to cope with adult life, including assuming responsibility, developing a work ethic, dealing with authority, integrating into society and making correct life decisions.

ICL views this program with great importance in terms of its contribution to the community and for creating skilled workers that can join the Company.

ICL Iberia Iberpotash Dual Education Training Agreement

A First With A Company In The Mining Sector

The Department of Education of the Generalitat of Catalonia signed an agreement with ICL Iberia Iberpotash Suria & Sallent to promote "FP Dual", (Dual Vocational Training) in the educational institutes of Suria and Sallent. The dual education system combines apprenticeships in a company and vocational education at a vocational school. Students have two places to learn the contents of their profession: they learn in a company the practical content specific to the needs of the company, and in the vocational school the theoretical contents of their profession.

ICL Iberia Iberpotash is offering training in dual mode for excavations and soundings in Suria vocational school, and electromechanical machinery in Sallent vocational school.

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Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report EMPOWERING WOMEN 5.1 End all forms of discrimination against all women and girls everywhere 5.5 Ensure women's full and effective participation and equal opportunities for leadership at all levels of decision-making in political, economic and public life. Careers at ICL: Rotem (Hebrew): G4-DMA ICL has set a goal of promoting women in the Company's executive management. In order to achieve this goal, in 2014 the Company began to implement a unique project to enhance women's integration into management positions. The project's goal is to enhance diversity in the organization. It is managed by a Steering Committee led by the Senior Vice President for Global Human Resources, with support provided by external experts. The first phase of data collection, including gathering the organization's processes and procedures, questionnaires and personal interviews with members of ICL's Global Management Committee, ICL's Senior Leadership Forum and ICL front line managers, has been fully completed. A program has been developed and approved by the Global Management Committee and presented to the Steering Committee (HR). The implementation of the program has begun and actions, such as appointing two women to every strategic committee in ICL and seeking potential candidates for senior management (SLF), have been taken. The full program will be implemented through a schedule that is coordinated with actions being taken in each of ICL's segments. ICL believes undertaking this organizational program, will enable the organization to better incorporate multicultural and diverse thinking in its planning, ongoing activities and work processes. In turn, this will allow ICL to better utilize management's potential, promote diversity and independent thinking, and improve the effectiveness of the organization. ICL Corporate Responsibility Report 2015 165

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report PROTECTION OF HUMAN RIGHTS ICL is committed to the protection of human rights and is therefore careful to maintain the dignity and rights of its employees, their families, the local communities in which it operates and all persons with whom it comes in contact. Means of Human Rights Protection. The Company supports human rights as defined in the United Nation's Universal Declaration of Human Rights. The Company prevents violations of human rights as defined by the laws of each country and site where it operates. The Company initiates and participates in constant dialogue with communities and other stakeholders, in order to identify potential risks for human rights violations and minimize any adverse effects. For further details, please see the section on Transparency and Dialogue with Stakeholders. The Company adheres to its Guiding Principles for protection of employee's basic human rights, which includes support for equal rights and prevention of forced employment, child labor and discrimination. The Company contributes to the economies and communities in which it operates and consequently, indirectly, helps to uphold human rights. ICL has a relatively low level of exposure to human rights violations. ICL's standard of commitment to the protection of human rights applies in all regions and areas of its activity, including the Company's production and logistics operations in China and Brazil. Prior to the end of 2015, all of ICL's active mining sites were located in developed countries where there is a low risk of human rights violations. Acquisitions made and business relations created in Africa and China during 2015 require ICL to emphasize compliance with human rights standards. 166 ICL Corporate Responsibility Report 2015

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report OCCUPATIONAL SAFETY and HEALTH G4-DMA, G4-LA6 MAINTAINING A SAFE and HEALTHY WORK ENVIRONMENT Industrial production and the chemical industry, in particular require taking special precautionary measures to maintain a safe and healthy work environment. Some of ICLs' products, raw materials and production processes represent a high risk to anyone who deviates from the required, professional safety standards or from the mandatory means of safety. To ensure the safety of workers and others in its plants, ICL complies with strict occupational safety and health standards prescribed by local and international laws and standards. ICL invests extensive resources for training and mentoring, as well as other safety measures, in order to continually improve occupational safety and health and prevent accidents. Total Work Accidents Company employees only 150 148 120 90 86 60 67 30 0 2011 2012 2013 2014 2015 Total Days Missed Due to Safety Incidents Company employees only 3,500 3,084 3,000 2,618 2,457 2,477 2,500 2,109 2,000 1,500 1,000 500 0 2011 2012 2013 2014 2015 ICL Corporate Responsibility Report 2015 167

Letter from the Chairman and CEO | Corporate Overview | Governance & Economic Responsibility | Environmental Responsibility | Social Responsibility | About the Report

MAINTAINING A SAFE & HEALTHY WORK ENVIRONMENT

Comparative accident figures for 2009-2015

	2015	2014	2013	2012	2011	2010	2009
Rate of work accidents (IR)	0.7	0.8	0.8	0.8	0.9	1.1	1.3
Rate of lost workdays (SI)	20.6	22.6	23.3	28.6	22	31	28

[1] Nonfatal work accident requires at least one day absence following the event.

In 2015, a contract worker at one of our mines in Spain was involved in a fatal accident in the mine.

108 people were involved in non-fatal work accidents, 67 of whom were ICL employees and 41 were contract workers.

Even if it appears that 'zero accidents' is a difficult goal to achieve, we must continue to strive for it. You cannot aspire for anything less when it comes to peoples' safety.

Miriam Belmonte, Health & Safety Technician, Catalonia.

G4-LA6

Advancing Safety Programs In ICLs' Mines

Reducing the risks of industrial accidents is a top priority at all of ICL's sites. The challenge is multiplied at industrial chemical facilities and underground mines in the UK and Spain. Most accidents result from several factors, inherent risks in working underground, environmental conditions in the workplace, working with heavy machinery and the human factor. One of ICL's main safety goals is to raise the awareness of workers to the risks surrounding them.

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CHANGING SAFETY CULTURE



Safety By Routines

ICL Fertilizers' management engaged in a process to create a unified safety program meant to be relevant worldwide. The purpose of the program is to improve plant safety performance in ICL Fertilizer plants by creating a unified, proactive and preventative safety management routine to reduce the number of incidents and accidents.

ICL Fertilizers researched and mapped the primary causes of accidents and discovered that one of the main factors of accidents is the human factor. Of these, about 85% of accidents occur due to human error or work that hasn't been performed following recommended guidelines. As a result, the segment is implementing programs to ingrain a culture of safety. One of these is 'Safety by Routines'. It is based on 'Best Practices' gathered from ICL Fertilizers' production sites worldwide. Managers were asked what things contribute most to safety and those seven routines were integrated into day-to-day conduct. They include emergency drills, professional training, safe environmental patrol, executive control, roundtables (lesson learning), weekly talks and weekly closing sessions. Managers conduct surprise rounds to determine employees' readiness and safety equipment. The roundtables are an opportunity to discuss and learn about events without taking disciplinary action, taking into account a broad range of perspectives.

This program is supported by a phone app and software that allows workers to send messages regarding issues and hazards that they become aware of, and receive back an update on actions taken to solve or remove the hazards. Removing hazards before accidents occur reduce the risks of injury. Managers can also receive a clear view on safety performance in the plant.

The plant Manager is responsible for fulfilling and implementing the program and running the routines continuously. Each plant will be certified at the end of the process.

ICL is aggressively pursuing a zero accident goal. Towards this end, ICL is constantly striving for improvement and excellence in safety at all of its sites.

G4-DMA

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Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report CHANGING SAFETY CULTURE Maintaining a Safe and Healthy Work Environment To achieve this target, ICL is taking the initiative on safety with issues such as: Implementing 'Safety by Routines' and H.O.P programs, for creating a better safety cultre. Implementing focused processes including a task-oriented safety program and a 'Safety on your Mind' program; Continued implementation of Operative Risk Management methodology for managing and preventing safety risks; Conducting an organized enforcement program of safety and health issues to be conducted by third party (law firm) Comprehensive safety training and certification control systems for employees, service providers and contract employees; Conducting testing and environmental and hygiene monitoring of occupational work areas as required by regulations and company policy to ensure the health of employees; Conducting occupational hazard risk surveys to prevent employees from being exposed to dangerous materials and processes in plants. In 2013, the Company performed extensive work with the Ernest and Young consulting firm to define risk factors and measurable ways for further improvement; 170 ICL Corporate Responsibility Report 2015

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report CHANGING SAFETY CULTURE Offering periodic medical checkups for employees, and occupational medicine and preventative medicine programs, in cooperation with hospitals and experts in these fields, inside the plants; Conducting inter-company activities to assimilate safety awareness information, disseminate lessons learned, collect feedback, and encourage the plans and ideas of employees; Developing a computerized control system for safety and occupational health management in the companies with an emphasis on training all employees about the relevant safety information for their profession; Developing trained, skilled and well-equipped emergency groups in plants to ensure an appropriate response to industrial emergencies and natural disasters; Performing emergency drills with all kind of scenarios in accordance with an annual plan; Updating risk surveys of all events that may harm the Company if they were to occur, with the assistance of external consultants, in conjunction with the safety management regulations which took effect in August 2014 in Israel; Coordinating activities (Harmonization) of safety management processes between all of ICL's companies; Safety and health issues are included in the Company's employment contracts. These agreements include provisions such as mandatory medical examinations prior to employment and subsequent, regular medical examinations, the frequency of which are determined by age and position. Work regulations include instructions on a range of issues, including hygiene, as well as explicit disciplinary in the event of safety violations. All the following health and safety topics are covered by the Company's employment contracts in Israel: Personal protective equipment; Joint management - employee health and safety committees; Participation of worker representatives in health and safety inspections, audits and accident investigations; Training and education in health and safety issues; Complaints mechanism - right to refuse unsafe work; Periodic inspections. ICL's subsidiaries have safety committees that include equal representation of both management and employees. Each committee defines and implements safety instructions such as mandating the use of personal protection equipment, requiring periodic checkups for employees and collecting fines for safety violations, etc. Several of the Company's subsidiaries award ICL and ICL Corporate Responsibility Report 2015 171

Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report CHANGING SAFETY CULTURE contractor employees for their safe behavior and other engage in annual safety contests between organization units. The Company has established Improvement Teams that operate at plants to develop and implement advanced and original ideas to improve safety. Contests with prizes for safety achievements are held annually. Many managers of ICL plants in Israel undergo a certification course for work safety established by the Ministry of the Economy. Safety and occupational health enforcement plans are implemented in all segments, in addition to regular internal and external audits, to confirm compliance with the law and ICL instructions. Analysis of accidents and "near misses" is conducted at all ICL companies. In addition to the intense activities above, ICL implements tailored projects designed to address occupational health and safety matters with the objective of incorporating them within the corporate culture. 172 ICL Corporate Responsibility Report 2015

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CHANGING SAFETY CULTURE

ICL Forum of Excellence for Global Corporate Safety

ICL maintains a Forum of Excellence for Global Corporate Safety which includes safety personnel from ICL companies located in Israel and around the world. The Forum discusses ICL guidelines and policies and showcases events and activities held at various ICL companies.

Human Performance Improvement

More than 150 learning and improvement working teams operate in ICL facilities in America. These teams operate under the basic assumption that safety is not the absence of accidents but rather the presence of defenses.

ICL UK CPL Managers' Performance Improvement Plan

The Managers Performance

Improvement Plan implemented in ICL UK CPL includes the following steps:

- Improve audit quality through coaching;
- Increase audit numbers;
- Improve shift debriefs: focus on 'how' work was done, not 'what' was done;
- Measure senior managers by the time spent out on site.

Employee Health

Over the past few years, ICL has implemented a health program to improve employee performance and health (reduction of risk factors for heart disease and others, and reduction of sick days), and to increase job satisfaction. The program includes three components:

1. **Personal**: individual guidance to encourage activities, fitness and nutrition.
2. **Work environment**: raising awareness of an active lifestyle and healthy diet.
3. **Service conditions**: improving catering and adapting the service to a healthy diet.

ICL is committed to its employees' health as well as the health of its contractors' employees. For more detail regarding our contract workers please see our 2014 Corporate Responsibility Report p.149.

ICL does not have workers involved in occupational activities who have a high incidence, or high risk, of specific diseases.

There are instances where employees who work in noisy areas are at potential risk for hearing loss. To mitigate this risk, ICL requires and provides the use of hearing protection.

G4-DMA, G4-LA7

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Letter from the Corporate Governance and Environmental Social About Chairman and CEO Overview Economic Responsibility Responsibility Responsibility the Report SECURITY Emergency Teams (Hebrew): MandM Sector specific DMA "Emergency Preparedness" ICL plants contain hazardous materials and valuable equipment so the Company invests significant efforts and resources to maintain the security of its operating sites, neighboring communities and plant employees. The security policy of ICL companies is based on implementing strict Israeli and international laws and regulations. Security operations are conducted in full cooperation with local security forces in the Company's areas of operation. Security issues are examined routinely as part of the Company's periodic internal controls around the world. ICL has implemented a three-level security network at each of its plants in Israel: an outer ring of physical security including a fence, an electronic security ring including sensors, and an inner ring of security management including control rooms, as well as operating procedures for dealing with evolving threats. In addition, the Company has implemented significant improvements in the security of ICL plants: Improvements in the level of security training and competency of officials to meet strict regulations; Establishment of a uniform standard for all of ICL which meets and exceeds relevant standards as well as a global security policy; Improved measures/technological security systems (peripheral cameras, motion detectors, radar, entry control for transporters, etc; Improved security control centers for factories, some of which operate 24/7; Establishment of control procedures and security checks at the entrance to the Company's facilities; Arranged full cooperation between security and regulatory systems on all relevant security issues; Cooperation between security department and human resources as part of recruitment procedures; Cooperation between security department, legal, compliance and internal audit departments regarding investigations and integrity; The Global Excellence Center (Israel, Europe, America and the Far East) advises, coordinates and distributes information to all ICL companies worldwide; Implementation of a global Fraud Prevention Plan; All security personnel at plants in Israel are guided by the police security division; Providing assistance in case of an emergency to ICL sites. 174 ICL Corporate Responsibility Report 2015

SECURITY Responding to Information Security and Cyber Threats In response to the steady increase in the number and severity of security and cyber threats, the Company has taken many steps in recent years. ICL is implementing a program to protect its IT and ICS (industrial control systems), which includes separation of information networks from computerized process networks, physical protection of computer rooms, servers and terminals, and employee training. IT security personnel have been appointed, an integrated policy for addressing the issue has been formulated and work plans have been prepared and implemented in ICL globally. In addition, risk surveys were performed in all plants in Israel and several plants in other countries. These activities are managed and controlled by ICL's CISO (Chief Information Security Officer) and ICL's global CIO. Quantitative goals were established for implementing a multi-year work plan to advance this subject and to adapt the Company's operations to the many threats. ICL Corporate Responsibility Report 2015 175

OUR ENGAGING COMMUNITIES For more information: G4-DMA ICL aims to be a significant engine for growth and to help develop the communities in which it operates. By initiating and investing in community processes and projects, together with employees and local residents, organizations and leaders, ICL works to be a positive force both in Israel and around the world. Our charitable contributions in 2015 totaled approximately $6 million (approximately NIS 24 million). This amount does not include numerous hours of work that ICL employees devoted as volunteers, partly at the expense of their work hours. Limited assurance procedures performed for ICL's 2015 Charitable Contributions amount, as described in the report, only. Principle Goals Create shared value with stakeholders and maintain "Social License to Operate" in targeted communities. Develop operational model, including employee volunteer framework, in order to create partnerships with communities in which ICL operates. Empower disadvantaged populations. Empower and develop local leadership by working with "change agents" within communities, in order to further develop ICL's social circles of influence. Promote synergy between projects and activities, with an emphasis on ICL's flagship projects. Promote innovation in the field of chemistry and its various components, i.e. knowledge, learning, leadership development and human excellence. 176 ICL Corporate Responsibility Report 2015

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IN ISRAEL

G4-SO1

ICL's main activities are in the communities in Israel's southern region, namely: Dimona, Yerucham, Arad, Beer Sheva, and the Bedouin settlements in the South.

Flagship Projects

Afternoon Club Project

The Afternoon Club Project supports safe spaces throughout Israel for at-risk children. These clubs act as a home-away-from-home for children between 6 and 13 whose parents have difficulty caring for them during the day. The supportive and home-like atmosphere creates a therapeutic environment for these children; provides homework assistance, enrichment, extra help, social activities and computer skills for its members. Some clubs adopted by ICL also have programs for adolescents. The Afternoon Club Project is operated by municipalities throughout Israel in cooperation with the Ministry of Welfare and Ministry of Education who also contribute to their funding. The Company's involvement in the project includes providing financial support needed to develop and maintain the clubs together with volunteer staffing by ICL employees and retirees.

Empowering Bedouin Communities in the Negev

ICL actively supports the Bedouin communities of the Negev. Mifalei Tovala, an ICL subsidiary, leads these projects and is joined by many other ICL companies.

To advance the volunteer activities, ICL is assisted by several professional organizations to whom it provides financial support, among them: Sustainable Development for the Negev, Beit Issie Shapiro, Liali Association for the welfare of children at risk, the Information and Counseling Center for Higher Education, the Mother and Child Health Station in Rahat, the Nature and Parks Authority and others.

Some of the projects that are carried out are:

Welfare

Clubhouses for children from families with special needs. The clubhouses serve as a warm environment that provides homework assistance, enrichment, extra help, social activities and computer skills.

Provision of individual therapy for children with developmental challenges, speech therapy and physical therapy.

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IN ISRAEL

Support of the Children-at-Risk project to meet the needs of children from families in distress, including psychosocial intervention.

Support of an occupational rehabilitation center for people with emotional disabilities.

Provision of educational services, for children with special needs, in their natural environment.

Operation of and assistance in kindergartens.

Employment and Higher Education

Encouragement of a business environment providing equal employment opportunities for college graduates from Bedouin society, based on their training and skills.

Operation of a job placement center that connects employers to applicants, including a preparation and support process for applicants, workshops and an assessment center for screening and promoting applicants.

Encouragement and support of young people as they continue to higher education and select a profession.

Operation of two education and consultation information centers to increase accessibility to academic education, system-wide support in coping with barriers in the community and academic requirements.

Enrichment, Classes and Trips

Diverse enrichment activities, such as sports, music, arts and crafts and games, as well as trips and activities, ecological summer camps.
Classes in dental hygiene and proper nutrition.
Operation of the Chen Program to improve the attitudes of children and teenagers towards people with disabilities and developmental disabilities.
Creation of social infrastructure for activities and work within the community.
Identification and assimilation of children within enrichment programs through the Weizmann Institute of Science.

Conservation of Nature and the Environment

Support a long-term process to change environmental management through education, municipal, neighborhood, and community activities; development of local young leadership and raising awareness of the need to protect nature while respecting their heritage and lifestyle.

Conservation of biodiversity, landscapes and ecology through the education system in the Bedouin settlements.

Training of Authority employees, support for ISO-14000 certification.

Joint project with Eshel Hanassi to offer practical educational experience for students in Bedouin society, inking environment, economy and agriculture.

G4-SO1

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ICL also supports the Bedouin Desert Reconnaissance Battalion. This Battalion monitors the borders with Gaza and Egypt and is staffed by Bedouin people from the Negev. The Company contributes resources to equip the battalion's special school, including the installation of Internet infrastructure.

Support of Health and Welfare

ICL supports a variety of welfare & health organizations and institutes with financial and cash-equivalent donations. These organizations and institutes include: MASLAN - Crisis Center for victims of sexual assault and violence in the Negev, Ran's place - Adolescent club and community garden in Arad, Eden Foundation, ALUT - The Israeli Society for Autistic Children, Kindergartens for autistic children, Yated - Association for Children with Down Syndrom, 'Tsad Kadima' (A Step Forward) - Association for Conductive Education in Israe, 'Ladders' Project administrated by MATAN - Investing in the Community Association, Enosh- The Israeli Mental Health Association, 'Heart to Heart', Soroka Medical Center, Akim clubs (Akim - National Association for the Habilitation of the Mentally Handicapped in Israel, Loving homes for adolescent girls in distress in Beersheba, Dimona, Arad, the Bedouin sector in the Negev and Isfiya, Foster families, Club for the blind people, Senior centers, Kfar Rafael Remedial Community, Dimona 'Welcoming' soup kitchen and more.

Support of Education and Science

ICL strives to promote education, especially in the fields of science, sustainability and technology.

The Rotem Desert Project

Since 2011, the ICL Group, in cooperation with Israel's Nature and Parks Authority, has operated an educational program in southern Israeli towns. Its goals are: To embed the values of conservation, respect for the environment and cultural heritage among students. Disseminate information about industrial plants in the vicinity. Provide information about the complexity of the Sustainability Triangle: man, environment and the economy.

The program, which extends over a school year, includes class lessons, training days and special activity days. Thousands of students from various Negev communities, and educators, have participated and together learned about complex environmental issues which impact to their lives.

"We Have Chemistry" - Encouraging Chemistry Studies in Collaboration with the Weizmann Institute

ICL, the Center for Relations between the Chemical Industry and the Educational System, and the Department of Science Education at the Weizmann Institute have led a

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joint initiative to encourage high school students to study chemistry called, "We Have Chemistry." The purpose of the project is to use diverse and unusual learning methods to expose students to chemistry, emphasize its importance and contribution to everyday life, and demonstrate the relationship between chemistry and industry, the environment, society and the individual.

Taasiyeda ('Industry Knowledge')

ICL works in conjunction with Israel's Manufacturers Association to promote the study of industrial and environmental subjects in 40 schools in the Negev, through the Taasiyeda (industry + knowledge) program.

Workshops were held in schools in Beersheba, Arad, Dimona, Kuseife, Segev Shalom and Yeruham. The workshops are designed to expose high school students to the study of chemistry and Israeli industry. Students learn about the connection between chemistry and industry, and the impact of chemistry on everyday life, and its use at ICL's plants in southern Israel; about bromine, potash and phosphates as raw materials and the outputs and products of ICL's Dead Sea Works, ICL Rotem, Bromine Compounds, Periclase and ICL Dead Sea Magnesium plants.

In each workshop, representatives of ICL companies describe the plant where they work and include a chemical experiment associated with the plant. The uniqueness of the activity lies in the active involvement of ICL managers, R&D, marketing and environmental personnel, process engineers and geologists.

Junior Achievement

ICL Bromine has been part of the Junior Achievement program for more than a decade, and participates in a Skills Day each year. The day is intended to expose students to professionals, researchers, entrepreneurs, executives and business people. During the day, they learn about success stories in the area of business administration, and the connection between business management and entrepreneurship.

ICL is proud to sponsor the Formula Student Racing Electric Team at Ben-Gurion University of the Negev. The project started in the United States in the 1970's, to bridge the gap between academy and industry. The solution was a student competition challenging participants to design and build a unique formula style race car. Roughly 500 universities participate in the competition today. The first Israeli formula racing car was built at Ben-Gurion University in 2011 and competed that year, winning first place among all the new teams. The team continues to develop its' car with 3D printed parts, carbon-fiber chassis and other Israeli innovations. In 2015, Ben-Gurion University, along with more than 50 Israeli and international companies began the development of the Formula Student Electric, the first electric racing vehicle.

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ICL for the community (Hebrew):

G4-SO1

Community Enhancement

ICL is committed to improving the quality of life in the communities where it operates and to constantly developing and supporting a wide range of activities designed to enhance the fabric of the communities and provide local residents opportunities in the fields of sustainability, science and innovation. ICL's commitment is realized through the important programs described below, some administrated and managed by the Company in cooperation with third party organizations, and some through ICL employee volunteer work and ICL charitable contributions.

'Thinking Doing': Community- Environment Ventures

ICL, along with the 'Community - Environment and Society' firm, is leading the establishment of community/environmental ventures in Negev communities in order to create an active and independent community that promotes society and the environment. ICL contributes both money and employees' work hours to these various community projects.

During the process of creating the Thinking Doing' project, loca residents select areas to concentrate their activity. These include education and community and local economy and environmental resources. Each area of activity/venture is assigned a community representative who leads this process.

In the first year, 2014, the Thinking Doing' project was implemented in Yeruham, and in coming years, ICL expects that more communities will begin this process, including Arad, Dimona, the Bedouin community, the Tamar Regional Council and the Ramat Negev Regional Council. 2015 was dedicated to solidifying the community initiatives, fostering leadership group and identifying new initiatives.

The New 2015 Initiatives of the Thinking-Doing Projects

Furniture Refurbishment - an initiative of a religious high school. The students collect discarded furniture, refurbish them at the Tikun Olam workshop and deliver them to families in need.

Therapeutic Gardening - an outstanding kindergarten teacher from the city of Yeruham was selected for professional training in therapeutic gardening. She will lead this new approach in the city's educational system and community gardens by constructing a local demonstration garden.

Sfat Midbar - a social business from the incubator and a local ceramics studio will cultivate a community garden and lead activities involving underprivileged and marginalized youth

Community Theater - Nadav Segal, a local actor will coordinate weekly activities such as "playback theater" in the community gardens.

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IN ISRAEL Community Orienteering App - Cambium, a local software company, will operate a cellphone-based experiential orienteering game in the city of Yeruham for both local residents, tourists and hotel visitors. Alternative Therapy Community Clinic - the clinic provides all residents of Yeruham with affordable access to alternative and complementary therapy Family Volunteering - a number of nonprofit and volunteering organizations have come together to offer families in need with various local volunteering challenges within the Thinking-Doing Projects that will allow them to contribute to the community despite their hardships. 8200 Social Program The 8200 Social Program is an accelerator program for social-technological ventures, created with the goal of harnessing the human capital of the IDF's 8200 unit alumni and invest it in Israeli Society. ICl supports this project in its quest to promote technological solutions for social challenges in the fields of education, women empowerment, disability management, social businesses, elder care, participatory democracy, collaborative economy, healthcare and Haredi employment. 182 ICL Corporate Responsibility Report 2015

IN Europe ICL Iberia Iberpotash Based on its Corporate Social Responsibility strategy, ICL Iberia Iberpotash Suria and Sallent collaborates with leading universities, technology centers, business associations, sector associations, European technology platforms, and cultural and sports organizations in the county where it operates, as well as organizations that work with the third sector and disadvantaged people. It also makes regular contributions in local municipalities surrounding its facilities. Collaboration is established through agreements with academia and universities, the spheres of culture and leisure, the world of sport, sustainability as well as business schools and technological research centers. ICL Iberia Iberpotash also collaborates with various associations and organizations and participates in business forums designed to boost the region's industrial strength. Establishment Of Bi-Lateral Commissions With S[]ria and Sallent Municipalities: ICL Iberia Iberpotash applies a sponsorship and community initiatives policy based on a GIFT strategy (Green, Innovative, Friendly, Technological). This strategy helps the business unit to select suitable projects and initiatives that best fit these four areas. It has also created bilateral commissions with two main community stakeholders of ICL Iberia Iberpotash: the municipalities of S[]ria and Sallent. The projects undertaken by these commissions are evaluated in accordance with the municipalities' needs in accordance with ICL Iberia Iberpotash's GIFT strategy. The commissions enable ICL Iberia Iberpotash to establish specific budget for community activities at the beginning of the year and, together with the municipality, respond to the municipalities' needs and concerns. In 2015, for example, S[]ria municipality selected "Infant S[]ria", a program for children at risk of social exclusion, as well as funding for several cultural events. Sallent chose to fund the cost of equipment for all youth soccer teams as well as several cultural events. The bi-lateral commissions also evaluate additional non-budgeted projects and initiatives based on volunteer, non-cost initiatives such as teaching S[]ria and Sallent youth about geology and mining in their schools several times a year. ICL Corporate Responsibility Report 2015 183

Letter from the Chairman and CEO | Corporate Overview | Governance & Economic Responsibility | Environmental Responsibility | Social Responsibility | About the Report

IN EUROPE

Germany

ICL Germany's primary focus of support includes institutions and projects for the needy, sick or socially handicapped children and young people, and educational programs. It also funds programs and equipment for youth sports groups, a children's hospital, a children's home, violence prevention and traffic education programs.

Other major, long term projects include co-sponsoring a regional triathlon event, "RömerMan", in Ladenburg, Germany. For the past several years, teams of ICL employees participate in this event, representing ICL which sponsors the ICL Fitness Triathlon (one of the various disciplines of the triathlon festival). ICL Germany also sponsored popular concerts at the Neckar River, a traditional cultural event in the Ladenburg community.

In addition, the company sponsored public events in Ludwigshafen such as the "Family Festival" and other related events during the anniversary of Ludwigshafen's largest community hall (concerts, sports events, etc.) and oldest park which brings together Ludwigshafen's citizens, many of whom range from various cultural backgrounds and are from overseas.

ICL Germany also regularly sponsored a 'Knowledge Transfer Day' of the Rhine-Neckar Metropolitan Region which brings together scientists, professionals and students from various scientific disciplines. A "high-level" program sponsored was the "Zukunftsrede" program (Future Talk) of the renowned Ernst-Bloch Foundation in Ludwigshafen which invited philosophers, politicians and others to a forum on "future-relevant" issues.



G4-SO1

184 ICL Corporate Responsibility Report 2015

ICL
Letter from the Chairman and CEO
Corporate Overview
Governance & Economic Responsibility
Environmental Responsibility
Social Responsibility
About the Report

IN THE AMERICAS

G4-SO1

St. Louis, Missouri HQ

Every year in October, ICL launches the United Way campaign to support over 170 not for profit agencies in the St. Louis metro area. These agencies positively impact the lives of thousands of lives by addressing issues of fighting poverty, hunger, homelessness, education, health issues and many more. ICL supports the United Way through a corporate donation and employees may make a personal pledge of financial support of their community. Other ways we supported the United Way during this campaign were through service projects supporting specific United Way agencies.

- Packed over 100 lunches for distribution by St. Patrick Center supporting the homeless
- Distributed food through a regional food bank
- Hosted a food drive collecting over 5,000 food items for the regional food bank
- St. Jude Children's Cancer Research Hospital – Team Sponsor and Employee participation in fundraising and in the walk/run
- HEROES Care – Collected needed items supporting US soldiers and their families
- Work with local senior charity to "Adopt a Senior" at the December holiday providing gifts for seniors in need
- Kid Smart School Supply Drive. Corporate and employee donations benefitted St. Louis area youth with basic school supply needs for a successful school year.
- Arbor Day Foundation – Planted over 1,000 trees in US National Forests
- American Red Cross – providing emergency relief services to those impacted by natural disasters.

ICL U.S. Ontario, Rancho Cucamonga

The ICL U.S. Ontario plant and its employees are very involved in the community nearest to the plant. In 2015, they provided cash donations to the following organizations:

- Fire Fighters Quest for Burn Victim Survivors
- Fallen Heroes Bowling Tournament,
- School Supplies for the local School
- Can food Drive for local Shelter
- City of Rancho Cucamonga Annual Wellness and Ride Share Fair

ICL Corporate Responsibility Report 2015 185

ICL
Letter from the Chairman and CEO
Corporate Overview
Governance & Economic Responsibility
Environmental Responsibility
Social Responsibility
About the Report

IN THE AMERICAS

G4-SO1

ICL U.S. Lawrence, Kansas

The Lawrence plant and its employees are also very involved in the community nearest to the plant. In 2015, they provided cash donations to the following organizations:

- Kansas State Williams Fund
- Lawrence School Foundation
- Ballard Center
- Douglas County Visiting Nurses
- Woodlawn Elementary
- Boys and Girls Club
- Special Olympics
- American Red Cross

Community Service:

- Leadership Lawrence
- Junior Achievement Community Advisory Panel
- Eagles Day
- Woodlawn Elementary reading to children
- United Way

ICL U.S. Carondelet, Missouri

Donations to local charities including:

- YMCA
- United Way
- Carondelet Community Betterment Federation

ICL U.S. Gallipolis Ferry, West Virginia

The Gallipolis Ferry plant and its employees are involved in the community and in 2015 they provided cash donations and service to the following organizations and others:

- American Red Cross
- Purchased Fair Animals for Mason County Fair, Inc.
- Sponsored ICL Annual Community Fun Day
- Beale Elementary
- Mason County DARE program (Youth Drug Prevention)
- Wahama High School
- Youth sports including Mason County Little League and Swim Team Boosters
- Mason County Toys for Kids

186 ICL Corporate Responsibility Report 2015

IN THE AMERICAS ICL U.S. Indiana, Hammond National Fire Safety Council donation Supplied food to firefighters at nearby Fire Department Donated Clothing and Baby supplies to Haven House Donated toys to Toys for Tots during the holidays ICL Canada Kamloops United Way Special Olympics -- employees donated their time to run sporting activities for children with special needs Hosted a pancake breakfast with all proceeds benefitting the Cancer Society Donations to local animal shelters ICL Mexico Nuevo Leon, Monterrey Deliver/Share breakfast with relatives of patients/ hospitalized waiting outside health buildings (Hospitals). Usually people in great financial need. DIF Capullos (Orphanage) -- ICL invites 50 orphaned children for a fun afternoon to see a movie and snacks at a local movie theater. ICL Corporate Responsibility Report 2015 187

About the report

Reducing the impact on our air, oceans and food chain. ICL's Merquel products help reduce mercury emissions from coal powered stations by 90%.

ICL
Letter from the Chairman and CEO | Corporate Overview | Governance & Economic Responsibility | Environmental Responsibility | Social Responsibility | About the Report

ABOUT THIS REPORT

G4-13, G4-17, G4-18, G4-20, G4-21, G4-23, G4-28, G4-29, G4-30, G4-31, G4-32

ICL's Corporate Responsibility Report describes the Company's approach to sustainability and the actions it has taken during 2015 to advance responsible and sustainable business practices. In all cases, data relates to the 2015 calendar year unless otherwise stated. For several of the indicators, data from previous years is presented as a baseline for comparison. As the report is being published in mid-2016, it may also contain some data and events from the period between the end of 2015 and the publication date.

The report covers all of ICL's global operations. The quantitative information in this report relates to ICL's three segments: ICL Fertilizers, ICL Industrial Products and ICL Performance Products. The report does not include information about joint ventures outside of the segments. A list of entities included in this report can be found in the Organizational Structure diagram - as found in ICL's 2015 Annual Report available on the Company's website (see "C. Organizational Structure", page 85 or Note 30 – Group Entities). Some significant changes have occurred during the reporting period with regard to its scope or boundaries. Several companies have been sold and their data is not included in the 2015 report, but these sales have not had a significant impact on the scope. ICL has acquired two new companies ICL Austria Hartberg in Germany (data included in the report) and Allana Potash Afar PLC in Ethiopia (not included in the report). Other than that, a major joint venture with a Chinese company, YPH, was finalized at the end of 2015, of which only basic information is reported in this report. We expect further information about the JV will be disclosed in our 2016 CSR Report. This is a significant change, but will most likely be reflected in future reports.

During 2015 a strike broke out in the ICL Dead Sea DSW and Bromine Compounds. For a few months the workers of two major companies in Israel were on strike and production almost ceased completely. This had an effect on a couple of the indicators regarding safety (such as number of accidents) as well as environmental performance.

Information was collected internally by the Company's headquarters, relevant departments and ICL Centers of Excellence, with expertise related to the environment, human resources, safety, CR and more. Environment and social data was collected from tens of ICL's sites located worldwide. This year we expanded the data regarding complaints and have included data received from other function in the organization on top of the information gathered from the Internal Audit.

This report was written in accordance with GRI's G4 Guidelines 'in accordance' option Core, and reports are in line with the principles for defining report content and quality. Additionally, the report addresses GRI's Mining and Metals Sector Guidance supplement. However, not all of the guidelines are applicable or appropriate to ICL's business, and they have been applied selectively to relate to the Company's mineral extraction activities.

ICL selected the content for this report by prioritizing its material impact on sustainability following a process of evaluation by both internal and external stakeholders. ICL personnel, including ICL senior executives, were

190 ICL Corporate Responsibility Report 2015

ICL | Letter from the Chairman and CEO | Corporate Overview | Governance & Economic Responsibility | Environmental Responsibility | Social Responsibility | About the Report

ABOUT THIS REPORT

G4-20, G4-21, G4-22, G4-23, G4-28, G4-29, G4-30, G4-33

interviewed for the purpose of gathering and verifying data processes for this report. The highlights in the report and its structure are based on the diverse composition of ICL's stakeholders. ICL includes its primary impact on a corporate level, as well as through greater levels of detail so that the report is relevant for as many stakeholders as possible. All aspects addressed in this report are material within the organization. Where the issue has been identified as relevant within the organization it applies across all entities of ICL's business.

In order to maintain consistency with the Company's various international reporting standards, all information collected from ICL's sites around the world, including Israeli sites, are presented in this report using international protocols (e.g. CDP, GRI) which ICL has used for the last few years. The information reported is a result of direct analysis of the issues under discussion and calculations when required (unless otherwise noted). Corrections have been made in some of the health and safety indicators due to changes in status of some of the incidents as well as a mistakes found in the data.

This is the sixth successive year ICL has published a full GRI report and the second year that it is reporting using GRI's updated GRI G4 Guidelines. ICL's most recent previous report was for 2014 and was published in mid-2015. As ICL progresses through its second year of reporting using this framework, the Company intends to strengthen its data collecting and reporting practices, becoming more efficient in these systems throughout its operations.

ICL recognizes the importance of the periodic reporting process and of the transparency required in its activities. The Company is undergoing a comprehensive process of upgrading its relevant data gathering, reporting, and accountability and transparency mechanisms of all relevant corporate responsibility activities.

ICL attributes great importance to the assurance process, which constitutes a significant component of data and information transparency. In order to meet this challenge, the Company has engaged in a gradual assurance process which includes internal preparation and execution of an assurance process, respectively. Limited assurance regarding the specified parts of the report was performed by KPMG Somekh Chaikin (see page 5-7). The assurance was performed in accordance with International Standard on Assurance Engagements (ISAE) 3000, for performing Assurance Engagements other than Audits or Reviews of Historical Financial Information, issued by the International Auditing and Assurance Standards Board (IAASB) That standard emphasizes the need for comprehensive procedures for evidence gathering processes and assurer independence, and outlines the steps to be followed and conditions to be met by auditors who provide assurance on behavior, processes or information. This year the process was expanded to include main production sites outside of Israel. It also issued examination of processes, environmental and other, that are core to the organization's activities and reporting.

The Company is determined to continue expanding the scope of its assurance, as part of a gradual process of developing its corporate responsibility reporting. The company intends to seek external assurance of all material aspects of the report, globally in the coming years.

ICL Corporate Responsibility Report 2015 191

192 ICL Corporate Responsibility Report 2015

GRI G4 Content Index ICL 2015 Corporate Responsibility Report GRI G4 Guidelines 'In accordance' option Core Mining and Metals sector disclosures, where applicable ICL Corporate Responsibility Report 2015 193

General Standard Disclosures General Standard Disclosures Page Strategy and Analysis G4-1 10-11 G4-2 28-32, 69 Organizational Profile G4-3 15 G4-4 15,17, 20-21 G4-5 46 G4-6 46 G4-7 15 G4-8 18, 20-21 G4-9 15, 75-78 G4-10 158-159 G4-11 158 G4-12 17, 121, 118-119 The Company is establishing a new European headquarters in Amsterdam that will serve as one of ICL's joint global service centers. Procedures for collecting relevant data for supply chain will be developed and implemented in the near future. G4-13 52 G4-14 45 G4-15 58 G4-16 58 194 ICL Corporate Responsibility Report 2015

General Standard Disclosures Page G4-17 190 Note 30 in 'Consolidated Financial Statement' 2015 G4-18 34-36, 38 G4-19 36 G4-20 190-191 G4-21 190-191 G4-22 191 G4-23 190-191 Stakeholder Engagement G4-24 60-61 G4-25 59 G4-26 59-61 G4-27 60-61 Report Profile G4-28 190-191 G4-29 190-191 G4-30 190-191 G4-31 202 ICL Corporate Responsibility Report 2015 195

General Standard Disclosures Page G4-32 193 G4-33 6-7, 191 Governance G4-34 47, ICL 2015 Annual Report p.85 G4-36 43, 47 G4-38 47-49, ICL 2015 Annual Report Item 6 -- A. Directors and Officers G4-39 47 G4-41 51, 54 G4-42 47, ICL 2015 Annual Report p.188-190 G4-43 47 G4-48 47 G4-51 50-51, Annual Report (2015) Item 6 -- B. Compensation Ethics and Integrity G4-56 53, http://www.icl-group.com/careers/codeofethics/Pages/default.aspx G4-57 55 G4-58 56 196 ICL Corporate Responsibility Report 2015

Specific Standard Disclosures Material Aspects DMA and Indicators Page Omissions Category: Economic Economic Performance G4-DMA 18-21 G4-EC1 62 Indirect Economic Impacts G4-DMA 63-64 G4-EC7 89, 72 G4-EC8 63-64 Category: Environmental Materials G4-DMA 74, 79-80 G4-EN1 93, 94, 97, 88 Energy G4-DMA 137 G4-EN3 137-138 G4-EN6 113-114 Water G4-DMA 87, 148 G4-EN8 88, 148-149 Biodiversity G4-DMA 79-80 G4-EN11 81 G4-EN12 85 EN13 83-84 G4-EN14 85 MM1 82 ICL Corporate Responsibility Report 2015 197

Material Aspects DMA and Indicators Page Omissions Emissions G4-DMA 141,145 G4-EN15 141-142 G4-EN16 141-142 G4-EN17 141 G4-EN19 141-142 G4-EN21 145-146 Effluents and Waste G4-DMA 44-45, 68, 150 G4-EN23 151 G4-EN25 152 Products and Services G4-DMA 130 G4-EN27 30-131 Compliance G4-DMA 68 G4-EN29 Consolidated Financial Statement (2015), Note 23 -- c. Contingent liabilities (3) Overall G4-DMA 44-45, 68 G4-EN31 68 198 ICL Corporate Responsibility Report 2015

Material Aspects DMA and Indicators Page Omissions Category: Social Sub-category: Labor Practices and Decent Work Employment G4-DMA 158, 162 MM Sector specific DMA 2014 Corporate Responsibility Report p. Data is currently available for contract 149, 2015 Annual Report p. 195 employees in Israel. ICL is reviewing its data collection processes to address this gap in the future. G4-LA1 160 Occupational Health and Safety G4-DMA 167, 169 G4-LA6 167-168 G4-LA7 173 G4-LA8 171 Training and Education G4-DMA 161 G4-LA10 161 Diversity and Equal Opportunity G4-DMA 165 G4-LA12 48-49, 159 Labor Practices Grievance Mechanisms G4-DMA 53, 158 G4-LA16 56 MM4 160 ICL Corporate Responsibility Report 2015 199

Material Aspects DMA and Indicators Page Omissions Sub-category: Human Rights Non-discrimination G4-DMA 166 G4-HR3 56 Freedom of Association and Collective Bargaining G4-DMA 44-45, 158, 166 G4-HR4 158, ICL 2015 Annual Report p.195 Child Labor G4-DMA 166 G4-HR5 158 Forced or Compulsory Labor G4-DMA 166 G4-HR6 158 Human Rights Grievance Mechanisms G4-DMA 44-45, 53 G4-HR12 56 Sub-category: Society Local Communities G4-DMA 176 G4-SO1 177, 181, 183-187 MM6 100-101 MM7 100-101 Anti-corruption G4-DMA 54 G4-SO3 54-55 G4-SO4 54-56 200 ICL Corporate Responsibility Report 2015

Material Aspects DMA and Indicators Page Omissions Public Policy G4-DMA 54 G4-SO6 51 Compliance G4-DMA 54 G4-SO8 Consolidated Financial Statement (2015), Note 23 -- c. Contingent liabilities (3) Emergency Preparedness (MM Sector specific Aspect) G4-DMA 174-175 Sub-category: Product Responsibility Customer Health and Safety G4-DMA 28-29, 106, 117 G4-PR1 112, 128-129 Product and Service Labeling G4-DMA 117 G4-PR3 117, 2014 Corporate Responsibility Report pp. 100-101 Marketing Communications G4-DMA 117 G4-PR6 117 ICL Corporate Responsibility Report 2015 201

Important Notes to the Reader This document reflects the policy of Israel Chemicals Ltd. The document is updated as of its preparation date, as specified. We have done our best to ensure that this document is true and accurate. However, as in any document, there may be generalizations, inaccuracies, errors or omissions. The complete and binding information for the public of Israel Chemicals Ltd. is published in its annual and quarterly reports. We will be pleased to answer questions and receive comments, suggestions or any response. Please contact: Mr. Tzachi Mor, ICL Sustainability and ERM Tzachi.Mor@icl-group.com 202 ICL Corporate Responsibility Report 2015

Reporting: Assif Strategies Ltd. www.assifstrategies.com Design: Portnov-Mishan www.portnov-mishan.com Editing: David Kahn www.fisherkahn.co.il

www.icl-group.com Millennium Tower, 23 Aranha St. (Headquarters) P.O.Box 20245, Tel Aviv 6120201, Israel Tel +972 (0)3 684 4400 Fax +972 (0)3 684 4444 E-mail: contact@icl-group.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: August 10, 2016